As confidentially submitted to the Securities and Exchange Commission on January 4, 2019, pursuant to Section 6(e) of the

Securities Act of 1933, as amended.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INHIBRX, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	82-4257312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11025 N. Torrey Pines Road, Suite 200

La Jolla, CA 92037

(858) 795-4220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Lappe

Chief Executive Officer

Inhibrx, Inc.

11025 N. Torrey Pines Road, Suite 200

La Jolla, CA 92037

(858) 795-4220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Jeremy Glaser Megan Gates Melanie Ruthrauff Levy Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. 3580 Carmel Mountain Road, Suite 300 San Diego, CA 92130 (858) 314-1500	Charles S. Kim Sean Clayton Richard Segal David Peinsipp Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, $0.0001 par value per share	$	$

(1)

Includes initial public offering price of additional shares that the underwriters have the option to purchase. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate initial public offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdictions where the offer or sale is not permitted.

Subject to Completion, Dated                , 2019

            Shares

Common Stock

Inhibrx, Inc. is offering                 shares of its common stock. The initial public offering price of our common stock is expected to be between $                and $                per share. This is our initial public offering and no public market currently exists for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “INBX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, intend to comply with certain reduced public company reporting requirements for this and future filings.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Inhibrx, Inc.	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. We refer you to the section titled “Underwriting” for additional disclosure regarding total underwriting compensation.

The underwriters have an option to purchase a maximum of                 additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                , 2019.

Joint Bookrunners:

Evercore ISI	Barclays

Nomura

Co-Manager:

Raymond James

The date of this prospectus is                     , 2019

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and the information set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “Inhibrx,” “Company,” “we,” “us” and “our” in this prospectus to refer to Inhibrx, Inc. and its wholly owned subsidiary, INBRX 103, LLC, taken as a whole.

Overview

We are a clinical-stage biotechnology company focused on developing a broad pipeline of novel biologic therapeutic candidates. We combine a deep understanding of target biology with innovative protein engineering, proprietary discovery technologies, and an integrative approach to research and development to design highly differentiated therapeutic candidates. Central to these efforts is our proprietary single domain antibody, or sdAb, platform. Our culture empowers data-driven decision making with the aim of eliminating candidate-selection bias in discovery and development. Initially, we are pursuing therapeutic candidates directed to validated targets, where we believe our protein engineering technologies can overcome prior therapeutic limitations. We currently have three oncology programs in human clinical trials as well as a rare disease program for which we expect to initiate a clinical trial in the first half of 2019. We also have multiple preclinical programs for which we expect to submit three Investigational New Drug applications, or INDs, to the United States Food and Drug Administration, or FDA, in 2019. We retain worldwide rights to all of our programs, except INBRX-103, for which worldwide rights have been licensed to Celgene Corporation, or Celgene, and certain other therapeutic candidates for which we licensed limited commercial and development rights in certain Asian regions to key collaborators.

We utilize diverse methods of protein engineering to address the specific requirements of complex target and disease biology. We believe our sdAb platform can enable the development of therapeutic candidates with unique mechanisms of action and attributes superior to current monoclonal antibody, or mAb, and fusion protein approaches. sdAbs are highly modular and can be combined to create therapeutic candidates with defined valencies and multiple specificities, enabling enhanced cell signaling and conditional activation. Importantly, our sdAb-based therapeutic candidates are manufactured by established processes used to produce therapeutic proteins.

Our Pipeline

We have developed a broad and diverse therapeutic candidate pipeline, as shown below.

*	Third party partnerships with Chinese biotechnology companies currently in place for development and commercialization in China, Hong Kong, Macau and/or Taiwan.
+	Global rights for this therapeutic candidate have been licensed to Celgene.

INBRX-109

INBRX-109 is a multivalent agonist of death receptor 5, or DR5, which we developed utilizing our sdAb platform. Agonism, or clustering, of DR5 receptors initiates a signaling pathway within the cell leading to tumor cell specific apoptosis, or programmed cell death. The process of clustering multiple cell surface receptors in close proximity to one another is essential to induce efficient signaling within a cell. Previously explored approaches using conventional mAbs or a recombinant tumor necrosis factor-related apoptosis-inducing ligand to target DR5 showed limited clinical efficacy, which we believe was due to an inability to effectively cluster multiple receptors together. To enhance clustering, a tetravalent DR5 agonist, TAS266, was developed by a third party and showed more potency in multiple preclinical models. Despite promising preclinical data, dose-limiting toxicities were observed, which may have resulted from pre-existing anti-drug antibodies to TAS266. To overcome the limitations of ineffective clustering, we designed INBRX-109 as a tetravalent DR5 agonist capable of binding and clustering exactly four receptors per molecule. Additionally, INBRX-109 was designed to avoid recognition by pre-existing anti-sdAb antibodies commonly present in humans. In preclinical testing, DR5 signaling activated programmed cell death has been observed to be directly proportionally to the number of DR5 molecules clustered. We believe INBRX-109 has the potential to show clinical activity across multiple tumor types, including difficult-to-treat gastrointestinal tumors and mesothelioma. In addition, we believe INBRX-109 has the potential to act as both a single agent and in combination with apoptotic pathway modulators or chemotherapy. INBRX-109 is currently being investigated in a Phase 1 clinical trial in patients with solid tumors including sarcomas. We expect to announce initial results from the dose escalation portion of this trial in the middle of 2020.

INBRX-105

INBRX-105 is both an antagonist of programmed death ligand 1, or PD-L1, and a conditional agonist of 4-1BB that we developed with our sdAb platform. The approval of checkpoint inhibitors that block the interaction between programmed cell death protein 1, or PD-1, and PD-L1 has caused a paradigm shift in oncology treatment due to their substantial response rates and overall survival benefit across numerous cancers.

These therapeutics, however, achieve a lasting benefit only for a minority of patients and therefore additional therapeutic candidates have been tested clinically with the goal of further activating tumor reactive T-cells. These additional therapeutic candidates include agonist antibodies targeting 4-1BB. 4-1BB is a receptor belonging to the tumor necrosis factor receptor superfamily that has been shown to provide co-stimulatory function to T-cells. While a 4-1BB agonist has shown clinical promise, systemic activation of 4-1BB led to toxicities that ultimately restricted the dose level administered and, in turn, limited efficacy. To overcome these limitations, we designed INBRX-105 to block PD-1 binding and to conditionally agonize 4-1BB only in the presence of PD-L1, which is typically only found in the tumor microenvironment and associated lymphoid tissues. We believe this unique mechanism of action has the potential to enhance the anti-tumor response and limit systemic toxicity. INBRX-105 has exhibited promising T-cell co-stimulatory activity in our preclinical studies through activation of antigen specific T-cells to levels in excess of those achieved with a combination of separate PD-L1 and 4-1BB targeting agents. We believe INBRX-105 has the potential to treat patients with PD-L1 expressing tumors, including those refractory to or relapsed from approved checkpoint inhibitor therapies. The IND for INBRX-105 became effective in October 2018 and we initiated a Phase 1 clinical trial in early 2019. We expect to announce initial results from the dose escalation part of this trial in the second half of 2020.

INBRX-101

INBRX-101 is an Fc-fusion protein-based therapeutic candidate comprising a modified recombinant version of human alpha-1 antitrypsin, or AAT, that we are developing for the treatment of patients with alpha-1 antitrypsin deficiency, or AATD. AATD is a genetically defined rare respiratory disease characterized by progressive destruction of lung tissue that has an FDA approved diagnostic. According to the Alpha-1 Foundation, this disease affects roughly 100,000 people in the United States and approximately the same number of people in Europe. The current standard of care for patients with AATD has been unchanged for decades and relies on weekly infusions of plasma derived AAT, or pdAAT, therapeutics. There are currently approximately 10,000 AATD patients worldwide receiving plasma-derived augmentation therapies, translating into an estimated worldwide market of $1.2 billion in 2016 that is expected to grow to $2.9 billion by 2025. AAT has proven difficult to develop recombinantly, often displaying loss of activity and experiencing accelerated degradation. INBRX-101 is designed to offer superior clinical activity to pdAAT by providing sustained enhanced plasma concentration with a less frequent, monthly dosing regimen. The IND for INBRX-101 became effective in November 2018, and we expect to initiate a Phase 1 dose escalation clinical trial in the first half of 2019. We expect to announce initial results from this trial in the first half of 2020.

INBRX-103

INBRX-103 is a mAb that targets cluster of differentiation 47, or CD47, which blocks a tumor protective pathway. CD47 is co-opted by many tumor types to protect tumor cells from being engulfed by macrophages. Despite promising activity, anti-CD47 antibody therapeutics are known to cause anemia and infusion site reactions. To our knowledge, INBRX-103 was the first anti-CD47 antibody observed preclinically to block the interaction of CD47 and signal regulatory protein alpha, or SIRPa, without causing agglutination, or clumping, of red blood cells. In preclinical studies, administration of INBRX-103 was not associated with red blood cell or platelet depletion and exhibited a favorable toxicity profile in primates. We believe this lack of red blood cell agglutination could result in a differentiated clinical profile with a lower probability for anemia and infusion site reactions. We believe this program has broad therapeutic potential in combination with tumor-targeting antibodies that can engage activating Fc receptors. We licensed worldwide development and commercialization rights to INBRX-103 to Celgene, which refers to the therapeutic candidate as CC-90002, in 2013, and Celgene is currently conducting a Phase 1 clinical trial of this therapeutic candidate in combination with rituximab.

Preclinical Programs

We are also developing a portfolio of preclinical therapeutic candidates leveraging our sdAb platform and expect to submit INDs to the FDA for three additional therapeutic candidates in the second half of 2019. We have the full rights to develop and commercialize our preclinical pipeline and platform in all major markets, with the exception of third-party partnerships in place for the development and commercialization of INBRX-106, our OX40 agonist therapeutic candidate, in China, Hong Kong, Macau and Taiwan.

Our Leadership Team and Board of Directors

We have carefully assembled a team with deep scientific and clinical experience in discovering and developing protein therapeutics. Our in-house capabilities span the disciplines of discovery, protein engineering, cell biology, translational research, chemistry, manufacturing and controls, or CMC, and clinical development. Members of our team bring experience from multiple organizations including Genentech, Inc., Gilead Sciences, Inc., Merck & Co. and Novartis AG. Our board of directors is comprised of individuals with proven business and scientific accomplishments and significant operating knowledge of our company.

Our Strategy

At Inhibrx, our mission is to discover and develop effective biologic treatments for people with life-threatening conditions and to evolve Inhibrx into a commercial-stage biotechnology company with a differentiated and sustainable product portfolio by focusing on the following:

•	Rapidly advancing and optimizing the clinical development of our lead programs.

We have built an experienced translational research, CMC and clinical development team to streamline the advancement of our lead therapeutic candidates both internally and by leveraging external relationships. To augment our U.S.-centric clinical strategy for our oncology therapeutic candidates, we have formed collaborations in China designed to provide access to patient populations for clinical trials not readily available in the United States, including treatment-naïve patients, and to facilitate rapid patient enrollment with the goal of generating more robust early clinical data. We believe this harmonized clinical strategy may allow us to accelerate our development timelines.

•	Applying our sdAb platform and other protein technologies to create differentiated therapeutics in multiple disease areas.

We have developed an sdAb platform and other protein technologies that we believe can be applied to meet the specific challenges of complex target biology. Our current pipeline is focused on oncology, orphan diseases and infectious diseases. We plan to expand to additional therapeutic areas where we believe we can create solutions to address challenges of both validated and novel targets and generate differentiated therapeutics.

•	Continuing our culture of innovation, execution and efficiency.

Over the last nine years we have carefully built an innovative culture that encourages scientific risk-taking within the bounds of our data-driven philosophy. This enables our research and development team to discover numerous promising preclinical candidates cost effectively, from which we select what we believe are highly differentiated programs for clinical development. We also utilize licensing of non-core assets and restricted geographic rights as well as grants to reduce the capital required from investors.

•	Scaling our capabilities to support the commercialization of our pipeline.

When appropriate, we intend to develop the commercial infrastructure required for bringing any approved products to patients in the United States and to evaluate options for delivering any approved products to patients in other key markets, such as Europe, Japan, and China, which may include strategic partnering, to maximize commercial opportunities.

Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, among others, the following:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

•

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of uncertainty. We have never generated any revenue from product sales and may never be profitable.

•

Our therapeutic candidates are in early stages of development and may fail or suffer delays that materially and adversely affect their commercial viability, and the results of any preclinical studies or early stage clinical trials may not be predictive of the results of later clinical trials. If we, or our collaboration partners, are unable to advance our therapeutic candidates through clinical development, obtain regulatory approval and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.

•

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our therapeutic candidates, our business will be substantially harmed.

•	We will need substantial additional funding in order to complete the development and commercialization of our therapeutic candidates.

•	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

•

We rely on third parties to conduct all of our clinical trials, certain of our preclinical studies and for the manufacture of our therapeutic candidates and intend to continue to do so. If these third parties do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.

•	If we are not able to obtain and enforce patent protection for our technologies or therapeutic candidates, development and commercialization of our therapeutic candidates may be adversely affected.

•

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the therapeutic candidates we develop, our commercial opportunities will be negatively impacted.

•	The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Corporate and Other Information

We were incorporated under the laws of the State of Delaware on November 17, 2017 under the name Tenium Therapeutics, Inc. In April 2018, we changed our name to Inhibrx, Inc. Our principal executive offices are located at 11025 N. Torrey Pines Road, Suite 200, La Jolla, CA 92037, and our telephone number is (858) 795-4220. Our website address is www.inhibrx.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The mark “Inhibrx” is our registered trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•

we have presented in this prospectus only two years of audited financial statements, in addition to any required unaudited condensed financial statements for any interim period, with correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we may provide reduced disclosure about our executive compensation arrangements; and

•	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act of 1933, as amended, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

The Offering

Common stock offered by us	shares

Option to purchase additional shares	The underwriters have an option, exercisable within 30 days of the date of this prospectus, to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate the net proceeds from this offering will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to complete the ongoing Phase 1 clinical trials of INBRX-109, INBRX-105 and INBRX-101 and to fund our research and development activities, as well as for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk factors	You should read the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“INBX”

The number of shares of our common stock to be outstanding after this offering is based on 42,370,690 shares of our common stock outstanding as of December 31, 2018, and excludes:

•	3,028,000 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018 at an exercise price of $6.05 per share;

•	527,555 shares of common stock reserved for issuance pursuant to future awards under our 2017 Employee, Director and Consultant Equity Incentive Plan, or the 2017 Plan, as of December 31, 2018; and

•

444,445 additional shares of our common stock that will become available for future issuance under the 2017 Plan in connection with the completion of this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock as of December 31, 2018 immediately prior to the completion of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock;

•	the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws prior to the completion of this offering; and

•	a one-for- reverse stock split of our common stock effected on , 2019.

Summary Consolidated Financial Data

We have derived the summary consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the summary consolidated balance sheet data as of December 31, 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2017 and 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that should be expected in the future.

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017		2017	2018
(in thousands, except per share data)				(unaudited)
Consolidated Statements of Operations Data:
Revenue:
License fee revenue	$6,667		$7,950	$7,838		$5,500
Grant revenue	—		441	272		826

Total revenue	6,667		8,391	8,110		6,326
Operating expenses:
Research and development	16,992		25,510	18,221		28,774
General and administrative	1,821		2,609	1,729		2,983

Total operating expenses	18,813		28,119	19,950		31,757

Total other income (expense)	(739)		(2,102)	(1,626)		(1,129)
Provision for income taxes	—		250	250		50

Net loss	(12,885)		(22,080)	(13,716)		(26,610)
Accretion to redemption value of redeemable non-controlling interest	—		(1,235)	(693)		(737)
Less: net loss attributable to non-controlling interest	4,616		3,873	2,866		595

Net loss attributable to Inhibrx, Inc.	$(8,269)		$(19,442)	$(11,543)		$(26,752)

Net loss per share attributable to Inhibrx, Inc., basic and diluted(1)	$(0.26)		$(0.62)	$(0.37)		$(0.85)

Weighted-average shares of common stock outstanding, basic and diluted(1)	31,556		31,556	31,556		31,556

Pro forma net loss per share, basic and diluted (unaudited)(1)		$			$

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)

(1)

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share, basic and diluted unaudited pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

As of December 31, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)		(unaudited)
Consolidated Balance Sheet Data:
Cash	$	$	$
Total assets
Debt
Total liabilities
Convertible preferred stock
Total stockholders’ equity (deficit)

(1)

The pro forma consolidated balance sheet data gives effect to (i) the issuance of 1,719,197 shares of Series Mezzanine 2 Preferred Stock after December 31, 2018, (ii) the conversion of all outstanding shares of our convertible preferred stock (including those referenced in (i) above) into shares of common stock prior to the completion of this offering and (iii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.

(2)

The pro forma consolidated as adjusted balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of                  shares of our common stock in this offering at the assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted amount of each of cash, total assets and total stockholders’ equity (deficit) by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares we are offering at the assumed initial public offering price of $        per share would increase (decrease) the pro forma as adjusted amounts of each of cash, total assets and total stockholders’ equity (deficit) by approximately $        , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a clinical-stage biotechnology company. To date, we have financed our operations through equity and debt financings, license and milestone revenue and grants. We have incurred significant recurring operating losses since our inception. For the year ended December 31, 2017, our net loss was $22.1 million and our net loss for the year ended December 31, 2016 was $12.9 million. As of September 30, 2018, we had an accumulated deficit of $13.4 million. We expect to incur additional losses in future years as we execute our plan to continue our discovery, research and development activities, including the ongoing and planned preclinical and clinical development of our therapeutic candidates, and as we incur the additional costs of operating as a public company. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

As a result of the above, management concluded that there is substantial doubt about our ability to continue as a going concern. Management’s plans to address this uncertainty are discussed in Note 1 to our consolidated financial statements. The report of our independent registered public accountant on our financial statements as of and for the years ended December 31, 2016 and December 31, 2017 also includes explanatory language describing the existence of substantial doubt about our ability to continue as a going concern. There have been no adjustments to the accompanying financial statements to reflect this uncertainty.

Biotechnology product development is a highly speculative undertaking and involves a substantial degree of uncertainty. We have never generated any revenue from product sales and may never be profitable.

We have devoted substantially all of our financial resources and efforts to developing our therapeutic candidates, identifying potential therapeutic candidates and conducting preclinical studies and clinical trials. We are still in the early stages of developing our therapeutic candidates, and we have not yet demonstrated an ability to successfully conduct or complete any clinical trials, including large-scale, pivotal clinical trials, obtain marketing approval, manufacture a clinical or commercial scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Consequently, we have no meaningful operations upon which to evaluate our business and predictions about our future success or viability may not be as accurate as they could be if we had more experience developing therapeutic candidates. Our ability to generate revenue and achieve profitability, including any revenue we may receive pursuant to the license agreement we entered into with Celgene Corporation, or Celgene, as amended on November 23, 2018, or the Celgene Agreement, depends in large part on our ability, alone or with license partners, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, our therapeutic candidates. Even if we achieve development or commercial milestones, generate product royalties or generate product sales, including any milestones and royalties we may be eligible to receive pursuant to the Celgene Agreement, we may never achieve or sustain profitability on a quarterly or annual basis. We do not anticipate generating revenue from sales of products for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our and our collaborators’ success in:

•

completing clinical trials through all phases of clinical development of our current therapeutic candidates, including INBRX-109, INBRX-105 and INBRX-101, as well as INBRX-103, which is currently in a Phase 1 trial pursuant to the Celgene Agreement;

•	advancing into clinical development our preclinical therapeutic candidates, including INBRX-106, INBRX-110 and INBRX-111;

•	seeking and obtaining marketing approvals for our therapeutic candidates that successfully complete clinical trials;

•

obtaining satisfactory acceptance, formulary placement coverage and adequate reimbursement for our approved products from third-party payors, including private health insurers, managed care providers and governmental payor programs, including Medicare and Medicaid;

•

launching and commercializing products for which we obtain marketing approval, with a collaborator or, if launched independently, successfully establishing a sales force, marketing and distribution infrastructure;

•	establishing and maintaining supply and manufacturing relationships with third parties;

•	obtaining market acceptance of any approved products by physicians, patients, third-party payors and the medical community;

•	maintaining, protecting, expanding and enforcing our intellectual property portfolio;

•	implementing additional internal systems and infrastructure, as needed; and

•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with biological product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the United States Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other comparable foreign authorities to perform preclinical studies or clinical trials in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our therapeutic candidates, our expenses could increase and revenue could be further delayed.

We expect we will need to raise substantial additional funds to advance development of our therapeutic candidates, and we cannot guarantee this additional funding will be available on acceptable terms or at all. Failure to obtain this funding when needed may force us to delay, limit or terminate our development efforts and, if any of our therapeutic candidates are approved, our commercialization efforts.

As of December 31, 2018, we had $         million in cash. We expect our expenses to increase in future years as we execute our plan to continue our discovery, research and development activities, including the ongoing and planned preclinical and clinical development of our therapeutic candidates, and as we incur the additional costs of operating as a public company. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials are time consuming, expensive and uncertain processes that take years to complete, and we, or our collaborators, may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our therapeutic candidates, if approved, may not achieve commercial success.

We believe that the net proceeds from this offering, together with our existing cash, will be sufficient to fund our planned operations through                . However, changing circumstances or inaccurate estimates by us may cause us to use capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. For example, our current and our planned preclinical studies and clinical trials for our current therapeutic candidates or other therapeutic candidates we may seek to develop may encounter technical, enrollment or other issues that could cause our development costs to increase more than we expect. Because successful development of our therapeutic candidates is uncertain, we are unable to estimate the actual funds we will require to complete research and development and commercialize our therapeutic candidates. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or therapeutic candidates or we may be unable to take advantage of future business opportunities. In addition, any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future therapeutic candidates.

Raising additional capital by issuing equity or debt securities may cause dilution to existing stockholders, and raising funds through lending and licensing or collaboration arrangements may restrict our operations or require us to relinquish proprietary rights.

Until such time as we can generate substantial revenue from product sales, if ever, we expect to finance our cash needs through a combination of equity and debt financings, strategic collaborations and license and development agreements. We do not have any committed external source of funds. To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

The incurrence of indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants therein, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. Additionally, under our existing debt financing agreement, we are subject to a variety of affirmative and negative covenants, including covenants that restrict our ability to declare dividends or incur additional indebtedness.

If we raise additional capital through collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or therapeutics candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market therapeutic candidates that we would otherwise develop and market ourselves.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements as of and for the years ended December 31, 2016 and December 31, 2017 and unaudited consolidated financial statements as of and for the nine months ended September 30, 2017 and September 30, 2018 were prepared assuming that we will continue as a going concern. However, we do not believe that our current cash (exclusive of any proceeds we may receive from this offering) will be sufficient to enable us to fund our current operations for the 12 month period following January 4, 2019, and have therefore concluded that this circumstance causes substantial doubt about our ability to continue as a going concern. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the years ended December 31, 2016 and December 31, 2017 includes explanatory language describing the existence of substantial doubt about our ability to continue as a going concern.

Such an opinion could materially limit our ability to raise additional funds through the issuance of new equity or debt securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, the sale of the shares of our common stock in this offering or obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital.

If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our clinical and regulatory efforts, which are critical to the realization of our business plan.

The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. If we cannot continue as a viable entity, you may lose some or all of your investment.

Risks Related to the Development, Clinical Testing and Commercialization of Our Therapeutic Candidates

Our therapeutic candidates are in early stages of development and may fail or suffer delays that materially and adversely affect their commercial viability. If we, or our collaborators, are unable to advance our therapeutic candidates through clinical development, obtain regulatory approval and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts, with only three therapeutic candidates currently in clinical trials (INBRX-109, INBRX-105 and INBRX-103). We have no products on the market and our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and successfully commercializing our therapeutic candidates, either alone or with our collaborators. Before obtaining regulatory approval for the commercial distribution of our therapeutic candidates, we, or our collaborators, must conduct extensive preclinical tests and clinical trials to demonstrate sufficient safety and efficacy of our therapeutic candidates in patients. Failure can occur at any time during the clinical trial process and our future clinical trial results may not be successful. As a result, we may not have the financial resources to continue development of, or to modify existing or enter into new license or collaboration for, a therapeutic candidate if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, therapeutic candidates, including:

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negative or inconclusive results from our clinical trials, the clinical trials of our collaborators or the clinical trials of others for therapeutic candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•

therapeutic-related side effects experienced by participants in our clinical trials, the clinical trials of our collaborators or by individuals using drugs or therapeutic biologics similar to our therapeutic candidates;

•

delays in submitting Investigational New Drug applications, or INDs, or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in enrolling research subjects or high drop-out rates of research subjects enrolled in clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	inadequate supply or quality of therapeutic candidate components or materials or other supplies necessary for the conduct of our clinical trials or the clinical trials of our collaborators;

•	delay in the development or approval of companion diagnostic tests for our therapeutic candidates;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•

delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

The therapeutic candidates we or our collaborators pursue may not demonstrate the necessary safety or efficacy requirements for regulatory approval. Further, a clinical trial may be suspended or terminated by us, our collaborators, the Institutional Review Boards of the institutions in which such trials are being conducted, the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations, administrative actions or lack of adequate funding to continue the clinical trial. Clinical holds may be placed prior to a clinical trial even beginning, in order to address potential safety and risk concerns of regulatory authorities. Furthermore, we expect to rely on contract research organizations, or CROs, and clinical trial sites to ensure proper and timely conduct of our clinical trials and while we expect to enter into and have entered into agreements governing their committed activities, we have limited influence over their actual performance.

If we or our collaborators experience delays in the completion of, or termination of, any clinical trial of our therapeutic candidates, the commercial prospects of our therapeutic candidates will be harmed, and our ability to generate product revenue or receive royalties from any of these therapeutic candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue. Our approach to protein engineering is novel and unproven, and as such, the cost, time needed to develop and likelihood of success of our therapeutic candidates may be more uncertain than if we employed more established drug development approaches. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our therapeutic candidates.

The results of preclinical studies and early stage clinical trials of our therapeutic candidates may not be predictive of the results of later stage clinical trials. Initial success in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

Success in preclinical studies and early clinical trials does not ensure that later and pivotal clinical trials will generate the same results, or otherwise provide adequate data to demonstrate the safety and efficacy of a therapeutic candidate. Frequently, therapeutic candidates that have shown promising results in preclinical studies or early clinical trials have subsequently suffered significant setbacks in later or pivotal clinical trials. Our therapeutic candidates in clinical trials, including INBRX-109, INBRX-105 and INBRX-103, may fail to show the desired safety and efficacy in clinical trials despite having progressed through preclinical studies and there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our therapeutic candidates. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any of these setbacks in our clinical development could have a material adverse effect on our business and operating results.

Our therapeutic candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our therapeutic candidates could cause us, our collaborators or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Results of our clinical trials or the clinical trials of our collaborators could reveal a high and unacceptable severity of adverse side effects and it is possible that patients enrolled in these clinical trials could respond in unexpected ways. For instance, INBRX-109, INBRX-105 and INBRX-103 are all therapeutic candidates targeting oncology indications that are clinically evaluated in very sick populations, and INBRX-101 is a therapeutic candidate focused on an orphan disease (alpha-1 antitrypsin deficiency, or AATD), and as such, it may be difficult to establish safety and efficacy in these types of patient populations. Further, we intend to develop certain of our therapeutic candidates in combination with one or more cancer therapies. This combination may have additional side effects that were not present in preclinical studies or clinical trials of our therapeutic candidates conducted as a monotherapy or in combination with other cancer therapies. The uncertainty resulting from the use of our therapeutic candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials.

If our clinical trials or the clinical trials of our collaborators reveal adverse side effects, our trials or the clinical trials of our collaborators could be suspended or terminated and the FDA or comparable foreign regulatory authorities could impose a clinical hold, order us to cease further development of or deny approval of our therapeutic candidates for any or all targeted indications. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Further, clinical trials by their nature utilize a sample of the potential patient population. Rare and severe side effects of our therapeutic candidates may only be uncovered with a significantly larger number of patients exposed to our therapeutic candidates.

In the event that any of our therapeutic candidates receives regulatory approval and we, our collaborators or others identify undesirable side effects caused by a product or any other similar therapeutics, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the product or seize the product;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component of the product;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

In addition, adverse side effects caused by any therapeutics that may be similar in nature to our therapeutic candidates could delay or prevent regulatory approval of our therapeutic candidates, limit the commercial profile of an approved label for our therapeutic candidates, or result in significant negative consequences for our therapeutic candidates following marketing approval.

We believe that any of the above described events could prevent us from achieving or maintaining market acceptance of our therapeutic candidates, if approved, and could delay, impede and/or substantially increase the costs of commercializing our therapeutic candidates thus significantly impacting our ability to successfully commercialize our therapeutic candidates and generate revenue. Any of the above described occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.

We expect to develop certain of our therapeutic candidates in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our therapeutic candidates.

We intend to develop certain of our therapeutic candidates in combination with one or more approved or investigational cancer therapies. Even if any therapeutic candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our therapeutic candidates are replaced as the standard of care for the indications we choose for any of our therapeutic candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may evaluate our therapeutic candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell any therapeutic candidate we develop in combination with an unapproved cancer therapy if that unapproved cancer therapy does not ultimately obtain marketing approval. In addition, unapproved cancer therapies face the same risks described with respect to our therapeutic candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination our therapeutic candidates, we may be unable to obtain approval of or market any such therapeutic candidate.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our therapeutic candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. We may have particular difficulty enrolling patients for our future clinical trials for INBRX-101 as AATD is a rare disease with a relatively small patient population. Should any competitors have ongoing clinical trials for therapeutic candidates treating the same indications as our therapeutic candidates, patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ therapeutic candidates.

Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the patient eligibility criteria for the study in question;

•	the perceived risks and benefits of the therapeutic candidate under study;

•	our payments for conducting clinical trials;

•	the patient referral practices of physicians; and

•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for any of our clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our therapeutic candidates and in delays to commercially launching our therapeutic candidates, if approved, which would materially harm our business.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of any of our therapeutic candidates may be delayed, and our business will be harmed.

Elsewhere in this prospectus we have provided a number of timing estimates regarding the submission of INDs, initiation of clinical trials and clinical development milestones, and the expected availability of data and topline data resulting from these trials for certain of our therapeutic candidates. We expect to continue to estimate the timing of these types of development milestones and our expected timing for the accomplishment of various other scientific, clinical, regulatory and other product development objectives. From time to time following the completion of this offering, we may publicly announce the expected timing of some of these events. However, the achievement of many of these milestones and events may be outside of our control. All of these timing estimations are based on a variety of assumptions we make which may cause the actual timing of these events to differ from the timing we expect, including

•	our available capital resources and our ability to obtain additional funding as needed;

•	the rate of progress, costs and results of our clinical trials and research and development activities;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA, EMA and other regulatory authorities and the timing of these approvals;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our therapeutic candidates;

•	the efforts of our collaborators and licensees, including Celgene, with respect to the commercialization of our therapeutics; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities if any of our therapeutic candidates are approved.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our therapeutic candidates may be delayed, and our business and results of operations may be harmed and our stock price may decline.

Interim, topline and preliminary data from our clinical trials that we may announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

As noted in this prospectus, we expect from time to time, to publish interim, topline or preliminary data from our clinical trials. Preliminary and interim data from our clinical trials may change as more patient data become available and are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm our business prospects.

The market opportunities for any current or future therapeutic candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-, second-, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of certain of our therapeutic candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that therapeutic candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future therapeutic candidates may be limited, if and when approved. Even if we obtain significant market share for any therapeutic candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

We rely on third parties to conduct all of our clinical trials and certain of our preclinical studies and intend to continue to do so. If these third parties do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development programs could be delayed with material and adverse effects on our business, financial condition, results of operations and prospects.

While we expect to continue our current clinical trials and expect to initiate clinical trials in the near term for many of our therapeutic candidates, we do not have the ability to independently conduct clinical trials. As such, we currently rely and intend to continue to rely on third-party clinical investigators, CROs, clinical data management organizations and consultants to help us design, conduct, supervise and monitor clinical trials of our therapeutic candidates. As a result, we will have less control over the timing, quality and other aspects of our clinical trials than we would have had we conducted them on our own. There is a limited number of third party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third party CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative CROs or investigators or to do so on commercially reasonable terms. Further, these investigators, CROs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we will be responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires preclinical studies to be conducted in accordance with good laboratory practices and clinical trials to be conducted in accordance with good clinical practices, or GCPs, including for designing, conducting, recording and reporting the results of preclinical studies and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We are dependent on Celgene for the successful development, manufacture and commercialization of INBRX-103. If Celgene does not devote sufficient resources to the development, manufacture and commercialization of INBRX-103, is unsuccessful in its efforts, or chooses to terminate the Celgene Agreement with us, we may not receive any further proceeds from the Celgene Agreement and our business will be materially harmed.

Pursuant to the terms of the Celgene Agreement, we have exclusively licensed (even as to us) to Celgene the right to develop, manufacture and commercialize INBRX-103. Celgene is obligated to use commercially reasonable efforts to clinically develop and commercialize INBRX-103. However, Celgene may ultimately determine it is not commercially reasonable to continue development of INBRX-103. This outcome could occur for many reasons, including internal business reasons or because of unfavorable regulatory feedback. Further, on review of any safety and efficacy data then available for INBRX-103, the FDA may impose requirements on a clinical trial program that would render the program commercially nonviable. In the event of any such decision, we would be unable to advance such program ourselves.

Per the terms of the Celgene Agreement, Celgene has full control and authority over the development and commercialization of INBRX-103. We may disagree with Celgene about the development strategy it employs, but we will have limited rights to impose our preferred development strategy on Celgene. More broadly, if Celgene elects to discontinue the development of INBRX-103, we may be unable to advance its development.

INBRX-103 may not be scientifically or commercially successful for us due to a number of important factors, including the following:

•

Celgene has wide discretion in determining the efforts and resources that it will apply to its development, manufacture and commercialization of INBRX-103. The timing and amount of any development milestones, regulatory milestones and royalties that we may receive under the Celgene Agreement will depend on, among other things, Celgene’s efforts, allocation of resources and successful development and commercialization of INBRX-103 and the other antibodies that are the subject of the Celgene Agreement;

•

Celgene may terminate the Celgene Agreement without cause and for circumstances outside of our control, which could make it difficult for us to attract new strategic partners or adversely affect how we are perceived in scientific and financial communities;

•	Celgene may develop or commercialize INBRX-103 in such a way as to elicit litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability; and

•	Celgene may not comply with all applicable regulatory requirements, or may fail to report safety data in accordance with all applicable regulatory requirements.

If Celgene were to breach the Celgene Agreement, we may need to enforce our right to terminate the Celgene Agreement in legal proceedings, which could be costly and cause delay in our ability to receive our rights back to develop and commercialize INBRX-103. If we were to terminate the Celgene Agreement due to

Celgene’s breach or if Celgene terminated the Celgene Agreement without cause upon 30 days’ written notice, the development and commercialization of INBRX-103 could be delayed, curtailed or terminated. Additionally, even if the Celgene Agreement is terminated, we may not be able to dispose of INBRX-103 in a strategic transaction without Celgene’s consent.

Celgene may enter into one or more transactions with third parties, including a merger, consolidation, reorganization, sale of substantial assets, sale of substantial stock or other change in control, which could divert the attention of its management and adversely affect Celgene’s ability to retain and motivate key personnel who are important to the continued development of INBRX-103 and the other antibodies under the Celgene Agreement. In addition, the third party to any such transaction could determine to reprioritize Celgene’s development programs such that Celgene ceases to diligently pursue the development of INBRX-103 and/or cause the Celgene Agreement to terminate.

We may in the future enter into additional collaborations with third parties to develop our therapeutic candidates. If these collaborations are not successful, our business could be harmed.

We may enter into additional collaborations with third parties in the future. Any collaborations that we are party to may pose several risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	the clinical trials conducted as part of these collaborations may not be successful;

•

collaborators may not pursue development and commercialization of any therapeutic candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results;

•	changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing;

•

we may not have access to, or may be restricted from disclosing, certain information regarding therapeutic candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such therapeutic candidates;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our therapeutic candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

therapeutic candidates developed in collaboration with us may be viewed by our collaborators as competitive with their own therapeutic candidates or products, which may cause collaborators to cease to devote, or limit, resources to the commercialization of our therapeutic candidates;

•

a collaborator with marketing and distribution rights to one or more of our therapeutic candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such therapeutic candidate;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any therapeutic candidates, may cause delays or termination of the research, development or commercialization of such therapeutic candidates, may lead to additional responsibilities for us with respect to such therapeutic candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable therapeutic candidates.

The manufacture of biotechnology products is complex, and manufacturers often encounter difficulties in production. If we or any of our third party manufacturers encounter any loss of our master cell banks or if any of our third party manufacturers encounter other difficulties, or otherwise fail to comply with their contractual obligations, the development or commercialization of our therapeutic candidates could be delayed or stopped.

While we believe our therapeutic candidates are highly developable, the manufacture of biotechnology products is generally complex and requires significant expertise and capital investment. We and our contract manufacturers must comply with current Good Manufacturing Practices, or cGMP, regulations and guidelines for certain stages of clinical trial product manufacture and for commercial product manufacture. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up and validating initial production and contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our therapeutics or in the manufacturing facilities in which our therapeutics are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Our engineered proteins are manufactured by starting with cells which are stored in a cell bank. It is possible that in a catastrophic event we could lose multiple cell banks and have our manufacturing severely impacted by the need to replace the cell banks. We cannot assure you that any stability or other issues relating to the manufacture of any of our therapeutic candidates or products will not occur in the future. Any delay or interruption in the supply of preclinical or clinical trial supplies could delay the completion of these trials, increase the costs associated with maintaining these trial programs and, depending upon the period of delay, require us to commence new trials at additional expense or terminate trials completely.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our demand for any of our therapeutic candidates or future approved products, if any, we seek to commercialize, we could experience delays in our research or planned clinical studies or commercialization or be forced to stop our development or commercialization efforts. We could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical studies and the commercialization of our therapeutics, if approved, which would materially adversely affect our business, prospects, financial condition and results of operation.

We rely on third parties to supply and manufacture our therapeutic candidates, and we expect to continue to rely on third parties to manufacture and supply our therapeutics, if approved. The development of therapeutic candidates and the commercialization of any therapeutic candidates, if approved, could be stopped, delayed or made less profitable if any of these third parties fail to provide us with sufficient quantities of therapeutic candidates or therapeutics, fail to do so at acceptable quality levels or prices, or fail to maintain or achieve satisfactory regulatory compliance.

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our therapeutic candidates for use in the conduct of our trials or for commercial supply, if our therapeutics are approved. Instead, we rely on, and expect to continue to rely on third-party providers for the manufacturing of the supplies for our preclinical studies and clinical trials. On August 28, 2018, we entered into an Amended and Restated Master Services Agreement, or the WuXi Agreement, with WuXi Biologics (Hong Kong) Limited, or WuXi, pursuant to which we agreed, subject to certain exceptions, to use WuXi as our exclusive clinical trial manufacturing partner. To the extent WuXi is unable to fulfill these obligations in a timely manner per the terms of the WuXi Agreement, our trials may be delayed and our business may be adversely affected. In general, reliance on third party providers may expose us to more risk than if we were to manufacture our therapeutic candidates ourselves. We do not control the manufacturing processes of the contract manufacturing organizations with whom we contract, including WuXi, and are dependent on these third parties for the production of our therapeutic candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

Our third-party manufacturers may be unable to successfully scale up manufacturing of our therapeutic candidates in sufficient quality and quantity, which would delay or prevent us from developing our therapeutic candidates and commercializing any approved therapeutic candidates.

Our manufacturing partners may be unable to successfully increase the manufacturing capacity for our therapeutic candidates in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our therapeutic candidates are approved, our commercialization efforts. Quality issues may also arise during scale-up activities. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our therapeutic candidates in sufficient quality and quantity, the development, testing, and clinical trials of our therapeutic candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting therapeutic may be delayed or not obtained, which could significantly harm our business.

Failure to successfully identify, develop and commercialize additional therapeutics or therapeutic candidates could impair our ability to grow.

Although a substantial amount of our efforts will focus on the continued preclinical and clinical testing and potential approval of our therapeutic candidates in our current pipeline, we expect to continue to innovate and potentially expand our portfolio. Because we have limited financial and managerial resources, research programs to identify therapeutic candidates may require substantial additional technical, financial and human resources, whether or not any new potential therapeutic candidates are ultimately identified. Our success may depend in part upon our ability to identify, select and develop promising therapeutic candidates and therapeutics. We may expend resources and ultimately fail to discover and generate additional therapeutic candidates suitable for further development. All therapeutic candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a therapeutic candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If we do not successfully develop and commercialize new therapeutic candidates we have identified and explored, our business, prospects, financial condition and results of operations could be adversely affected.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of biotechnology treatments of any therapeutic candidates for which we or our collaborators may conduct clinical trials. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing any approved products, these claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities (or the manufacturing processes and facilities of our third-party manufacturer) or our marketing programs, a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If our therapeutic candidates are approved for marketing and commercialization and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to commercialize successfully any such therapeutic candidates.

We currently have no sales, marketing or distribution capabilities. While, per the Celgene Agreement, Celgene presently has the responsibility to market and commercialize INBRX-103 if it is approved, we will need to develop our internal sales, marketing and distribution capabilities to commercialize our other therapeutic candidates, if approved, or will need to enter into collaborations with third parties to perform these services. Any internal effort would be expensive and time-consuming, and we would need to commit significant financial and managerial resources to develop an internal marketing and sales force with technical expertise and the related supporting distribution, administration and compliance capabilities. If we were to rely on additional third parties with these capabilities to market our therapeutics or were to decide to co-promote products with any of our current or future collaborators, we would need to establish and maintain or revise existing marketing and distribution arrangements with these partners, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. Any revenue we receive in connection with third-party license, marketing or distribution arrangements, including the Celgene Agreement and license agreements with our China license partners, will depend upon the efforts of these third parties, and there can be no assurance these third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The future commercial success of our therapeutic candidates will depend on the degree of market acceptance of our potential therapeutics among physicians, patients, healthcare payors and the medical community.

Our therapeutic candidates are in early stages of development, and many of our therapeutic candidates are still in preclinical development; we may never have an approved product that is commercially successful. Due to the inherent risk in the development of biotechnology products, it is probable that not all or none of the therapeutic candidates in our pipeline, including any that are or may be licensed to third parties, will successfully complete development and be commercialized. Furthermore, even when available on the market, our products may not achieve an adequate level of acceptance by physicians, patients and the medical community, and we may not become profitable. In addition, efforts to educate the medical community and third party payors on the benefits of our products may require significant resources and may never be successful which would prevent us from generating significant revenue or becoming profitable. Market acceptance of any approved products by physicians, patients and healthcare payors will depend on a number of factors, many of which are beyond our control, including, but not limited to:

•	changes in the standard of care for the targeted indications for any approved product;

•	wording in the product label;

•	sales, marketing and distribution support;

•	potential product liability claims;

•	acceptance by physicians, patients and healthcare payors of each product as safe, effective and cost-effective;

•	relative convenience, ease of use, ease of administration and other perceived advantages over alternative products;

•	prevalence and severity of adverse events or publicity;

•	limitations, precautions or warnings listed in the summary of product characteristics, patient information leaflet, package labeling or instructions for use;

•	the cost of treatment with our therapeutics in relation to alternative treatments;

•	the extent to which products are approved for inclusion and adequately reimbursed on formularies of hospitals and managed care organizations; and

•	whether our products are designated in the label, under physician treatment guidelines or under reimbursement guidelines as a first, second, third or last line therapy.

Risks Related to Our Organization and Operations

We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than the therapeutic candidates we develop, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive. We are currently developing therapeutic candidates that will compete, if approved, with other products and therapies that currently exist or are being developed. Our primary competitors fall into the following groups:

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Companies developing novel therapeutics based on single domain antibody or alternative scaffold product candidates, including GlaxoSmithKline plc, Sanofi S.A., Crescendo Biologics Ltd., VHSquared Ltd., Molecular Partners AG, Pieris Pharmaceuticals, Inc., Alligator Bioscience AB and Camel-IDS SV;

•

Programs in development targeting CD47 or SIRPa, including those by ALX Oncology Limited, Arch Oncology, Aurigene, Inc., BliNK Biomedical, Inc., Surface Oncology, Inc., Forty Seven, Inc., Novimmune, S.A., OSE Immunotherapeutics S.A., Sorrento Therapeutics, Inc., Synthon Holding B.V. and Trillium Therapeutics, Inc.;

•

Antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Adimab LLC, Numab Therapeutics AG, Merus N.V., Regeneron Pharmaceuticals, Inc., Xencor Inc., MorphoSys AG and Macrogenics, Inc.; and

•	Therapeutics designed to treat human AAT, including those by Grifols, S.A., Shire plc, CSL Limited and Kamada Ltd.

Our competitors also include large pharmaceutical and biotechnology companies, such as Roche Pharmaceuticals and AstraZeneca, who may have development programs seeking to develop therapeutic candidates with mechanisms similar to or targeting the same indications as our therapeutic candidates.

Products we may develop in the future are also likely to face competition from other products and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining marketing approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the therapeutic candidates that we develop obsolete. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, EMA or other marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the therapeutic candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

Smaller and other early stage companies may also prove to be significant competitors. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our therapeutic candidates obsolete, less competitive or not economical.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management, advisors and other specialized personnel, including Mark Lappe, our Chief Executive Officer and Chief Financial Officer, Brendan Eckelman, Ph.D., our Chief Scientific Officer, and Klaus Wagner, M.D., Ph.D., our Chief Medical Officer, who are all employed at will and for whom we do not have “key man” insurance coverage. The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects. We are dependent on the continued service of our technical personnel because of the highly technical nature of our therapeutic candidates and technologies and the specialized nature of the regulatory approval process. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations

(many of whom have substantially greater financial resources than us), and we might not be able to attract or retain these key employees on conditions that are economically acceptable. Our inability to attract and retain these key employees could prevent us from achieving our objectives and implementing our business strategy, which could have a material adverse effect on our business and prospects.

We do not have a full-time Chief Financial Officer.

We do not have a full-time Chief Financial Officer. Mark Lappe, our Chief Executive Officer, currently also serves as our Chief Financial Officer. Until we hire a full-time Chief Financial Officer, Mr. Lappe will be required to divide his attention between both functions, which could have an adverse impact on our operations.

Further, during the course of preparing for this offering, management determined that material adjustments to our financial statements were necessary, which required us to restate one of the Target Parties (as defined in the section entitled “Merger and Financing–Merger” in this prospectus), Inhibrx, LP for the year ended December 31, 2017. This led us and our independent registered public accounting firm to conclude that there were material weaknesses in our internal control over financial reporting that could result in misstatements that may or may not be prevented or detected. The material weaknesses identified resulted from ineffective internal controls in the financial reporting process, including accounting for cut-off and accruals and non-recurring or complex transactions. Specifically, we did not maintain a sufficient complement of resources with a level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. See “Risks Related to Our Common Stock and this Offering–We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.”

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of December 31, 2018, we had approximately $         million of principal and accrued interest outstanding under our loan and security agreement, as amended, or the Loan Agreement, with Oxford Finance LLC, or Oxford. Our obligations under the Loan Agreement are secured by substantially all of our assets, other than our intellectual property. The Loan Agreement requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur or guarantee indebtedness;

•	sell or encumber certain assets;

•	pay dividends or make other distributions to holders of our capital stock, including by way of certain stock buybacks;

•	make specified investments;

•	engage in different lines of business;

•	change certain key management personnel; and

•	engage in certain transactions with our affiliates.

These covenants may make it difficult to operate our business. A failure by us to comply with the covenants contained in our Loan Agreement could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, including the occurrence of a material adverse change, the lender could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the Loan Agreement. If the indebtedness under the Loan Agreement were to be accelerated, our future financial condition could be materially adversely affected.

We may incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against any collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.

Our employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees or independent contractors. Misconduct by these parties could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, monetary damages, fines, disgorgement, individual imprisonment, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development and regulatory affairs, as well as sales and marketing to the extent any of our therapeutic candidates approach receipt of marketing authorization. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may not be able to integrate efficiently or achieve the expected benefits of any acquisitions of complementary businesses, therapeutic candidates or technologies.

Should we in the future acquire any complementary business, therapeutic candidates or technologies, our ability to integrate and manage acquired businesses, therapeutic candidates or technologies effectively will depend upon a number of factors including the size of the acquired business, the complexity of any therapeutic candidate or technology and the resulting difficulty of integrating the acquired business’s operations, if any. Our relationship with current employees or employees of any acquired business may become impaired. We may also be subject to unexpected claims and liabilities arising from such acquisitions. These claims and liabilities could be costly to defend, could be material to our financial position and might exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties. There can also be no assurance that we will be able to assess ongoing profitability and identify all actual or potential liabilities of a business, therapeutic candidate or technology prior to its acquisition. If we acquire businesses, therapeutic candidates or technologies that result in assuming unforeseen liabilities in respect of which it has not obtained contractual protections or for which protection is not available, this could materially adversely affect our business, prospects, financial condition and results of operations.

Our business may be adversely affected as a result of computer system failures.

Any of the internal computer systems belonging to us or our third party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third party service vendors’ operations could result in a material disruption of our development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our partners’ or collaborators’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability, our development programs and competitive position may be adversely affected and the further development of our therapeutic candidates may be delayed. Furthermore, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.

Cybersecurity breaches could expose us to liability, damage our reputation, compromise our confidential information or otherwise adversely affect our business.

We maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information. We face a number of threats to our networks from unauthorized access, security breaches and other system disruptions. Despite our security measures, our infrastructure may be vulnerable to attacks by hackers or other disruptive problems.

The United States federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the collection, use, and dissemination of data. Some of these federal, state and foreign government requirements include obligations of companies to notify individuals and others of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers.

Any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information, it may also subject us to significant fines, penalties or liabilities for any noncompliance with certain privacy and security laws. A cybersecurity breach could adversely affect our reputation and could result in other negative consequences, including disruption of our internal operations, increased cyber security protection costs, lost revenue or litigation.

Our current operations are concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters.

Our current operations are located in our facilities in La Jolla, California. Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our therapeutic candidates or interruption of our business operations. Earthquakes or other natural disasters could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or if similar events occurred elsewhere effecting the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material and adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Intellectual Property

If we are not able to obtain and enforce patent protection for our technologies or therapeutic candidates, development and commercialization of our therapeutic candidates may be adversely affected.

Our success depends in part on our ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, patents and patent applications protecting, or seeking to protect, our therapeutic candidates and methods for treating patients using our therapeutic candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. As of December 13, 2018, our patent estate included seven issued United States patents, 11 United States pending non-provisional patent applications, 11 United States pending provisional applications, one pending Patent Cooperation Treaty, or PCT, application, 14 issued foreign patents and 168 foreign patent applications currently pending in various foreign jurisdictions. Our patent estate consists of 20 patent families generally directed to polypeptide therapeutics, including fusion proteins, monoclonal antibodies, single chain antibodies and multivalent antibodies. We currently have two patent families directed to anti-CD47 monoclonal antibodies, licensed to Celgene and two United States and six foreign patents have been granted in these families. See the section titled “Business—Intellectual Property”.

While we will endeavor to protect our therapeutic candidates with intellectual property rights such as patents, as appropriate, the process of obtaining, maintaining, and enforcing patents is time-consuming, expensive and sometimes unpredictable, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to any patents we may license to or from third parties. Therefore, such patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technology. There is no guarantee that any of our pending patent applications will result in issued or granted patents, that any of our issued or granted patents will not later be found to be invalid or unenforceable or that any issued or granted patents will include claims that are sufficiently broad to provide meaningful protection from any competitors. Our competitors may be able to circumvent our patents by developing similar or alternative product candidates in a non-infringing manner. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our current and future proprietary technology and therapeutic candidates are covered by valid and enforceable patents or are effectively maintained as trade secrets. If third parties disclose or misappropriate our proprietary rights, it may materially and adversely affect our business.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which non-compliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. The standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents. As such, we do not know the degree of future protection that we will have on our proprietary therapeutics and technology.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such initial grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether, e.g., due to a determination that the claims are invalid or unenforceable. In addition, there can be no assurance that:

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Others will not or will not be able to legally make, use or sell products or therapeutic candidates that are the same as or similar to our therapeutic candidates despite the claims of the patents that we own or license.

•	We or our licensors, or our collaborators are the first to make the inventions covered by each of our issued patents and pending patent applications that we own or license.

•	We or our licensors, or our collaborators are the first to file patent applications covering certain aspects of our inventions.

•	Others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	Any issued patents that we own or have licensed will provide us with any competitive advantage.

•	The patents of others will not have a material or adverse effect on our business, financial condition, results of operations and prospects.

As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain.

We may not be able to protect our intellectual property rights throughout the world.

Obtaining a valid and enforceable issued or granted patents covering our therapeutic candidates in the United States and worldwide can be extremely costly. In jurisdictions where we have not obtained patent protection, competitors or third parties may use our technology to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where it is more difficult to enforce a patent as compared to the United States. Third-party or competitor products may compete with our future products in jurisdictions where we do not have issued or granted patents or where our issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to biotechnology. This could make it difficult for us to prevent the infringement of our patents or marketing of competing products in violation of our proprietary rights generally in certain jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, could provoke third parties to assert claims against us, and, whether or not successful, could result in substantial cost and divert our efforts and attention from other aspects of our business.

We generally file a provisional patent application first (a priority filing) at the USPTO. An international application under the PCT is usually filed within 12 months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in the United States, Europe, Japan, Australia and Canada and, depending on the individual case, also in one, several or all of, inter alia, Brazil, China, India, Israel, Mexico, New Zealand, Russia or Eurasian Patent Organization, Singapore, South Africa, South Korea and other jurisdictions. We have so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, we may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national or regional patent is an independent proceeding which may lead to situations in which applications might in some jurisdictions be refused by the relevant registration authorities, while granted by others. It is also quite common that, depending on the country, various scopes of patent protection may be granted on the same therapeutic candidate or technology.

When a patent is granted by a regional patent office (e.g., Europe or Eurasia), the patent must be validated in individual countries in order to be in effect in those countries. We may decide not to validate regional patents in every available country or at all in any country in the region. In addition, we may decide to abandon national and regional patent applications before or after grant.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or any licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business and results of operations may be adversely affected.

Changes in patent laws could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States and other jurisdictions in which we file patent applications could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. In contrast, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, assuming that other requirements for patentability were met. Furthermore, United States patent law under the America Invents Act allows for post issuance challenges to United States patents, including ex parte reexaminations, inter parte reviews and post grant oppositions. If our United States patents are challenged using such procedures, we may not prevail, possibly resulting in altered or diminished claim scope or loss of patent rights altogether. Similarly, some countries, notably members of the European Union, also have post grant opposition proceedings that can result in changes in scope and/or cancellation of patent claims.

The United States Supreme Court has also ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non compliance with these requirements.

The USPTO, the European Patent Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. For example, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, the European Patent Office and foreign patent agencies in several stages over the lifetime of the patent. Some jurisdictions also require payment of annuity fees during pendency of a patent application. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaboration partners fail to maintain the patents and patent applications covering our therapeutic candidates, our competitors might better be able to enter the market, which would have an adverse effect on our business.

We may be required to reduce the scope of our intellectual property due to intellectual property claims included in the patents or patent applications of others.

Third parties may have filed, and may in the future file, patent applications covering technology similar to ours. It is also possible that we have failed to identify relevant third-party patents or applications. For example, United States applications filed before November 29, 2000 and certain United States applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with this earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our therapeutic candidates could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover any future approved products or our therapeutic candidates. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies, if possible, or block us from practicing certain aspects of our technology if we are unable to successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned.

If another party has filed a United States patent application on inventions similar to ours that claims priority to an application filed prior to March 16, 2013, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. Similarly, if another party has filed a United States patent application on inventions similar to ours that claims priority to an application filed after March 16, 2013, we may have to participate in a derivation proceeding to determine whether that party derived the claimed invention from an inventor listed on our application and then filed the third-party application without authorization. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our United States patent position with respect to such inventions. In addition, an unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Further, changes enacted on March 15, 2013 to the United States patent laws under the America Invents Act resulted in the United States changing from a “first to invent” country to a “first to file” country. As a result, we may lose the ability to obtain a patent if a third party files with the USPTO first and could become involved in proceedings before the USPTO to resolve disputes related to inventorship. We may also become involved in similar proceedings in other jurisdictions.

We or our licensors, licensees or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights, and we may need to resort to litigation to protect or enforce our patents or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of our therapeutic candidates, or put our patents and other proprietary rights at risk.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. We or our licensors, licensees or any future strategic partners may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries including patent infringement lawsuits, interferences, derivations, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future therapeutic candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If we, our licensees or our licensors, or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, we could be required to pay damages, potentially including treble damages, if we are found to have willfully infringed. In addition, we, our licensees or our licensors, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give any competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, the holders of any such patents may be able to block us, our licensees or our collaborators from marketing therapeutic candidates based on our technology until such patents expire, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we may find it necessary to pursue claims or initiate lawsuits to protect or enforce our patent or other intellectual property rights. The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our technology. This loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights.

If we fail to comply with our obligations under the agreements pursuant to which we license intellectual property rights from third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose the rights to intellectual property licensed to us.

We are a party to license agreements under which we are granted rights to third-party intellectual property, and we expect that we may need to enter into additional license agreements in the future. License agreements may impose various development obligations, payment of royalties and fees based on achieving certain milestones, as well as other obligations. If we fail to comply with our obligations under these agreements, the licensor may have the right to terminate the license. The termination of any license agreements or failure to adequately protect such license agreements could prevent us from commercializing therapeutic candidates covered by the licensed intellectual property or otherwise adversely affect our business. Our license agreements may involve sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under these agreements, we would rely on our licensor to comply with its obligations under the primary license agreements, where we may have no relationship with the original licensor of such rights. If the licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which we may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize any of our therapeutic candidates incorporating the relevant intellectual property.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborator; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain any licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates.

Our intellectual property agreements with our licensors, licensees, collaborators and third parties may be subject to disagreements over contract interpretation, which could narrow the scope of, or result in termination of, our rights to the relevant intellectual property or technology or increase our financial or other obligations to such third parties, or reduce the financial or other obligations our licensees have to us.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. For example, we may disagree with our licensors, licensees or collaborators regarding whether, when and to what extent various obligations under these agreements apply to certain of our/their therapeutic candidates and products, including various payment, development, commercialization, funding, diligence, sublicensing, insurance, patent prosecution and enforcement and/or other obligations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement. In either case, such disagreement could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable, generally expensive, time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material and adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for certain aspects of our therapeutic candidates, we also consider trade secrets, including confidential and unpatented know-how important to our business. We may rely on trade secrets or confidential know how to protect our technology, especially where patent protection is believed to be of limited value. Trade secrets and confidential know-how are difficult to maintain as confidential. We seek to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, partners, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

Moreover, even if relevant agreements are entered into, despite these efforts, any of these parties may breach the agreements and unintentionally or willfully disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in the United States and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us. Moreover, a competitor who independently develops substantially equivalent proprietary information may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know how. Under certain circumstances, we may also decide to publish some know how to attempt to prevent others from obtaining patent rights covering such know how. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets of our employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if we do not successfully do so, we may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.

Many of our employees were previously employed at universities or biotechnology or biotechnology companies, including potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to commercialize, or prevent us from commercializing, our therapeutic candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Our trademarks may not be approved by one or more governmental trademark offices or may not be approved for use on our products by regulatory agencies, such as the FDA. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If our patent terms expire before or soon after our therapeutic candidates are approved, or if manufacturers of generic or biosimilar drugs successfully challenge our patents, our business may be materially harmed.

Patents have a limited duration. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our therapeutic candidates, their manufacture, or use are obtained, once the patent life has expired, we may be open to competition from competitive medications, including biosimilar medications.

Depending upon the timing, duration and conditions of FDA marketing approval of our therapeutic candidates, one or more of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the European Union. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner than we expect. Also, the scope of our right to exclude during any patent term extension period may be limited or may not cover a competitor’s product or product use. As a result, our revenue from applicable therapeutic candidates, if approved, could be reduced, possibly materially.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such drug candidates might expire before or shortly after such drug candidates are commercialized. As a result, our patents and patent applications may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Manufacturers of generic or biosimilar drugs may challenge the scope, validity, or enforceability of our patents in court or before a patent office, and we may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would have a material adverse effect on any potential sales of that product. Upon the expiration of our issued patents or patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors and our business and results of operations may be adversely affected.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business nor permit us to maintain our competitive advantage. The following examples are illustrative:

•

Others may be able to make therapeutic candidates that are the same as or similar to our therapeutic candidates but that are not covered by the claims of the patents that we own or may have exclusively licensed.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•

Third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional technologies that are patentable.

Risks Related to Government Regulation

We or our collaborators may be unable to obtain regulatory approval for any product that we or a collaborator may develop.

Any product that we or our collaborators may attempt to develop, manufacture or market in the United States will be subject to extensive regulation by the FDA, including regulations relating to development, preclinical testing, performance of clinical trials, manufacturing and post-approval commercialization. Preclinical testing, clinical trials and manufacturing, among other activities, will be subjected to an extensive review process before a new therapeutic product may be sold in the United States. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. The time required to obtain FDA approval, and any other required approvals for biologic products is unpredictable but typically requires several years and may never be obtained.

Any product that we or our collaborators may wish to develop, manufacture or market in countries other than the United States will also be subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing, pricing and third-party reimbursement among other things in such countries. The foreign regulatory approval process includes all of the risks and uncertainties associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in such foreign jurisdictions.

It is possible that none of the therapeutic candidates we or our collaborators may develop will obtain the approvals necessary for us or our collaborators to sell them either in the United States or any other country. Furthermore, approval by the FDA of a therapeutic product does not assure approval by regulatory authorities outside the United States or vice versa. Even if approval for a therapeutic product is obtained, such approval may be subject to limitations on the indicated uses or appropriate patient population that could result in a significantly reduced potential market size for the product.

If we or our collaborators fail to obtain the appropriate regulatory approvals necessary for us or our collaborators to sell our therapeutic candidates, or if the approvals are more limited than those that we intend to seek, our business, financial condition and results of operations would be materially harmed.

We will be subject to stringent domestic and foreign therapeutic and drug regulation in respect of any potential products. The regulatory approval processes of the FDA and other comparable regulatory authorities outside the United States are lengthy, time-consuming and inherently unpredictable. Even if we receive regulatory approval for any of our therapeutic candidates, we will still be subject to ongoing regulatory obligations and continued review, which may result in significant additional expense. If we fail to comply with United States and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties. Any unfavorable regulatory action may materially and adversely affect our future financial condition and business operations.

Even if we receive marketing and commercialization approval of a therapeutic candidate, we will be subject to continuing regulatory requirements. Our potential products, further development activities and manufacturing and distribution, once developed and determined, will be subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and the safety and effectiveness of our therapeutic candidates and, if approved, our products. The process of obtaining marketing approval or clearance from the FDA and comparable foreign bodies for new products, or for enhancements, expansion of the indications or modifications to existing products, could:

•	take a significant, indeterminate amount of time;

•	require the expenditure of substantial resources;

•	involve rigorous preclinical and clinical testing, and possibly post-market surveillance;

•	involve modifications, repairs or replacements of our potential products;

•	require design changes of our potential products; or

•	result in our never being granted the regulatory approval we seek.

Any of these occurrences may cause our operations or potential for success to suffer, harm our competitive standing and result in further losses that adversely affect our financial condition.

The FDA also has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. Additionally, the FDA regulates the promotional claims that may be made about prescription products, such as our products, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling.

We will have ongoing responsibilities under these and other FDA and international regulations, both before and after a product is approved and commercially released. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. If we or our collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things, fines, warning letters, adverse regulatory inspection finding, holds on clinical trials, delay of approval or refusal by the FDA or applicable authorities to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, exclusion of eligibility from government contracts, injunction, civil penalties and criminal prosecution. The FDA has increased its scrutiny of the biopharmaceutical industry and United States and foreign governments are expected to continue to scrutinize the industry closely with inspections and possibly enforcement actions by the FDA or other agencies. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively commercializing our potential products and harm our business. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our financial condition and results of operations.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted outside of their respective jurisdictions. While we currently have China partnerships designed to provide access to patient populations outside of the United States and in the future may conduct clinical trials in other foreign jurisdictions, there can be no assurance this data will be accepted by the FDA or EMA as a basis for regulatory approval.

To augment our U.S.-centric clinical strategy, we have formed partnerships in China designed to provide access patient populations for clinical trials not readily available in the United States and to facilitate rapid patient enrollment with the goal of generating more robust early clinical data from patients in China. We may in the future pursue partnerships to conduct other clinical trials outside of the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the U.S. population and U.S. medical practice and (2) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, any foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction, including any trials conducted in China.

Our partnerships in China subject us to risks and uncertainties relating to the laws and regulations of China and the changes in relations between the United States and China.

Under its current leadership, the government of China has been pursuing economic reform policies, including by encouraging foreign trade and investment. However, there is no assurance that the Chinese government will continue to pursue such policies, that such policies will be successfully implemented, that such policies will not be significantly altered, or that such policies will be beneficial to our partnerships in China. China’s system of laws can be unpredictable, especially with respect to foreign investment and foreign trade. The United States government has called for substantial changes to foreign trade policy with China and has recently raised, and has proposed to further raise in the future, tariffs on several Chinese goods. China has retaliated with increased tariffs on United States goods. Any further changes in United States trade policy could trigger retaliatory actions by affected countries, including China, resulting in trade wars. Additionally, the biopharmaceutical industry in particular in China is strictly regulated by the Chinese government. Changes to Chinese regulations affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on our partnerships in China which could material harm our business and financial condition.

Unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives could harm our business in the future.

There is increasing pressure on biotechnology companies to reduce healthcare costs. In the United States, these pressures come from a variety of sources, such as managed care groups and institutional and government purchasers. Increased purchasing power of entities that negotiate on behalf of federal healthcare programs and private sector beneficiaries could increase pricing pressures in the future. Such pressures may also increase the risk of litigation or investigation by the government regarding pricing calculations. The biotechnology industry will likely face greater regulation and political and legal actions in the future.

Adverse pricing limitations may hinder our ability to recoup our investment in one or more future therapeutic candidates, even if our future therapeutic candidates obtain regulatory approval. Adverse pricing limitations prior to approval will also adversely affect us by reducing our commercial potential. Our ability to commercialize any potential products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments becomes available from third-party payors, including government health administration authorities, private health insurers and other organizations. Third-party payors decide which medications they will pay for and establish reimbursement levels.

A significant trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval in the future. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any therapeutic candidate that we successfully develop.

There may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. As such, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Our inability to promptly obtain coverage and adequate reimbursement from third-party payors for approved products could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize potential products and our overall financial condition.

Healthcare legislative reform measures may have a material and adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or together, the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the United States pharmaceutical industry. The ACA, among other things, subjected therapeutic biologics to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established an annual fees on manufacturers of certain branded prescription drugs and therapeutic biologics, created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which, through subsequent legislative amendments, increased to 70% starting January 1, 2019, off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, established a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, and established a Center for Medicare Innovation at the Centers for Medicare and Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or repeal and replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. For example, on October 12, 2017, President Trump issued an executive order that expands the use of association health plans and allows anyone to purchase short-term health plans that provide temporary, limited insurance. This executive order also calls for the halt of federal payments to health insurers for cost-sharing reductions previously available to lower-income Americans to afford coverage. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act, or the TCJA, was enacted, which, among other things, removes penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. While the Texas District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. The Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. Although a number of these, and other proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our therapeutic candidates or companion diagnostics or additional pricing pressures.

If we or our partners, manufacturers or service providers fail to comply with healthcare laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors and customers expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our therapeutic candidates for which we obtain marketing approval. In addition, we may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which we conduct our business. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind to induce or reward either the referral of an individual for, or the purchase, or order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal civil and criminal false claims laws and the civil monetary penalties laws, including the U.S. federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, which prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. federal False Claims Act;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes obligations on certain healthcare providers, health plans, and healthcare clearinghouse, known as covered entities, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of individually identifiable health information;

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the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and

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analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug and therapeutic biologics manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Ensuring that our future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant civil, criminal and administrative penalties, including monetary damages, fines, disgorgements, individual imprisonment, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations, any of which could adversely our financial results. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources.

We may seek orphan drug status for one or more of our therapeutic candidates, but even if it is granted, we may be unable to maintain any benefits associated with orphan drug status, including market exclusivity.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition or for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for a disease or condition will be recovered from sales in the United States for that drug or biologic. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full Biologics License Application, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity.

We may seek orphan drug status for one or more of our therapeutic candidates, but the FDA may not approve any such request. Even if the FDA grants orphan drug status to one or more of our therapeutic candidates, exclusive marketing rights in the United States may be limited if we seek FDA marketing approval for an indication broader than the orphan designated indication. Additionally, any therapeutic candidate that initially receives orphan drug status designation, may lose such designation if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, others may obtain orphan drug status for products addressing the same diseases or conditions as products we are developing, thus limiting our ability to compete in the markets addressing such diseases or conditions for a significant period of time.

We may seek fast-track designation for our therapeutic candidates. Even if received, fast-track designation may not actually lead to a faster review process.

We aim to benefit from the FDA’s fast track and accelerated approval processes. However, our therapeutic candidates may not receive an FDA fast-track designation or priority review. Without fast-track designation, submitting a New Drug Application, or NDA, and getting through the regulatory process to gain marketing approval is a lengthy process. Under fast-track designation, the FDA may initiate review of sections of a fast-track drug’s NDA before the application is complete. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast-track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process. Under the FDA policies, a drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast-track designated drug candidate would ordinarily meet the FDA’s criteria for priority review.

The fast-track designation for our therapeutic candidates, if obtained, may not actually lead to a faster review process and a delay in the review process or in the approval of our potential products will delay revenue from their potential sales and will increase the capital necessary to fund these product development programs.

We face regulation and potential liability related to the privacy, data protection and information security which may require significant resources and may adversely affect our business, operations and financial performance.

The regulatory environment surrounding information security, data collection and privacy is increasingly demanding. We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personal and confidential information of our clinical subjects, clinical investigators, employees and vendors/business contacts, including in relation to medical records, credit card data and financial information. For example, on May 25, 2018, the European General Data Protection Regulation, or GDPR, went into effect, implementing more stringent requirements in relation to our use of personal data relating to individuals located in the European Union. The GDPR repeals the Data Protection Directive (95/46/EC) and will be directly applicable in all European Union member states starting on May 25, 2018. The GDPR significantly increases fining levels of up to 4% total worldwide annual turnover or up to €20 million (whichever is higher) for non-compliance with its requirements. We will be subject to the GDPR where we have an European Union presence or “establishment” (e.g. European Union based subsidiary or operations), when conducting clinical trials with European Union based data subjects (whether the trials are conducted directly by us or through a clinical vendor or partner) or offering approved products or services (if relevant) to European Union based data subjects (regardless of whether involving our European Union based subsidiary or operations).

The GDPR sets out a number of requirements that must be complied with when handling the personal data of such European Union based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g. access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under GDPR and afford greater protection and require additional compliance obligations. Further, European Union member states have a broad right to impose additional conditions – including restrictions – on these data categories. This is because the GDPR allows European Union member states to derogate from the requirements of the GDPR mainly in regard to specific processing situations (including special category data and processing for scientific or statistical purposes). As the European Union states reframe their national legislation to prepare for and harmonize with the GDPR, we will need to monitor compliance with all relevant European Union member states’ laws and regulations, including where permitted derogations from the GDPR are introduced.

We will also be subject to evolving European Union laws on data export, where we transfer data outside the European Union to group companies or third parties. The GDPR only permits exports of data outside the European Union where there is a suitable data transfer solution in place to safeguard personal data (e.g. the European Union Commission approved Standard Contractual Clauses). Some of the approved current data transfer mechanisms are under review in the European Union courts and by the European Union Commission and therefore we recommend monitoring this space for any future changes.

Where we rely on third parties to carry out a number of services for us, including processing personal data on our behalf, we are required under GDPR to enter into contractual arrangements to help ensure that these third parties only process such data according to our instructions and have sufficient security measures in place. Any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during the middle or second half of 2019. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR (see above).

We may find it necessary or desirable to join self-regulatory bodies or other privacy-related organizations, particularly relating to biopharmacy and/or scientific research that may require compliance with their rules pertaining to privacy and data security.

The introduction of the GDPR, and any resultant changes in European Union member states’ national laws and regulations and the ePrivacy Regulation, will increase our compliance obligations and will necessitate the review and implementation of policies and processes relating to our collection and use of data. This increase in compliance obligations could also lead to an increase in compliance costs which may have an adverse impact on our business, financial condition or results of operations.

If any person, including any of our employees, clinical vendors or partners or those with whom we share such information, negligently disregards or intentionally breaches our established controls with respect to our clinical subject, clinical investigator or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. As above, under the GDPR there are significant new punishments for non-compliance which could result in a penalty of up to 4% of a firm’s global annual revenue. In addition, a data breach could result in negative publicity which could damage our reputation and have an adverse effect on our business, financial condition or results of operations.

Applicable laws may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are violating the laws or regulations of another jurisdiction. Despite our efforts, we may not have fully complied in the past and may not in the future. If we become liable under laws or regulations applicable to us, we could be required to pay significant fines and penalties, our reputation may be harmed and we may be forced to change the way we operate. That could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

U.S. federal income tax reform could adversely affect us.

In December 2017, U.S. federal tax legislation, commonly referred to as the TCJA was signed into law, significantly reforming the Internal Revenue Code of 1986, as amended. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, reduces the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected.

New legislation or regulation which could affect our tax burden could be enacted by any governmental authority. We cannot predict the timing or extent of such tax-related developments which could have a negative impact on our financial results. Additionally, we use our best judgment in attempting to quantify and reserve for these tax obligations. However, a challenge by a taxing authority, our ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions may cause actual financial results to deviate from previous estimates.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

We maintain quantities of various flammable and toxic chemicals in our facilities in La Jolla, California required for our research and development activities. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. We believe our procedures for storing, handling and disposing these hazardous materials in our La Jolla facilities comply with the relevant guidelines of La Jolla, the state of California and the Occupational Safety and Health Administration of the U.S. Department of Labor. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards mandated by applicable regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Any insurance coverage we have may not be sufficient to cover these liabilities. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations which would adversely affect our business.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our therapeutic candidates, if approved, in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our therapeutic candidates before we receive regulatory approval from the applicable regulatory authority in that foreign market, and we may never receive such regulatory approval for any of our therapeutic candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our therapeutic candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our therapeutic candidates and ultimately commercialize our therapeutic candidates in foreign markets, we would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries. We may need to rely on third parties to market, distribute and sell our products in foreign markets.

Risks Related to Our Common Stock and This Offering

We expect that our stock price may fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price. An active trading market for our common stock may never develop.

Prior to this offering, you could not buy or sell our common stock publicly. Although we have applied to have our common stock listed on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our common stock as consideration.

The initial public offering price for our common stock will be determined through negotiations with the underwriters. This determined price may not reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of shares of our common stock following this offering could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	results of clinical trials and preclinical studies or those of our competitors;

•	the success of competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to our therapeutic candidates or development programs;

•	changes in the structure of healthcare payment systems; actual or anticipated fluctuations in our financial condition and operating results;

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announcements by us, our partners or our competitors of new therapeutics or therapeutic candidates, significant contracts, strategic partnerships, joint ventures, collaborations, commercial relationships or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts or recommendations for our stock;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	commencement of, or our involvement in, litigation;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	manufacturing disputes or delays;

•	any future sales of our common stock or other securities;

•	any change to the composition of the board of directors or key personnel;

•	expiration of contractual lock-up agreements with our executive officers, directors and security holders;

•	general economic conditions and slow or negative growth of our markets;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional debt or equity financing efforts; and

•	other factors described in this section of the prospectus.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance. In addition, the stock market in general, and life science companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have on occasion instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. We may invest the proceeds of this offering in ways with which investors disagree.

We have broad discretion as to how to spend and invest the proceeds from this offering, and we may spend or invest these proceeds in a way with which our stockholders disagree. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. We currently intend to use the proceeds from this offering to complete the ongoing Phase 1 clinical trials of INBRX-109, INBRX-105 and INBRX-101 and for our other research and development activities, as well as working capital and other general corporate purposes. These uses may not yield a favorable return to our stockholders.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, many of which are beyond our control. Accordingly, we will have broad discretion in using these proceeds. In addition, until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Investors in this offering will pay a higher price than the book value of our common stock.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering. If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $        per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. In the past, we issued options and warrants to acquire capital stock at prices significantly below the initial public offering price. To the extent the underwriters exercise their option to purchase additional shares or any outstanding options or warrants are ultimately exercised, you will sustain further dilution. For a further description of the dilution that you will experience immediately after the offering, see the section titled “Dilution”.

Our executive officers, directors and holders of more than 5% of our capital stock own a significant percentage of our stock and will be able to exercise significant control over matters subject to stockholder approval.

Our executive officers, directors and holders of more than 5% of our capital stock listed in the table in the section titled “Principal Stockholders” beneficially owned approximately     % of our shares of common stock outstanding as of December 31, 2018, which reflects the assumed conversion of all outstanding shares of our convertible preferred stock prior to the completion of this offering, and we expect that upon the completion of this offering, that same group will beneficially own at least     % of our common stock, which excludes shares of common stock, if any, purchased by our executive officers, directors and holders of more than 5% of our capital stock in this offering. Accordingly, after this offering, our executive officers, directors and holders of more than 5% of our capital stock will continue to have significant control over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Future sales of our common stock in the public market could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares of our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the completion of this offering,                  shares of our common stock will be outstanding (or                  shares assuming full exercise of the underwriters’ option to purchase additional shares) based on our shares outstanding as of December 31, 2018. All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144. The resale of the remaining                  shares common stock, or     % of our outstanding shares of common stock after this offering assuming that we sell the number of shares set forth on the cover of this prospectus, are currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters, but will be able to be resold after this offering as described in the “Shares eligible for future sale” section of this prospectus. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by Evercore Group L.L.C. and Barclays Capital Inc. in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of December 31, 2018,                  of the shares of common stock outstanding prior to this offering will be eligible for sale in the public market. Approximately     % of these shares are held by our executive officers, directors and their affiliates and will be subject to certain limitations of Rule 144.

In addition, the                  shares of common stock subject to outstanding options, of which options to purchase                  shares of common stock were exercisable as of December 31, 2018, and the shares reserved for future issuance under our stock option and equity incentive plans will become available for sale immediately upon the exercise of such options and the expiration of any applicable market stand-off or lock-up agreements. We intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

Holders of approximately                  shares of our common stock issued or issuable upon conversion of our convertible preferred stock, or     % of our common stock outstanding after the completion of this offering assuming we sell the number of shares set forth on the cover of this prospectus, plus                  shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2018, will have rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If and when we register the offer and sale of shares for the holders of registration rights and option holders, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus titled “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the public markets, which could cause our stock price or trading volume to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Moreover, certain of our debt financing agreements require us to have the lender’s permission before declaring dividends on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning in the year following the first required annual report.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we will need to implement additional financial and management controls, reporting systems and procedures and hired additional accounting and finance staff during the fourth quarter of 2018 to implement these.

Prior to this offering, we were a private company with no internal accounting personnel or other resources with which to address our internal controls and procedures. During the course of preparing for this offering, we made certain adjustments to our previously presented consolidated financial statements of one of our Inhibrx Parties, Inhibrx, LP, for the year ended December 31, 2017. Although management concluded that our consolidated financial statements for the years ended December 31, 2016 and 2017 are fairly stated in all material respects in accordance with United States generally accepted accounting principles, management also concluded that there were material weaknesses in our internal control over financial reporting due to a lack of controls in the financial reporting process. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements may not be prevented or detected on a timely basis. The material weaknesses identified resulted from a lack of internal controls over the financial reporting process, including accounting for cut-off and accruals, as well as ineffective internal controls over the accounting for and disclosure of technical accounting. Specifically, we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements.

In an attempt to remediate these material weaknesses we have taken the following specific actions and made the following changes in our internal control environment:

•	hired internal accounting staff with skills and experience to support our structure and financial reporting requirements, including employees with technical accounting experience;

•	retained additional outside financial consultants, where necessary, to support us in complex technical accounting matters; and

•	created additional internal control procedures and selected an outside consulting firm to assist with this process.

We cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our financial statements in the future.

Further, we cannot assure you that there will not be other material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. In the future, if we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

When we lose our status as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years from the closing of our initial public offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this legislation, but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are an “emerging growth company” and a “smaller reporting company”, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” under SEC regulations. For so long as we remain an emerging growth company or smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” or “smaller reporting companies.” These include an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for so long as we are an emerging growth company, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of our emerging growth company election and smaller reporting company status, investors may view our financial statements as not comparable to other public companies. We cannot predict if investors will find our common stock less attractive because we may rely on certain of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company or a smaller reporting company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. In addition, we will continue to be a smaller reporting company as long as we (a) have less than $250 million in public float (based on our common equity) measured as of the last business day of our most recently completed second fiscal quarter, or (b) have annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available and have no public float or public float of less than $700 million (based on our common equity).

Anti-takeover provisions contained in our restated certificate of incorporation and restated bylaws to be effective upon the closing of the offering, as well as provisions of Delaware law, could impair a takeover attempt.

Our restated certificate of incorporation, restated bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will, upon completion of this offering, include provisions:

•

authorizing our board of directors to issue up to                  shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine;

•

specifying that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors or our Chief Executive Officer and that our stockholders may not act by written consent;

•

establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•

providing that our board of directors may create new directorships and that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establishing that our board of directors is divided into three classes—Class I, Class II, and Class III—with each class serving staggered three-year terms;

•	providing that our board of directors may amend our restated bylaws without stockholder approval; and

•	requiring a super-majority of votes to amend certain of the above-mentioned provisions.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our restated certificate of incorporation, restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, to be in effect upon the completion of this offering, provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. In addition, any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery or the United States District Court for the District of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the jurisdiction. The Court of Chancery or the United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs, which could have a material adverse effect on our business, financial condition or results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our use of the net proceeds from this offering;

•	the initiation, timing, progress and results of our preclinical studies and early-stage clinical trials, and our research and development programs;

•	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•	our ability to advance therapeutic candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals;

•	the commercialization of our therapeutic candidates, if approved;

•	the pricing, coverage and reimbursement of our therapeutic candidates, if approved;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates;

•	our ability to enter into strategic arrangements and/or collaborations and the potential benefits of such arrangements and/or collaborations;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our financial performance; and

•	developments relating to our competitors and our industry.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND OTHER INDUSTRY DATA

Unless otherwise indicated, market data and certain industry forecasts used throughout this prospectus were obtained from various sources, including internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. The future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in above, in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares we are offering at the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets. We intend to use the net proceeds from this offering, together with our existing cash as of December 31, 2018, as follows:

•	approximately $ million to $ million to complete the ongoing Phase 1 clinical trial of INBRX-109;

•	approximately $ million to $ million to complete the ongoing Phase 1 clinical trial of INBRX-105;

•	approximately $ million to $ million to complete the ongoing Phase 1 clinical trial of INBRX-101; and

•	the remainder for our research and development activities, as well as for working capital and other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of complementary businesses, technologies, products or assets. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds and our existing cash for these purposes.

Based on our current plan, we believe that our existing cash, together with the net proceeds from this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next              months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not expect the net proceeds from this offering and our existing cash to be sufficient to fund the development of our therapeutic candidates through regulatory approval and commercialization, and we will need to raise additional capital to complete the development and commercialization of all of our therapeutic candidates.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our drugs, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. In addition, the terms of the Loan Agreement restrict our ability to pay dividends without the prior written consent of Oxford. Investors should not purchase our common stock with the expectation of receiving cash dividends.

MERGER AND FINANCING

Merger

On April 30, 2018, we entered into an agreement and plan of merger with the Target Parties (as defined below), or the Merger Agreement, whereby we completed a series of transactions pursuant to which multiple entities previously operating our business merged with and into Inhibrx with Inhibrx continuing as the surviving corporation. These entities consisted of Inhibrx, LP, Inhibrx 101, LP, Inhibrx 104, LP, INBRX 105, LP, INBRX 106, LP, INBRX 107, LP, INBRX 108, LP, INBRX 109, LP, INBRX 110, LP, INBRX 111, LP, INBRX 112, LP, each a limited partnership organized under the laws of the State of Delaware, and Inhibrx BioPharma, LLC, a limited liability company organized under the laws of the State of Delaware. We refer to each of these entities as a “Target Party”, and collectively as the “Target Parties” throughout this prospectus. In connection with the Merger (as defined below), by operation of law, we acquired all of the assets of the Target Parties and assumed all of the liabilities and obligations of the Target Parties. The issued and outstanding partnership or membership interest units held by all partners and members of the Target Parties other than LAV Summit Limited, or LAV, and entities affiliated with RA Capital Healthcare Fund, L.P., or RA Capital Fund, of each Target Party, outstanding immediately prior to the Merger were converted into and exchanged for shares of our common stock. The partnership or membership interests held by LAV of each Target Party were converted into and exchanged for shares of our Series Mezzanine 1 Preferred Stock, par value $0.0001 per share, or the Series Mezzanine 1 Preferred Stock, and, together with the Series Mezzanine 2 Preferred Stock, the Preferred Stock. The partnership interests of Inhibrx 101, LP held by RA Capital Fund and one other investor were converted into and exchanged for shares of our Series Mezzanine 2 Preferred Stock. Further, in connection with the Merger, we entered into an Exchange Agreement, dated April 30, 2018, with INBRX 103, LLC whereby the issued and outstanding membership units held by all members of INBRX 103, LLC, other than LAV, were converted into and exchanged for shares of our common stock. The issued and outstanding membership units of INBRX 103, LLC held by LAV were converted into and exchanged for shares of our Series Mezzanine 1 Preferred Stock. These transactions are collectively referred to in this prospectus as the “Merger.” The purpose of the Merger was to reorganize our corporate structure so that Inhibrx would continue as a consolidated corporation and so that the existing investors in the Target Parties and INBRX 10, LLC would own our capital stock rather than equity interests in the Target Parties and INBRX 103, LLC. Our corporate structure presently consists of Inhibrx and our wholly owned subsidiary, INBRX 103, LLC. Except as context otherwise requires, all information included in this prospectus is presented after giving effect to the Merger.

In connection with the Merger, we entered into an investors’ rights agreement, dated April 30, 2018, with certain recipients of our common stock, LAV and RA Capital Fund, or the Investors’ Rights Agreement. See the section titled “Description of Capital Stock — Registration Rights” for additional information about the Investors’ Rights Agreement.

Financing

In May 2018, after the consummation of the Merger, we entered into a Series Mezzanine 2 Preferred Stock Purchase Agreement with certain accredited investors, or the Prior Investors, pursuant to which we issued an aggregate of 804,439 shares of our Series Mezzanine 2 Preferred Stock to the Prior Investors for an aggregate purchase price of approximately $9.1 million (or $11.25 per share).

In September 2018, we amended the Series Mezzanine 2 Preferred Stock Purchase Agreement to reduce the price per share of the Series Mezzanine 2 Preferred Stock from $11.25 to $6.98 and issued additional shares of Series Mezzanine 2 Preferred Stock at this lower price. Pursuant to an Amended and Restated Series Mezzanine 2 Preferred Stock Purchase Agreement, as amended, dated September 28, 2018, that we entered into with certain accredited investors, or the Restated Purchase Agreement, from September 2018 through October 2018, we issued an aggregate of 2,933,049 shares of our Series Mezzanine 2 Preferred Stock (which includes the original 804,439 shares of Series Mezzanine 2 Preferred Stock issued to the Prior Investors in May 2018 and an additional 492,118 shares issued as a result of the reduction in the purchase price) at $6.98 per share for an aggregate purchase price of approximately $20.5 million. As contemplated by the Restated Purchase Agreement and in connection with the Series Mezzanine 2 Preferred Stock price reduction, we issued additional shares of Series Mezzanine 2 Preferred Stock to each Prior Investor such that each Prior Investor received the aggregate number of shares of Series Mezzanine 2 Preferred Stock had he or she purchased the Series Mezzanine 2 Preferred Stock at the reduced price per share. These transactions are collectively referred to in this prospectus as the “Mezzanine Financing.”

Further, in September 2018, in connection with the Series Mezzanine 2 Preferred Stock price reduction, and pursuant to the Merger Agreement, we issued additional shares of our Series Mezzanine 1 Preferred Stock to LAV and additional shares of Series Mezzanine 2 Preferred Stock to RA Capital Fund and one other investor. Pursuant to the Merger Agreement, in the event that we sold shares of either series of Mezzanine Preferred Stock at a price per share less than $11.25 after the effective date of the Merger, we agreed to issue additional shares of Series Mezzanine 1 Preferred Stock to LAV and shares of Series Mezzanine 2 Preferred Stock to each of RA Capital Fund and one other investor. As a result, we issued an additional 1,632,652 shares of Series Mezzanine 1 Preferred Stock to LAV and 1,108,843 and 251,701 shares of Series Mezzanine 2 Preferred Stock to RA Capital Fund and one other investor, respectively. As of November 30, 2018 and upon closing of the Merger, LAV and RA Capital Fund each owned more than 5% of our issued and outstanding capital stock.

In December 2018, we amended the Restated Purchase Agreement to extend the deadline for additional closings from November 15, 2018 to the earlier of (i) February 28, 2019 or (ii) the closing of an underwritten initial public offering. Immediately prior to the consummation of this offering, the Mezzanine Financing will automatically close. In January 2019, we issued 1.7 million shares of our Series Mezzanine 2 Preferred Stock at $6.98 per share for a purchase price of $12.0 million. The securities issued in the Mezzanine Financing were issued in reliance upon exemptions from registration requirements pursuant to Section 4(a)(2) under the Securities Act and Regulation D as promulgated thereunder.

Each share of our Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the issuance of 1,719,197 shares of Series Mezzanine 2 Preferred Stock after December 31, 2018, (2) the conversion of all outstanding shares of our convertible preferred stock (including those referenced in (1) above) into shares of common stock prior to the completion of this offering, and (3) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of              shares of our common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and in the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share amounts)		(unaudited)
Consolidated Balance Sheet Data:
Cash	$	$	$

Long-term debt (excluding current maturities)

Convertible preferred stock, $0.0001 par value; 15,765,000 shares authorized as of December 31, 2018; 9,551,134 shares issued and outstanding as of December 31, 2018; no shares authorized, issued or outstanding as of December 31, 2018, pro forma and pro forma as adjusted (unaudited)

Stockholders’ equity (deficit):

Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding as of December 31, 2018;              shares authorized, no shares issued or outstanding as of December 31, 2018, pro forma and pro forma as adjusted (unaudited)

Common stock, $0.0001 par value, 55,000,000 shares authorized, 31,555,556 issued and outstanding as of December 31, 2018;              shares authorized,              shares issued and outstanding as of December 31, 2018, pro forma (unaudited);              shares authorized,              shares issued and outstanding as of December 31, 2018, pro forma as adjusted (unaudited)

Additional paid in capital
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amounts of each of cash, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity (deficit) and total capitalization by approximately $ million assuming that the assumed initial public offering price of $ per share remains the same after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on 31,555,556 shares of common stock outstanding as of December 31, 2018, and excludes:

•	3,028,000 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018 at an exercise price of $6.05 per share;

•	527,555 shares of common stock reserved for issuance pursuant to future awards under our 2017 Plan, as of December 31, 2018; and

•

444,445 additional shares of our common stock that will become available for future issuance under the 2017 Plan in connection with the completion of this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

As of December 31, 2018, our historical net tangible book deficit was $         million, or $         per share of common stock, based on 31,555,556 shares of our common stock outstanding. Our historical net tangible book deficit per share is equal to our total tangible assets, less total liabilities and convertible preferred stock, divided by the number of outstanding shares of our common stock at December 31, 2018.

On a pro forma basis, to reflect (1) the issuance of 1,719,197 shares of Series Mezzanine 2 Preferred Stock after December 31, 2018 and (2) the conversion of all outstanding shares of our convertible preferred stock (including those referenced in (1) above) into shares of common stock prior to the completion of this offering, our pro forma net tangible book deficit as of December 31, 2018 would have been approximately $         million, or $         per share of our common stock.

After giving further effect to the sale of                 shares of common stock that we are offering at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018, would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2018	$
Pro forma increase in historical net tangible value per share as of December 31, 2018 attributable to the pro forma adjustments

Pro forma net tangible book value per share as of December 31, 2018
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma as adjusted net tangible book value by $         per share and the dilution to new investors by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by $         per

share and decrease the dilution to new investors by $         per share, assuming the assumed initial public offering price of $        per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each decrease of 1.0 million shares offered by us would decrease the pro forma as adjusted net tangible book value by $        per share and increase the dilution to new investors by $         per share, assuming the assumed initial public offering price of $        per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase                 additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        per share and the dilution per share to new investors would be $        per share, in each case assuming an initial public offering price of $        per share.

The following table summarizes as of December 31, 2018, on the pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders (giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock prior to the completion of this offering) and by investors participating in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering			%	$		%	$

Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase                  additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 31,555,556 shares of common stock outstanding as of December 31, 2018, and exclude:

•	3,028,000 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2018 at an exercise price of $6.05 per share;

•	527,555 shares of common stock reserved for issuance pursuant to future awards under our 2017 Plan as of December 31, 2018; and

•

444,445 additional shares of our common stock that will become available for future issuance under the 2017 Plan in connection with the completion of this offering, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

To the extent that any options are exercised or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated statements of operations data for the nine months ended September 30, 2017 and 2018 and the consolidated balance sheet data as of September 30, 2018 from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. The selected consolidated financial data included in this section are not intended to replace the consolidated financial statements and the related notes included elsewhere in this prospectus. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that should be expected in the future.

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017		2017	2018
(in thousands, except per share data)				(unaudited)
Consolidated Statements of Operations Data:
Revenue:
License fee revenue	$6,667		$7,950	$7,838		$5,500
Grant revenue	—		441	272		826

Total revenue	6,667		8,391	8,110		6,326
Operating expenses:
Research and development	16,992		25,510	18,221		28,774
General and administrative	1,821		2,609	1,729		2,983

Total operating expenses	18,813		28,119	19,950		31,757

Total other income (expense)	(739)		(2,102)	(1,626)		(1,129)
Provision for income taxes	—		250	250		50

Net loss	(12,885)		(22,080)	(13,716)		(26,610)
Accretion to redemption value of redeemable non-controlling interest	—		(1,235)	(693)		(737)
Less: net loss attributable to non-controlling interest	4,616		3,873	2,866		595

Net loss attributable to Inhibrx, Inc.	$(8,269)		$(19,442)	$(11,543)		$(26,752)

Net loss per share attributable to Inhibrx, Inc., basic and diluted(1)	$(0.26)		$(0.62)	$(0.37)		$(0.85)

Weighted-average shares of common stock outstanding, basic and diluted(1)	31,556		31,556	31,556		31,556

Pro forma net loss per share, basic and diluted (unaudited)(1)		$			$

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(1)

(1)

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share, basic and diluted unaudited pro forma net loss per share, and the weighted-average number of shares used in the computation of these per share amounts.

	As of December 31,		As of September 30, 2018
	2016	2017
(in thousands)			(unaudited)
Consolidated Balance Sheet Data:
Cash	$20,025	$13,470	$2,965
Total assets	21,272	17,246	9,646
Debt	18,918	14,660	10,853
Total liabilities	20,033	18,615	24,509
Convertible preferred stock	—	—	38,708
Redeemable non-controlling interest	—	21,051	—
Total predecessor’s/stockholders’ equity (deficit)	1,239	(22,420)	(53,571)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company focused on developing a broad pipeline of novel biologic therapeutic candidates. We combine a deep understanding of target biology with innovative protein engineering, proprietary discovery technologies, and an integrative approach to research and development to design highly differentiated therapeutic candidates. Central to these efforts is our proprietary single domain antibody, or sdAb, platform. Our culture empowers data-driven decision making with the aim of eliminating candidate-selection bias in discovery and development. Initially, we are pursuing therapeutic candidates directed to validated targets, where we believe our protein engineering technologies can overcome prior therapeutic limitations. We currently have three oncology programs in human clinical trials as well as a rare disease program for which we expect to initiate a clinical trial in the first half of 2019. We also have multiple preclinical programs for which we expect to submit three Investigational New Drug applications, or INDs, to the United States Food and Drug Administration, or FDA, in 2019. We retain worldwide rights to all of our programs, except INBRX-103, for which worldwide rights have been licensed to Celgene Corporation, or Celgene, and certain other therapeutic candidates for which we licensed limited commercial and development rights in certain Asian regions to key collaborators.

We utilize diverse methods of protein engineering to address the specific requirements of complex target and disease biology. We believe our sdAb platform can enable the development of therapeutic candidates with unique mechanisms of action and attributes superior to current monoclonal antibody and fusion protein approaches. sdAbs are highly modular and can be combined to create therapeutic candidates with defined valencies and multiple specificities, enabling enhanced cell signaling and conditional activation. Importantly, our sdAb-based therapeutic candidates are manufactured by established processes used to produce therapeutic proteins.

We have developed a broad and diverse therapeutic candidate pipeline, as shown below.

*	Third party partnerships with Chinese biotechnology companies currently in place for development and commercialization in China, Hong Kong, Macau and/or Taiwan.
+	Global rights to this therapeutic candidate have been licensed to Celgene.

Since our inception, we have had significant operating losses. Our net loss was $26.6 million for the nine months ended September 30, 2018, and as of September 30, 2018, we had an accumulated deficit of $13.4 million. Through September 30, 2018, we have principally been financed through the sale of our equity securities, borrowings under our loan and security agreement, as amended, or the Loan Agreement, with Oxford Finance, LLC, or Oxford, payments received from commercial partners for licensing rights to our therapeutic candidates under development and grants. We have devoted substantially all of our efforts to drug discovery and development and conducting preclinical studies. Our primary use of cash has been to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative, or G&A, expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, G&A expenses and capital expenditures will continue to increase. In particular, we expect our expenses and losses to increase as we continue our development of, and seek regulatory approvals for, our therapeutic candidates (especially as we move more candidates from preclinical to clinical development as well as study candidates in later stages of clinical development), and begin to commercialize any approved products, if ever. We also expect our expenses and losses to increase as we hire additional personnel and incur increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs and as we incur increased costs from investor and public relations expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash as of December 31, 2018, will enable us to fund our operating expenses and capital expenditure requirements through the                month period following the date of completion of this offering. To date, we have not had any therapeutics approved for sale and have not generated any revenue from the commercial sale of approved therapeutic products. We do not expect to generate any revenue from product sales unless and until we, or our collaboration partners, successfully complete development and obtain regulatory approval for one or more of our therapeutic candidates, which we expect will take a number of years. If we obtain regulatory approval for any of our therapeutic candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses and other similar arrangements. However, there can be no assurance as to the availability or terms upon which such finances or capital might be available in the future. If we are unable to secure adequate additional funding, we will need to reevaluate our operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of our development programs, or relinquish rights to our technology on less favorable terms than we would otherwise choose. These actions could materially impact our business, results of operations and future prospects.

We do not own or operate manufacturing facilities for the production of any of our therapeutic candidates. We currently rely on a limited number of third-party contract manufacturers for all of our required raw materials, antibodies and other biologics for our preclinical research and clinical trials. We currently employ internal resources to manage our manufacturing relationships with these third parties. We presently have relationships with three suppliers for the manufacture of supplies for our therapeutic candidates.

Merger

We were incorporated under the laws of the State of Delaware on November 17, 2017 under the name Tenium Therapeutics, Inc. In April 2018, we changed our name to Inhibrx, Inc. As further described in the section of this prospectus titled “Merger and Financing—Merger”, we completed a series of transactions on April 30, 2018 pursuant to which multiple Delaware limited partnerships and limited liability companies merged with and into Inhibrx, Inc. with Inhibrx, Inc. continuing as the surviving corporation, or the Merger. We refer to each of these entities as a Target Party, and collectively as the Target Parties. As appropriate for entities under common control, the historical consolidated financial statements of the Target Parties prior to the Merger became those of Inhibrx, Inc. Our corporate structure presently consists of Inhibrx, Inc. and our wholly owned subsidiary, INBRX 103, LLC, which relates to the development of INBRX-103 licensed to Celgene.

Collaboration Agreements

Celgene Agreement

On July 1, 2013, we entered into a license agreement with Celgene, as amended on November 23, 2018, or the Celgene Agreement, pursuant to which we granted Celgene an exclusive, global license for the development, manufacture and commercialization of INBRX-103. Per the terms of the Celgene Agreement, Celgene is operationally and financially responsible for the development, manufacturing and commercialization activities of INBRX-103 and any additional related antibodies covered by the Celgene Agreement.

As payment for the license granted in the Celgene Agreement, we may be eligible to receive development and regulatory milestones, assuming the achievement of all potential milestones in the Celgene Agreement, and (ii) tiered royalties based on future worldwide sales, with rates ranging from high single- to low double-digits, subject to potential reduction when and if comparable third party products attain certain levels of competitive market share (on a country-by-country basis) and, subject to certain limitations, payments to third parties for third-party intellectual property rights.

WuXi Agreement

On August 28, 2018, we entered into the Amended and Restated Master Services Agreement, or the WuXi Agreement, with WuXi Biologics (Hong Kong) Limited, or WuXi, pursuant to which we agreed, for three years and subject to certain conditions, to exclusively use WuXi to manufacture our therapeutic candidates for which we plan to first initiate clinical studies outside of China. Under the WuXi Agreement, WuXi and certain of its affiliates will provide biologics development and manufacturing services on a project-by-project basis.

Per the terms of the WuXi Agreement, we will own all intellectual property created, developed or reduced to practice by WuXi in the course of providing services to us; provided that, certain intellectual property created or developed by WuXi may be owned exclusively by WuXi if this intellectual property (i) relates to generally applicable experimental methods, (ii) relates to generally applicable manufacturing processes developed solely at WuXi’s expense or (iii) is derivative of WuXi’s pre-existing intellectual property.

Per the terms of the WuXi Agreement, fees will be mutually agreed upon on a project-by-project basis. We also may be eligible to receive discounts in the low- to mid-single digits for certain projects and services per the terms of the WuXi Agreement.

bluebird bio Agreement

On December 20, 2018, we entered into an exclusive license agreement with bluebird bio, Inc., or bluebird, to research, develop and commercialize chimeric antigen receptor, or CAR, T-cell therapies using our proprietary sdAb platform. Under the terms of this license agreement, we will provide bluebird the exclusive worldwide rights to develop, manufacture and commercialize certain cell therapy products containing sdAbs directed to various cancer targets. In January 2019, we received a $7.0 million payment and pursuant to the license agreement we are entitled to receive developmental milestone payments as well as percentage tiered royalties on future product sales.

Other Collaborative Arrangements

In addition to these contracts, we have entered into strategic collaborations with other third parties, including Hangzhou Just Biotherapeutics Co., Ltd., or Just, and Elpiscience Biopharmaceuticals, Inc., or Elpiscience.

Financial Operations Overview

Revenue

To date, all of our revenue has been derived from grant awards and licenses with collaboration partners. Additionally, we have not generated any revenue from the commercial sale of approved therapeutic products, and we expect our revenue for the next several years will be derived primarily from payments under our current and any future grant awards and agreements with our collaboration partners.

Effective January 1, 2018, we adopted the Financial Accounting Standards Board, Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, or ASC Topic 606. We adopted ASC Topic 606 utilizing the modified retrospective method resulting in no impact to our contracts that were not complete as of the date of adoption therefore no cumulative-effect adjustment was required to opening accumulated deficit. Accordingly, while results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606, all prior period amounts are not adjusted and continue to be reported under the accounting standards in effect during these prior periods.

Operating Expenses

Research and Development

To date, our research and development expenses have related primarily to research activities, including our discovery efforts, and preclinical and clinical development of our therapeutic candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. We do not track our internal research and development expenses on a program-by-program basis as they primarily relate to personnel, early research and consumable costs, which are deployed across multiple projects under development.

Research and development expenses consist primarily of:

•	salaries, benefits and other related costs, including stock-based compensation, for personnel engaged in research and development functions;

•

expenses incurred in connection with the preclinical development of our programs and clinical trials of our therapeutic candidates, including under agreements with third parties, such as consultants and contract research organizations, or CROs;

•	expenses for manufacturing our therapeutic candidates;

•	laboratory supplies; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities, insurance and supplies.

We expect that our research and development expenses will continue to increase over the next several years as we continue development of our therapeutic candidates currently in clinical-stage development, support our preclinical programs, including those for which we expect to submit an IND to the FDA in the second half of 2019, and continue to discover new therapeutic candidates, as well as increase our headcount. In particular, clinical development of our therapeutic candidates, as opposed to preclinical development, generally has higher development costs, primarily due to the increased size and duration of later-stage clinical trials. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our therapeutic candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which therapeutic candidates to pursue and how much funding to direct to each therapeutic candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each therapeutic candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which therapeutic candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our clinical development costs may vary significantly based on factors such as:

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing of our therapeutic candidates;

•	the phase and development of our therapeutic candidates; and

•	the efficacy and safety profile of our therapeutic candidates.

General and Administrative

G&A expenses consist primarily of:

•	salaries, benefits and other related costs, including stock-based compensation, for personnel engaged in G&A functions;

•

expenses incurred in connection with accounting and audit services, legal services, business development and investor relations as well as consulting expense under agreements with third parties, such as consultants and contractors; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for depreciation and amortization, rent and maintenance of facilities, insurance and supplies.

We expect our G&A expenses will continue to increase over the next several years as we incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company and as we increase our headcount.

Other Income (Expense)

Other income (expense) consists primarily of interest expense on our debt from Oxford.

Net Loss Attributable to Non-Controlling Interest

A minority shareholder in certain of our subsidiaries had the right to require us to acquire their ownership interest in those entities at a stated rate in the future. The non-controlling interest subject to these arrangements was accreted to its future redemption amount each reporting period with a corresponding adjustment to predecessor’s equity. After the Merger and as of September 30, 2018, the redeemable non-controlling interest no longer exists and therefore there will be no net loss attributable to non-controlling interest in future periods.

Results of Operations

Comparison of the Nine Months Ended September 30, 2017 and 2018

The following table summarizes our results of operations for each of the periods indicated (in thousands, except percentages):

	Nine Months Ended September 30,		Change
	2017	2018	($)	(%)
	(unaudited)
Revenue:
License fee revenue	$7,838	$5,500	$(2,338)	(30)%
Grant revenue	272	826	554	204%

Total revenue	8,110	6,326	(1,784)	(22)%
Operating expense:
Research and development	18,221	28,774	10,553	58%
General and administrative	1,729	2,983	1,254	73%

Total operating expense	19,950	31,757	11,807	59%
Loss from operations	(11,840)	(25,431)	(13,591)	115%
Other income (expense):
Interest expense, net	(1,650)	(1,183)	467	(28)%
Other income, net	24	54	30	125%

Total other income (expense)	$(1,626)	$(1,129)	$497	(31)%

License fee revenue. License fee revenue decreased by $2.3 million from $7.8 million during the nine months ended September 30, 2017 to $5.5 million during the nine months ended September 30, 2018. The $5.5 million of license fee revenue during the nine months ended September 30, 2018 was earned under our agreements with Elpiscience, which primarily consisted of a $2.5 million payment received in the first quarter of

2018 for the license of INBRX-105 and $2.5 million in payments received in the second and third quarters of 2018 for the license of INBRX-106. The $7.8 million of license fee revenue in the same period of the prior year consisted primarily of a $5.0 million payment from Five Prime Therapeutics, Inc., or Five Prime, upon achievement of a developmental milestone related to our INBRX-110 program and a $2.5 million payment from Just upon delivery of a license and certain know-how for our INBRX-109 program.

Grant revenue. Grant revenue increased by $0.6 million from $0.3 million during the nine months ended September 30, 2017 to $0.8 million during the nine months ended September 30, 2018. To date, we have been awarded three grants from the National Institutes of Health, or NIH, a governmental agency, and one grant from Combating Antibiotic Resistant Bacteria Accelerator, or CARB-X, a non-profit agency, all of which were awarded in the second and third quarters of 2017. The increase in grant revenue recognized during the nine months ended September 30, 2018 related to these awards was due to the timing of revenue recognition as revenue is recognized when we incur the covered expenses related to a grants’ continued progression.

Research and development expense. Research and development expense increased by $10.6 million from $18.2 million during the nine months ended September 30, 2017 to $28.8 million during the nine months ended September 30, 2018. This increase was primarily due to a $5.9 million increase in expense related to payments for CRO expenditures as certain of our therapeutic programs moved through development and a $1.0 million increase in expenses related to lab supplies and consumables utilized in on-going research and development efforts. Additionally, personnel-related expenses increased by $1.5 million during the nine months ended September 30, 2018 as we continued to expand our internal research and development team, stock-based compensation expense increased by $1.4 million primarily due to acceleration of vesting of our profit interest units, or PIUs, and facility-related expense increased by $0.2 million, due to the relocation of our headquarters.

G&A expense. G&A expense increased by $1.3 million from $1.7 million during the nine months ended September 30, 2017 to $3.0 million during the nine months ended September 30, 2018. This increase was primarily due to higher professional services expenses, such as increased legal and patent expenses of $0.9 million. Additionally, personnel-related expenses increased by $0.1 million during the nine months ended September 30, 2018 and facility-related expenses increased by $0.1 million, due to the relocation of our headquarters.

Other income (expense). Interest expense, net decreased by $0.5 million from $1.7 million during the nine months ended September 30, 2017 to $1.2 million for the nine months ended September 30, 2018. This decrease was due to lower average debt balances in 2018 as a result of the repayment of principal. Other income, net, was comparable for the nine months ended September 30, 2017 as compared to the same period in the prior year.

Net loss attributable to non-controlling interest. Net loss attributable to non-controlling interest, which is related to pre-Merger activity only, which is net of the accretion to the redemption value of the redeemable non-controlling interest, decreased by $2.3 million from $2.2 million during the nine months ended September 30, 2017 to negative $0.1 million during the nine months ended September 30, 2018. This decrease was due to a decrease in net loss within the allocated entity. After the Merger, the redeemable non-controlling interest no longer exists and therefore there will be no net loss attributable to non-controlling interest in future periods.

Comparison of Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for each of the periods indicated (in thousands, except percentages):

	Year Ended December 31,		Change
	2016	2017	($)	(%)
Revenue:
License fee revenue	$6,667	$7,950	$1,283	19%
Grant revenue	—	441	441	N/M

Total revenue	6,667	8,391	1,724	26%
Operating expenses:
Research and development	16,992	25,510	8,518	50%
General and administrative	1,821	2,609	788	43%

Total operating expenses	18,813	28,119	9,306	49%

Loss from operations	(12,146)	(19,728)	(7,582)	62%
Other income (expense):
Interest expense, net	(759)	(2,126)	(1,367)	180%
Other income, net	20	24	4	20%

Total other income (expense)	$(739)	$(2,102)	$(1,363)	184%

License fee revenue. License fee revenue increased by $1.3 million from $6.7 million during the year ended December 31, 2016 to $8.0 million during the year ended December 31, 2017. The $8.0 million of license fee revenue in the year ended December 31, 2017 consisted of a $5.0 million payment from Five Prime upon achievement of a developmental milestone related to our INBRX-110 development program and a $2.5 million payment from Just upon delivery of a license and certain know-how for our INBRX-109 program. The $6.7 million of license fee revenue in the prior year was related to the final recognition of a $10.0 million non-refundable, non-creditable upfront payment from Five Prime, pursuant to a research and collaboration agreement we entered into with Five Prime in July 2015. The upfront payment was initially recorded to deferred revenue and was subsequently recognized over the period from inception of this agreement to delivery of a complete INBRX-110 molecule, know-how, and license to Five Prime, including agreed upon research and development work required to transfer key deliverables.

Grant revenue. In the second and third quarters of 2017, we were awarded three grants from the NIH and one grant from CARB-X. Grant revenue totaled $0.4 million for the year ended December 31, 2017 and consisted of $0.3 million from the NIH and $0.1 million from CARB-X. The amount of grant revenue recognized in 2017 related to these awards was due to the timing of revenue recognition since revenue is recognized when we incur the covered expenses related to the grants’ continued progression.

Research and development expense. Research and development expense increased by $8.5 million from $17.0 million during the year ended December 31, 2016 to $25.5 million during the year ended December 31, 2017. This increase was primarily due to an increase of $4.4 million in expense related to payments to our CROs, an increase in lab supplies of $0.7 million as our research and development efforts increased and as certain of our therapeutic programs moved through development and an increase in stock-based compensation of $0.5 million related to PIUs. Additionally, salary-related expenses increased by $1.8 million as compared to the prior year, as we continued to expand our internal research and development team.

G&A expense. G&A expense increased by $0.8 million from $1.8 million during the year ended December 31, 2016 to $2.6 million during the year ended December 31, 2017. This increase was primarily due to increases in consulting, legal and accounting expenses of $0.7 million.

Other income (expense). Interest expense, net increased by $1.4 million from $0.8 million for the year ended December 31, 2016 to $2.1 million for the year ended December 31, 2017. This increase was due to higher average debt balances in 2017 as a result of a $15.0 million increase in our Oxford principal debt balances during the second and third quarters of 2016. Other income, net, was comparable for the year ended December 31, 2017 as compared to the prior year.

Net loss attributable to non-controlling interest. Net loss attributable to non-controlling interest, which is net of the accretion to the redemption value of the redeemable non-controlling interest, decreased by $2.0 million from $4.6 million for the year ended December 31, 2016 to $2.6 million for the year ended December 31, 2017. This decrease was due to the addition of accretion, which is accreting up to the redemption value of the redeemable non-controlling interest.

Liquidity, Capital Resources and Financial Condition

From our inception through September 30, 2018, we have devoted substantially all of our efforts to drug discovery and development and conducting preclinical studies. Our primary use of cash has been to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, G&A expenditures. We have principally been financed through the sale of our equity securities, borrowings under our Loan Agreement with Oxford and payments received from commercial partners for licensing rights to our therapeutic candidates under development and grants. We have a limited operating history and do not expect to receive any revenue from commercial sales for several years, if ever, making the sales and income potential of our business and market unproven. As of September 30, 2018, we had an accumulated deficit of $13.4 million and cash of $3.0 million. Our history of recurring losses and anticipated expenditures for clinical development raises substantial doubt about our ability to continue as a going concern. See Note 1 to our consolidated financial statements appearing at the end of this prospectus for additional information on our assessment. Similarly, the report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2017 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. See “Risk Factors — The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.”

The accompanying consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern.

Our future liquidity and capital funding requirements will depend on numerous factors, including:

•	our ability to raise additional funds, either through this offering or through other means;

•	the outcome, costs and timing of preclinical studies and clinical trials for our current or future therapeutic candidates;

•	whether and when we are able to obtain regulatory approval to market any of our therapeutic candidates;

•	our ability to successfully commercialize any therapeutic candidates that receive regulatory approval;

•	the emergence and effect of competing or complementary therapeutics or therapeutic candidates;

•

our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our ability to retain our current employees and the need and ability to hire additional management and scientific and medical personnel;

•	the terms and timing of any collaboration, licensing or other arrangements that we have or may establish;

•

our ability to remain a going concern in light of our history of recurring losses and anticipated expenditures for clinical development needed to obtain regulatory approval and commercialize our therapeutic candidates; and

•	the valuation of our capital stock.

Until such time, if ever, in which we can generate substantial product revenue, we expect to continue to fund our operations and capital funding needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If we are unable to secure adequate additional funding, we will need to reevaluate our operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, delay, scale back or eliminate some or all of our development programs, or relinquish rights to our technology on less favorable terms than we would otherwise choose. These actions could materially impact our business, results of operations and future prospects.

Cash Flow Summary

The following table summarizes selected items in our consolidated statements of cash flows for each of the periods indicated (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Net cash provided by (used in) operations
Net cash used in operating activities	$(18,108)	$(18,752)	$(11,743)	$(16,168)
Net cash used in investing activities	(215)	(1,340)	(1,111)	(831)
Net cash provided by financing activities	28,768	13,537	14,997	6,494

Net increase (decrease) in cash and restricted cash	$10,445	$(6,555)	$2,143	$(10,505)

Operating Activities

Cash used in operating activities of $16.2 million during the nine months ended September 30, 2018 was primarily due to a net loss of $26.6 million, adjusted for non-cash items such as stock-based compensation expense of $2.1 million, depreciation and amortization of $0.5 million and accretion on our debt discount and non-cash interest of $0.4 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, such as increases in accounts payable of $6.7 million and accrued expenses and other current liabilities of $3.1 million due to an overall higher volume of activity related to our preclinical and clinical activity.

Cash used in operating activities of $11.7 million during the nine months ended September 30, 2017 was primarily due to a net loss of $13.7 million, adjusted for non-cash items such as stock-based compensation expense of $0.8 million, the accretion of the discount and the non-cash portion of interest expense related to our debt of $0.6 million and depreciation expense of $0.3 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, such as increases in prepaid expenses, long-term assets and accounts payable due primarily to an overall higher volume of activity related to preclinical activity.

Cash used in operating activities of $18.8 million in 2017 was primarily due to a net loss of $22.1 million, adjusted for non-cash items such as stock-based compensation of $1.2 million, the accretion of the discount and the non-cash portion of interest expense related to our debt of $0.7 million and depreciation expense of $0.4 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, such as increases in our accounts payable and accrued expense and other current liabilities balances in 2017 due to an overall higher volume of activity.

Cash used in operating activities of $18.1 million in 2016 was primarily due to a net loss of $12.9 million, adjusted for non-cash items such as stock-based compensation of $0.6 million, depreciation expense of $0.3 million and the accretion of the discount and the non-cash portion of interest expense related to our debt of $0.3 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, such as a decrease in deferred revenue of $6.7 million and an increase in accrued expense and other current liabilities of $0.6 million.

Investing Activities

Cash used in investing activities of $1.1 million and $0.8 million during the nine months ended September 30, 2017 and 2018, respectively, was due to fixed asset purchases.

Cash used in investing activities of $0.2 million and $1.3 million in 2016 and 2017, respectively, was also due to fixed asset purchases.

Financing Activities

Cash provided by financing activities of $6.5 million during the nine months ended September 30, 2018 was primarily attributable to the net proceeds of $11.6 million from the issuance of convertible preferred stock, partially offset by the repayment of debt principal of $4.2 million.

Cash provided by financing activities of $15.0 million during the nine months ended September 30, 2017 was primarily attributable to predecessor contributions of $19.9 million, net, partially offset by distributions of $1.3 million as well as the repayment of debt principal of $3.7 million.

Cash provided by financing activities of $13.5 million during 2017 was primarily attributable to predecessor contributions of $19.9 million, net, partially offset by distributions of $1.4 million as well as the repayment of debt principal of $5.0 million.

Cash provided by financing activities of $28.8 million during 2016 was primarily attributable to predecessor contributions of $15.0 million, as well as the issuance of debt from Oxford of $14.7 million, net, partially offset by the repayment of $0.9 million in principal.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

We currently make payments to our cell line developers in euros. Our transactions payable in euros are subject to changes in currency exchange rates from the time the transactions are originated until settlement in cash. As such, our primary exposure to market risk arises when transacting with these developers and other service providers who require us to satisfy our obligations to them in currencies other than in U.S. dollars. We have concluded that we do not have a material foreign currency risk.

Interest Rate Risk

All of our cash is in cash accounts and highly liquid. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates. If a 10% change in interest rates were to have occurred on September 30, 2018, this change would not have had a material effect on the fair value of our cash accounts as of that date nor our net loss for the years then ended. Due to the highly-liquid nature of our cash holdings, we have concluded that we do not have a material financial market risk exposure.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.

JOBS Act: Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to take advantage of this extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

For so long as we are an emerging growth company we expect:

•	we will present no more than two years of audited financial statements and no more than two years of related management’s discussion and analysis of financial condition and results of operations;

•

we will avail ourselves of the exemption from the requirement to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•

we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•	we will provide less extensive disclosure about our executive compensation arrangements.

We will remain an emerging growth company for up to five years, although we will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the last day of the first fiscal year in which our annual revenue is $1.07 billion or more; (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements and their effect, if any, on us.

Contractual Obligations

As of December 31, 2017, future minimum payments due under our contractual obligations are as follows (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations(1)	$12,134	$817	$3,332	$3,464	$4,521
Debt, including interest(2)	16,959	6,668	10,291	—	—

Total	$29,093	$7,485	$13,623	$3,464	$4,521

(1)	The expected timing of payments above are based on contractual obligations.
(2)

On March 15, 2015, we entered into the Loan Agreement, pursuant to which Oxford agreed, subject to certain conditions, to make term loans to us in four $5.0 million installments for an aggregate of $20.0 million. The term loans were made on the following dates: Term A: March 31, 2015; Term B: September 9, 2016; Term C: December 22, 2016, and Term D: December 22, 2016. Each term loan bears interest at the following annual rate: Term A: 8.0%, Term B: 8.6%, Term C: 8.7%, and Term D: 8.7%. The repayment schedule provided for interest-only payments in arrears until May 2016, followed by consecutive equal monthly payments of principal and interest in arrears through the maturity date, which is March 31, 2020 for all four term loans.

We also have significant contractual obligations related to our development programs. These payments are generally cancellable upon notice without penalty and therefore these obligations are not included in the table above.

Critical Accounting Estimates and Policies

The preparation of financial statements in accordance with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our consolidated financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our consolidated financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe that the following critical accounting policies and estimates have a higher degree of inherent uncertainty and require our most significant judgments:

Revenue Recognition

To date, we have generated revenue from our collaboration and licensing agreements with partners, as well as from grants from the NIH and from private not-for-profit organizations including CARB-X. Billings to customers or payments received from customers are included in deferred revenue on the balance sheet until all revenue recognition criteria are met.

Effective January 1, 2018, we adopted ASC Topic 606, utilizing the modified retrospective method. Accordingly, while results for reporting periods beginning after January 1, 2018 are presented under ASC Topic

606, all prior period amounts are not adjusted and continue to be reported under the accounting standards in effect during these prior periods.

Subsequent to the Adoption of ASC Topic 606 on January 1, 2018

Under ASC Topic 606, we recognize revenue when, or as, the promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those services. To determine revenue recognition for arrangements we conclude are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the performance obligation(s) are satisfied. At contract inception, we assess the goods or services promised within each contract, assess whether each promised good or service is distinct and identifies those that are performance obligations. We recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied.

Collaboration and License Agreements

We enter into collaborative agreements with partners that typically include one or more of the following: (i) license fees; (ii) nonrefundable up-front fees; (iii) payments for reimbursement of research costs; (iv) payments associated with achieving specific development, regulatory, or commercial milestones; and (v) royalties based on specified percentages of net product sales, if any. At the initiation of an agreement, we analyze each unit of account within the contract to determine if the counterparty is a customer in the context of the unit of account, in which case we apply the recognition, measurement, presentation, and disclosure requirements of ASC Topic 606. If a unit of account does not represent a transaction with a customer, it represents an arrangement with a collaborator subject to guidance under ASC Topic 808, Collaborative Arrangements, or ASC Topic 808.

In applying the principles of ASC Topic 606, we consider a variety of factors in determining the appropriate estimates and assumptions under these arrangements, such as whether the elements are distinct performance obligations, whether there are observable stand-alone prices, and whether any licenses are functional or symbolic. We evaluate each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, license fees and non-refundable upfront fees are considered fixed, while milestone payments are identified as variable consideration which must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

Our existing collaborative license agreements that were not complete on January 1, 2018 were considered under the implementation of ASC Topic 606 and consisted of research collaboration and licenses. As of September 30, 2018, all collaboration and license revenue was within the scope of ASC Topic 808 and/or ASC Topic 606 and recognized accordingly.

See Note 6 to our consolidated financial statements, included elsewhere in this prospectus for more information on our collaboration and license agreements.

Grant Revenue

We have been awarded multiple grants from the NIH as well as one grant from CARB-X. With respect to revenue derived from reimbursement of direct, out-of-pocket expenses for research and development costs associated with these grants, where we act as a principal with discretion to choose suppliers, bears credit risk, and performs part of the services required in the transaction, we record revenue for the gross amount of the reimbursement. The costs associated with these reimbursements are reflected as a component of research and development expense in our consolidated statements of operations.

Since there is no transfer of control of goods or services to the granting entities, the granting entities do not meet the definition of a “customer” as defined by ASC Topic 606 and therefore, these government grants and private not-for-profit institution grants are not within the scope of ASC Topic 606. Therefore, the adoption of ASC Topic 606 had no impact on our accounting for grant revenue since we are a business entity, and therefore, the grants are with governmental agencies or private institutions, which are not considered customers.

Revenue from these grants are based upon internal costs incurred that are specifically covered by the grant, plus an additional rate that provides funding for overhead expenses. Revenue is recognized as we incur expenses related to the grant, which is consistent with the concept of transfer of control of a service over time under ASC Topic 606.

Prior to the Adoption of ASC Topic 606 on January 1, 2018

Prior to January 1, 2018, we recognized revenue in accordance with ASC Topic 605, Revenue Recognition, or ASC Topic 605. We recognized revenue when all four of the following criteria were met: (i) there was persuasive evidence that an arrangement existed; (ii) delivery of the products and/or services had occurred; (iii) the selling price was fixed or determinable; and (iv) collectability was reasonably assured. Amounts received prior to satisfying the revenue recognition criteria were recorded as deferred revenue.

Collaboration Agreements with Multiple Deliverables

We evaluated arrangements with multiple deliverables in accordance with ASC Topic 605-25, Revenue Recognition—Multiple-Element Arrangements. We would determine: (i) the deliverables included in the arrangement and (ii) whether the individual deliverables represented separate units of accounting or whether they had to be accounted for as a combined unit of accounting. Deliverables were considered separate units of accounting provided that: (a) the delivered items had value to the customer on a standalone basis and (b) if the arrangement included a general right of return relative to the delivered items, delivery or performance of the undelivered items was considered probable and substantially in our control. In assessing whether an item had standalone value, we considered factors such as the research, manufacturing and commercialization capabilities of the partner and the availability of the associated expertise in the general marketplace. In addition, we considered whether the partner could use the other deliverables for their intended purpose without the receipt of the remaining elements, whether the value of the deliverable was dependent on the undelivered items and whether there were other vendors that could provide the undelivered elements.

Arrangement consideration that was fixed or determinable was allocated among the separate units of accounting using the relative selling price method. We used the following hierarchy of values to estimate the selling price of each deliverable: (i) vendor-specific objective evidence of fair value; (ii) third-party evidence of selling price; and (iii) best estimate of selling price.

We would then apply the applicable revenue recognition criteria to each of the separate units of accounting in determining the appropriate period and pattern of recognition. If there was no discernible pattern of performance and/or objectively measurable performance measures did not exist, then we recognized revenue under the arrangement on a straight-line basis over the period we expected to perform according to the contract.

Licenses

If our license to our intellectual property was determined to be a separate unit of account, we recognized revenue allocated to the license when the license was delivered to the customer and the customer was able to use and benefit from the license. For licenses that were bundled with other deliverables, we utilized judgment to identify the deliverables and appropriate unit of account as well as to determine the pattern and timing of revenue recognition whether the combined deliverables were satisfied over the period of performance or at a point in time and, if over the period of performance, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. We evaluated the measure of progress each reporting period and, if necessary, adjusted the measure of performance and related revenue recognition.

Research and Development and Clinical Trial Accruals

Research and development costs are expensed as incurred and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on our behalf, pursuant to development and consulting agreements in place. Clinical trial costs, including costs associated with third-party contractors, are a significant component of research and development expense. We expense research and development costs based on work performed. In determining the amount to expense, management relies on estimates of total costs based on contract components completed, the enrollment of subjects, the completion of trials and other events. If applicable, costs incurred related to the purchase of in-process research and development for early-stage products or products that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred. Costs incurred related to the licensing of products that have not yet received regulatory approval to be marketed, or that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred.

Fair Value of Stock-Based Awards

Historically, prior to the Merger on April 30, 2018 and becoming a Delaware corporation, we issued PIUs to employees and certain other non-employees. Unit-based compensation for our PIUs was recorded based upon estimated fair value on the date of the grant and recognized as unit-based compensation expense over the expected service period, which was typically approximated by the vesting period. All of the PIUs were accelerated upon the Merger during the second quarter of 2018, which resulted in additional unit-based compensation expense of approximately $1.1 million.

Post-Merger as a Delaware corporation, we recognize compensation costs related to stock-based awards, including stock options, based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. In November 2018, we issued our first stock options post-Merger. We granted options to purchase up to an aggregate of approximately 3.0 million shares of our common stock under our 2017 Employee, Director and Consultant Equity Incentive Plan to certain of our employees and certain members of our board of directors.

The Black-Scholes option pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards. These assumptions include:

•

Fair Value of Common Stock—The fair value of the shares of common stock underlying our stock-based awards was estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

Expected Term—We estimate the expected term of our stock options granted to employees and non-employee directors using the simplified method, whereby, the expected term equals the average of the vesting term and the original contractual term of the option. We utilize this method as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, we utilize the contractual term of the option as the basis for the expected term assumption.

•

Expected Volatility— Due to the lack of company specific historical and implied volatility data, we based our estimate of expected volatility on the estimate and expected volatilities of a guideline group of publicly traded companies. For these analyses, we select companies with comparable characteristics to ours including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the stock-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•

Risk-Free Interest Rate—For the determination of the risk-free interest rates we utilize the U.S. Treasury yield curve for instruments in effect at the time of measurement with a term commensurate with the expected term assumption.

•	Expected Dividend—The expected dividend yield is assumed to be zero as we have never paid dividends and do not have current plans to pay any dividends on our common stock.

For our valuation performed in connection with our November 2018 option grant, we used a hybrid method of the Option Pricing Method, or OPM, and the Probability-Weighted Expected Return Method, or PWERM. PWERM considers various potential liquidity outcomes. Our approach included the use of different timing of initial public offering scenarios and a scenario assuming continued operation as a private entity. Under the hybrid OPM and PWERM method, the per share value calculated under the OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the common stock before a discount for lack of marketability is applied. Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including contemporaneous valuations performed by an independent third party, our stage of development, important developments in our operations, the prices at which we sold shares of our convertible preferred stock, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of our common stock, among other factors.

After the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of the grant. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the grant date.

For the year ended December 31, 2018, stock-based compensation related to stock options was $        . As of December 31, 2018, we had $        of total unrecognized stock-based compensation which we expect to recognize over a weighted-average period of        years. Based upon the assumed initial public offering price of $        per share, the aggregate intrinsic value of options outstanding as of                , 2019 was $        , of which approximately $        related to vested options and approximately $        related to unvested options.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

We follow the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. In connection with the audit of our 2016 and 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls due to a lack of controls in the financial reporting process, including accounting for accruals and non-recurring or complex transactions. The material weaknesses identified resulted from a lack of internal controls over the financial reporting process, including accounting for cut-off and accruals, as well as ineffective internal controls over the accounting for and disclosure of technical accounting matters. Specifically, we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements. Beginning in the fourth quarter of 2018, we have taken steps designed to address the material weakness and we continue to implement our remediation plan, which includes the hiring of additional personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we have engaged external advisors to provide financial accounting assistance in the short term and to evaluate and document the design and operating effectiveness of our internal controls and assist with the remediation and implementation of our internal controls as required. We are evaluating the longer-term resource needs of our various financial functions. See the section titled “Risk Factors–We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.”

BUSINESS

Overview

We are a clinical-stage biotechnology company focused on developing a broad pipeline of novel biologic therapeutic candidates. We combine a deep understanding of target biology with innovative protein engineering, proprietary discovery technologies, and an integrative approach to research and development to design highly differentiated therapeutic candidates. Central to these efforts is our proprietary single domain antibody, or sdAb, platform. Our culture empowers data-driven decision making with the aim of eliminating candidate-selection bias in discovery and development. Initially, we are pursuing therapeutic candidates directed to validated targets, where we believe our protein engineering technologies can overcome prior therapeutic limitations. We currently have three oncology programs in human clinical trials as well as a rare disease program for which we expect to initiate a clinical trial in the first half of 2019. We also have multiple preclinical programs for which we expect to submit three Investigational New Drug applications, or INDs, to the United States Food and Drug Administration, or FDA, in 2019. We retain worldwide rights to all of our programs, except INBRX-103, for which worldwide rights have been licensed to Celgene Corporation, or Celgene, and certain other therapeutic candidates for which we licensed limited commercial and development rights in certain Asian regions to key collaborators.

We utilize diverse methods of protein engineering to address the specific requirements of complex target and disease biology. We believe our sdAb platform can enable the development of therapeutic candidates with unique mechanisms of action and attributes superior to current monoclonal antibody, or mAb, and fusion protein approaches. sdAbs are small proteins derived from heavy-chain only antibodies naturally produced be the camelid family of animals, which includes camels, alpacas and llamas. sdAbs are highly modular and can be combined to create therapeutic candidates with defined valencies and multiple specificities, enabling enhanced cell signaling and conditional activation. Valency refers to the number of identical antigens bound be a given antibody, and multiple specificities refers to the process of engaging more than one distinct antigen. Importantly, our sdAb-based therapeutic candidates are manufactured by established processes used to produce therapeutic proteins.

Our Pipeline

We have developed a broad and diverse therapeutic candidate pipeline, as shown below.

*	Third party partnerships with Chinese biotechnology companies currently in place for development and commercialization in China, Hong Kong, Macau and/or Taiwan.
+	Global rights for this therapeutic candidate have been licensed to Celgene.

INBRX-109

INBRX-109 is a multivalent agonist of death receptor 5, or DR5, which we developed utilizing our sdAb platform. Agonism, or clustering, of DR5 receptors initiates a signaling pathway within the cell leading to tumor cell specific apoptosis, or programmed cell death. The process of clustering multiple cell surface receptors in close proximity to one another is essential to induce efficient signaling within a cell. Previously explored approaches using conventional mAbs or a recombinant tumor necrosis factor-related apoptosis-inducing ligand, or TRAIL, to target DR5 showed limited clinical efficacy, which we believe was due to an inability to effectively cluster multiple receptors together. To enhance clustering, a tetravalent DR5 agonist, TAS266, was developed by a third party and showed more potency in multiple preclinical models. Despite promising preclinical data, TAS266 caused dose-limiting toxicities were observed, which may have resulted from pre-existing anti-drug antibodies to TAS266. To overcome the limitations of ineffective clustering, we designed INBRX-109 as a tetravalent DR5 agonist capable of binding and clustering exactly four receptors per molecule. Additionally, INBRX-109 was designed to avoid recognition by pre-existing anti-sdAb antibodies commonly present in humans. In preclinical testing, DR5 signaling activated programmed cell death has been observed to be directly proportionally to the number of DR5 molecules clustered. We believe INBRX-109 has the potential to show clinical activity across multiple tumor types, including difficult-to-treat gastrointestinal tumors and mesothelioma. In addition, we believe INBRX-109 has the potential to act as both a single agent and in combination with apoptotic pathway modulators or chemotherapy. INBRX-109 is currently being investigated in a Phase 1 clinical trial in patients with solid tumors including sarcomas. We expect to announce initial results from the dose escalation portion of this trial in the middle of 2020.

INBRX-105

INBRX-105 is both an antagonist of programmed death ligand 1, or PD-L1, and a conditional agonist of 4-1BB that we developed with our sdAb platform. The approval of checkpoint inhibitors that block the interaction between programmed cell death protein 1, or PD-1, and PD-L1 has caused a paradigm shift in oncology treatment due to their substantial response rates and overall survival benefit across numerous cancers. These therapeutics, however, achieve a lasting benefit only for a minority of patients and therefore additional therapeutic candidates have been tested clinically with the goal of further activating tumor reactive T-cells. These additional therapeutic candidates include agonist antibodies targeting 4-1BB. 4-1BB is a receptor belonging to the tumor necrosis factor receptor superfamily, or TNFRSF, that has been shown to provide co-stimulatory function to T-cells. While a 4-1BB agonist has shown clinical promise, systemic activation of 4-1BB led to toxicities that ultimately restricted the dose level administered and, in turn, limited efficacy. To overcome these limitations, we designed INBRX-105 to block PD-1 binding and to conditionally agonize 4-1BB only in the presence of PD-L1, which is typically only found in the tumor microenvironment and associated lymphoid tissues. We believe this unique mechanism of action has the potential to enhance the anti-tumor response and limit systemic toxicity. INBRX-105 has exhibited promising T-cell co-stimulatory activity in our preclinical studies through activation of antigen specific T-cells to levels in excess of those achieved with a combination of separate PD-L1 and 4-1BB targeting agents. We believe INBRX-105 has the potential to treat patients with PD-L1 expressing tumors, including those refractory to or relapsed from approved checkpoint inhibitor therapies. The IND for INBRX-105 became effective in October 2018 and we initiated a Phase 1 clinical trial in early 2019. We expect to announce initial results from the dose escalation part of this trial in the second half of 2020.

INBRX-101

INBRX-101 is an Fc-fusion protein-based therapeutic candidate comprising a modified recombinant version of human alpha-1 antitrypsin, or AAT, that we are developing for the treatment of patients with alpha-1 antitrypsin deficiency, or AATD. AATD is a genetically defined rare respiratory disease characterized by progressive destruction of lung tissue that has an FDA approved diagnostic. According to the Alpha-1 Foundation, this disease affects roughly 100,000 people in the United States and approximately the same number of people in Europe. The current standard of care for patients with AATD has been unchanged for decades and relies on weekly infusions of plasma derived AAT, or pdAAT, therapeutics. There are currently approximately 10,000 AATD patients worldwide receiving plasma-derived augmentation therapies, translating into an estimated worldwide market of $1.2 billion in 2016 that is expected to grow to $2.9 billion by 2025. AAT has proven difficult to develop recombinantly, often displaying loss of activity and experiencing accelerated degradation. INBRX-101 is designed to offer superior clinical activity to pdAAT by providing sustained enhanced plasma concentration with a less frequent, monthly dosing regimen. The IND for INBRX-101 became effective in November 2018, and we expect to initiate a Phase 1 dose escalation clinical trial in the first half of 2019. We expect to announce initial results from this trial in the first half of 2020.

INBRX-103

INBRX-103 is a mAb that targets cluster of differentiation 47, or CD47, which blocks a tumor protective pathway. CD47 is co-opted by many tumor types to protect tumor cells from being engulfed by macrophages. Despite promising activity, anti-CD47 antibody therapeutics are known to cause anemia and infusion site reactions. To our knowledge, INBRX-103 was the first anti-CD47 antibody observed preclinically to block the interaction of CD47 and signal regulatory protein alpha, or SIRPa, without causing agglutination, or clumping, of red blood cells. In preclinical studies, administration of INBRX-103 was not associated with red blood cell or platelet depletion and exhibited a favorable toxicity profile in primates. We believe this lack of red blood cell agglutination could result in a differentiated clinical profile with a lower probability for anemia and infusion site reactions. We believe this program has broad therapeutic potential in combination with tumor-targeting antibodies that can engage activating Fc receptors. We licensed worldwide development and commercialization rights to INBRX-103 to Celgene, which refers to the therapeutic candidate as CC-90002, in 2013, and Celgene is currently conducting a Phase 1 clinical trial of this therapeutic candidate in combination with rituximab.

Preclinical Programs

We are also developing a portfolio of preclinical therapeutic candidates leveraging our sdAb platform and expect to submit INDs to the FDA with respect to at least three additional therapeutic candidates in the second half of 2019. We have the full rights to develop and commercialize our preclinical pipeline and platform in all major markets, with the exception of third-party partnerships in place for the development and commercialization of INBRX-106, our OX40 agonist therapeutic candidate, in China, Hong Kong, Macau and Taiwan.

Our Leadership Team and Investors

We have carefully assembled a team with deep scientific and clinical experience in discovering and developing protein therapeutics. Our in-house capabilities span the disciplines of discovery, protein engineering, cell biology, translational research, chemistry, manufacturing and controls, or CMC, and clinical development. Members of our team bring experience from multiple organizations including Genentech, Inc., Gilead Sciences, Inc., Merck & Co. and Novartis AG. Our board of directors is comprised of individuals with proven business and scientific accomplishments and significant operating knowledge of our company.

We have raised capital through equity and debt financings and licensing and collaboration arrangements, including our CD47 mAb licensing arrangement with Celgene. We have also secured sources of funding through non-dilutive grants from Combating Antibiotic Resistant Bacteria Accelerator, or CARB-X, the National Institute of Allergy and Infectious Diseases, or NIAID, National Institutes of Health and the Department of Defense. Our investors include RA Capital Healthcare Fund, L.P., Lilly Asia Ventures, ArrowMark Partners, WuXi Biologics Healthcare Venture and Alexandria Venture Investments, among others.

Our Strategy

At Inhibrx, our mission is to discover and develop effective biologic treatments for people with life-threatening conditions and to evolve Inhibrx into a commercial-stage biotechnology company with a differentiated and sustainable product portfolio by focusing on the following:

Rapidly advancing and optimizing the clinical development of our lead programs.

We have built an experienced translational research, CMC and clinical development team to streamline the advancement of our lead therapeutic candidates both internally and by leveraging external relationships. To augment our U.S.-centric clinical strategy for our oncology therapeutic candidates, we have formed collaborations in China designed to provide access to patient populations for clinical trials not readily available in the United States, including treatment-naïve patients, and to facilitate rapid patient enrollment with the goal of generating more robust early clinical data. We believe this harmonized clinical strategy may allow us to accelerate our development timelines.

Applying our sdAb platform and other protein technologies to create differentiated therapeutics in multiple disease areas.

We have developed an sdAb platform and other protein technologies that we believe can be applied to meet the specific challenges of complex target biology. Our current pipeline is focused on oncology, orphan diseases and infectious diseases. We plan to expand to additional therapeutic areas where we believe we can create solutions to address challenges of both validated and novel targets and generate differentiated therapeutics.

Continuing our culture of innovation, execution and efficiency.

Over the last nine years we have carefully built an innovative culture that encourages scientific risk-taking within the bounds of our data-driven philosophy. This enables our research and development team to discover numerous promising preclinical candidates cost effectively, from which we select what we believe are highly differentiated programs for clinical development. We also utilize licensing of non-core assets and restricted geographic rights as well as grants to reduce the capital required from investors.

Scaling our capabilities to support the commercialization of our pipeline.

When appropriate, we intend to develop the commercial infrastructure required for bringing any approved products to patients in the United States and plan to evaluate options for delivering any approved products to patients in other key markets, such as Europe, Japan, and China, which may include strategic partnering, to maximize commercial opportunities.

Background

Our Approach

Inhibrx combines a deep understanding of target biology with innovative protein engineering, proprietary discovery technologies, and an integrative approach to research and development to design highly differentiated therapeutic candidates with unique mechanisms of action. We have grown our company with a science-first culture and have built a collaborative research, CMC and clinical development team empowered to investigate and select therapeutic programs based on patient need and promising data.

Since our inception, we have developed and refined our suite of protein engineering capabilities. We initially focused our scientific expertise towards developing monoclonal antibodies and fusion proteins with unique properties. While these efforts successfully led to the discovery of INBRX-101 and INBRX-103, other desirable targets required novel therapeutic formats to address their complex biology. This led us to develop our sdAb platform, which we believe may lead to the development of therapeutic candidates that provide significant clinical benefits.

Conventional Antibodies and Their Limitations

Antibodies are multifunctional, Y-shaped proteins containing two identical antigen binding regions and constant domains. The arms of an antibody are symmetrical and contain the antigen binding regions (also referred to as the variable fragment, or Fv), which are each made up of a heavy, or VH, and light, or VL, domain allowing specific binding to target antigens. The constant domains serve to hold together the VH and VL domains. The Fc portion of the heavy-chain constant domain extends the half-life of the antibody in circulation and has the potential to modulate the function of immune cells through interaction with various Fc receptors, which are found on the surface of cells and interact with components of the immune system.

We believe that antibody Fv domains are not optimal building blocks for multispecific and multivalent therapeutics due to the extensive protein engineering required to ensure the correct pairing of the appropriate VH and VL domains to construct Fvs that are able to bind to antigens, as shown in the image below.

One common approach used to achieve correct pairing is the production of single chain variable fragments, or scFvs, which are generated by combining the VH and VL domain antigen binding domains using a flexible linker. The linker is required to stabilize the weak association of the VH and VL domains. Despite the addition of this linker, VH or VL sequences with a scFv have the propensity to errantly pair with a neighboring scFv. This can lead to disruption of proper Fv formation and/or aggregation, which can be exacerbated in constructs that contain multiple scFvs. Therefore, the formatting options for therapeutic constructs utilizing scFvs is often limited, requiring significant up-front optimization, which restricts broad applicability.

To address these limitations, we have developed our sdAb platform to enable the streamlined production of protein formats with multiple antigen specificities. sdAbs are conceptually similar to the VH domain of a conventional antibody but do not contain a VL domain, as shown in the image below, and are therefore denoted as heavy-chain only antibodies. The sdAb maintains target binding specificity with affinities that are comparable to conventional antibodies. Modular in nature, they can be linked to a constant domain to capture the half-life extending and immune cell modulating functions of an antibody. In addition, an sdAb is half the molecular weight of an scFv. We believe that the small size of sdAbs, along with their stable nature and simple structure, make them ideal building blocks to construct novel biologics with multiple specificities and functions.

Overview of Our sdAb Platform Technology

sdAbs provide a small, simple, modular target binding domain that can be combined in a variety of ways to meet specific needs of unique biological targets. Our sdAb-based therapeutic candidates have been designed to interface with the biology of each target antigen, and can be readily manufactured at high yields with established processes. We have created various multivalent and multispecific therapeutic formats that are each designed to achieve unique functions, including the ability to:

•	effectively cluster receptors with precisely defined valency;

•	simultaneously engage multiple antigens or epitopes;

•	combine synergistic functions in a single molecule; and

•	restrict therapeutic activity to the tumor microenvironment or other biologically distinct tissue.

sdAbs are derived from heavy-chain only antibodies that are naturally produced by animals in the camelid family, which includes camels, alpacas and llamas. Unlike the antibody systems of other mammals, a subset of the camelid antibody repertoire is composed of heavy-chain only antibodies that can be miniaturized into sdAbs. Camelid derived sdAbs can be humanized to contain sequences with high similarity to human germline derived antibodies, similar to the humanization process applied to the development of mouse derived antibodies.

While the benefits of sdAb proteins are well documented, the presence of pre-existing anti-drug antibodies in human serum may limit the broad use of these agents as therapeutics. We have developed a series of proprietary modifications to our humanized sdAb scaffold that are designed to eliminate recognition by these pre-existing anti-drug antibodies. We believe this improvement, combined with our structural knowledge and curated sequence data from tens of thousands of sdAbs generated through camelid immunization, could result in sdAb-based therapeutics that retain optimal biophysical properties suitable for production with established antibody manufacturing processes.

Overview of Multivalent Constitutive Agonists

Often cell surface receptors require clustering to induce activation and effect downstream signaling. Receptors that require clustering are inherently difficult targets for conventional bivalent therapeutic antibodies, which are limited to interaction with no more than two receptors per molecule. In preclinical studies, we and third parties have observed that increased valency enhances receptor clustering and achieves the desired agonism of a target. We believe our ability to build multivalent therapeutic candidates will increase the potential to achieve clinical benefit by targeting these clustering-dependent receptors. Using our sdAb platform, we have developed higher order, multivalent antibodies that target TNFRSF agonists, as described below, that contain four (tetravalent) or six (hexavalent) antigen binding domains.

INBRX-109

INBRX-109 is a tetravalent sdAb-based therapeutic candidate targeting DR5, which, when activated, is designed to induce tumor specific programmed cell death. INBRX-109 is our most clinically-advanced multivalent constitutive agonist therapeutic candidate.

Background on DR5

Apoptosis is a critical process for maintaining healthy tissue homeostasis, but this process is frequently altered in cancer patients leading to the accumulation of malignant cells. Apoptotic signaling pathways are tightly regulated by the balance of pro- and anti-apoptotic factors, and their therapeutic modulation has the potential to be exploited for the treatment of cancer. Targeting anti-apoptotic proteins has been a clinically successful strategy. For example venetoclax, an inhibitor of B-cell lymphoma 2, or Bcl-2, was approved by the FDA for the treatment of chronic lymphocytic leukemia in 2016.

Alternatively, we believe therapeutically targeting pro-apoptotic proteins such as DR5, a TNFRSF member, also known as TRAIL receptor 2, is a promising oncology treatment strategy. DR5 signaling is induced by clustering of multiple receptors, which initiates an apoptotic signaling pathway resulting in cell death. The strength of apoptotic signaling is proportional to the degree of DR5 clustering. Importantly, although DR5 is expressed throughout the body, cancer cells have been shown to be more sensitive to DR5 signaling compared to cells of healthy tissues.

The promise of inducing cancer-specific cell death has led to extensive efforts by pharmaceutical and biotechnology companies to therapeutically exploit the DR5 pathway for the treatment of cancer. These efforts have centered around developing recombinant versions of the DR5 ligand, or TRAIL, and agonistic bivalent DR5 antibodies. Despite demonstrated clinical safety as single agents and in combination with chemotherapies, these first generation DR5 agonists failed to meet clinical efficacy endpoints. We believe these failures were caused by insufficient clustering of DR5, which is necessary for activation of this pathway.

To prevent toxicities, agonism must be tightly controlled because hyper-clustering can initiate apoptosis of noncancerous cells. The prospect of improved efficacy through enhanced DR5 clustering led to the development of TAS266, a tetravalent DR5 agonist developed by a third party and comprised of four DR5 binding sdAbs. This therapeutic candidate showed significantly more potency as compared to the previous generations of DR5 agonists. TAS266 was evaluated preclinically in over 600 human cancer cell lines and demonstrated the greatest activity for mesothelioma, gastric cancer, colorectal cancer, pancreatic cancer and non-small cell lung cancer. Despite this promising preclinical data, human clinical data indicated that TAS266 caused dose-limiting liver toxicity, or hepatotoxicity. Subsequent analysis suggested the hepatotoxicity may have resulted from pre-existing anti-drug antibodies to TAS266, greatly enhancing effective valency and leading to the hyper-clustering of DR5 and apoptosis of liver cells.

Our Solution – INBRX-109

INBRX-109 is a tetravalent agonist of DR5 that we designed with our sdAb platform to drive cancer-specific programmed cell death. We believe INBRX-109 has the potential to overcome the limitations of previous DR5 agonists by utilizing higher valency to mediate anti-tumor activity, while limiting toxicity. INBRX-109 is comprised of four DR5 targeted sdAbs fused to an Fc region that has been modified to prevent Fc receptor interactions. Preclinically, we have observed that INBRX-109 has the ability to potently agonize DR5 through efficient receptor clustering, causing cancer cell death without affecting human liver cells, or hepatocytes. Based upon the observation that TAS266 induced hepatotoxicity in a Phase 1 clinical trial, hepatocytes appear to be a particularly sensitive non-cancerous cell type. We have engineered INBRX-109 with our proprietary sdAb modifications to reduce recognition by pre-existing anti-drug antibodies in humans, which we believe lessens the potential for hyper-clustering and associated toxicities.

We measured the ability of INBRX-109 to kill cancer cells at various antibody concentrations, and compared INBRX-109 to other DR5 binding test articles including a bivalent DR5 antibody, a trivalent TRAIL protein, and a tetravalent analog of TAS266 that we generated based on publicly available information. The figure below shows the viability of the cancer cell line Colo-205 on the vertical Y-axis, and a range of test article concentration on the horizontal X-axis in nanomolar, or nM, units. This assay was used to measure whether these test articles kill cancer cells by reducing the viability from approximately 100% down toward 0%, and also to measure the minimal concentration of test article needed to kill these cancer cells. We observed that only test articles that bound three or more DR5 molecules killed this cancer cell line, while the bivalent conventional antibody did not have any effect. Additionally, we found that the tetravalent DR5 test articles INBRX-109 and TAS266 analog had comparable activity to each other and killed Colo-205 cells at concentrations over 100 times lower than trivalent TRAIL. Our preclinical data indicates INBRX-109 may be substantially more potent than recombinant TRAIL or conventional DR5 antibodies previously studied in clinical trials.

Impact of Valency on DR5 Induced Tumor Cell Death

The anti-tumor activity of INBRX-109 was further assessed in multiple in vivo xenograft models using primary patient-derived tumors or cancer cell lines. In these models, immunodeficient mice were engrafted with either human primary tumor cells or the tumor cell line Colo-205, which grows as a measurable tumor in mice, modeling human cancer progression. These tumor bearing mice were treated with different doses of INBRX-109 when their tumors reached an average size of about 300 mm3. As shown in the image below, we observed that tumor volume was reduced in mice treated with INBRX-109 at doses as low as 0.1mg/kg, administered intravenously for three weeks, as compared to vehicle-treated mice.

Colo-205 Dose Response

We also observed preclinical activity of INBRX-109 in other models of human cancers including mesothelioma, gastric cancer, colorectal cancer, pancreatic cancer, and non-small cell lung cancer. These indications represent some of the most aggressive and prevalent diseases and many of these cancer subtypes do not respond well to currently approved immunotherapies and represent a significant unmet need.

INBRX-109 incorporates our proprietary modifications to the sdAb scaffold that are designed to reduce recognition by pre-existing anti-drug antibodies. Anti-drug antibody recognition likely resulted in toxicity issues for TAS266. To model potential toxicity for INBRX-109 as compared to TAS266, we developed an in vitro human hepatocyte assay. Shown below as percentage viability, in this assay, an analog of TAS266 caused the death of human hepatocytes in the presence of intravenous immunoglobulin, or IVIG, while meaningful hepatocyte death with INBRX-109 was not observed. IVIG, which is pooled from human donors, contains pre-existing anti-drug antibodies to sdAbs and is therefore useful in modeling toxicity.

Human Hepatocyte Toxicity Assay

Additionally, we observed that INBRX-109 did not induce toxicities in cynomolgus monkeys after up to five weekly INBRX-109 administrations of doses up to 100 mg/kg. We believe the preclinical data, including in vitro and in vivo anti-tumor activity and lack of observed in vitro hepatocyte toxicity strongly support the clinical investigation of INBRX-109 as a potential DR5 agonist.

Clinical Development Plans

INBRX-109 is currently being investigated in a Phase 1 clinical trial in the United States in patients with solid tumors pursuant to an IND became effective in August 2018. This trial is an open-label, dose escalation trial in patients with locally advanced or metastatic solid tumors, including sarcomas, whose disease has progressed despite standard therapy or for whom no standard therapy exists. We plan to investigate INBRX-109 in expansion cohorts in each of pleural mesothelioma, gastric cancer and colorectal cancer and we anticipate initiating these expansion cohorts in the first half of 2019. We expect the trial to be conducted in up to 10 clinical sites and enroll approximately 80 patients. Initial results from the dose escalation portion of this trial are expected in the middle of 2020.

Primary endpoints of the trial are safety and tolerability, and the determination of the maximum tolerated dose and recommended Phase 2 dose. Secondary endpoints are serum exposure and immunogenicity, as measured by frequency of anti-drug antibodies. Exploratory endpoints include clinical anti-tumor efficacy, based on response rate, disease control rate, duration of response, median progression-free survival and overall survival, as well as evaluation of potential predictive diagnostic and pharmaco-dynamic biomarkers.

Subsequent to the Phase 1 trial we are planning to investigate INBRX-109 as monotherapy and potentially in combination with chemotherapies, Bcl-2 inhibitors or antagonists of the class of proteins known as Inhibitors of Apoptosis Proteins in selected solid tumors and hematologic malignancies.

Overview of Conditional Agonists

Our pipeline includes conditional agonist therapeutic candidates designed to restrict functional activity to the specific site where a given antigen is expressed; for example, restricting the co-stimulation of T-cells to the tumor microenvironment. By agonizing receptors that function to promote an anti-tumor immune response in a manner that is dependent on a tumor-biased target, conditional agonists have the potential to induce anti-tumor activity without generating systemic toxicities. Our sdAb platform allows for careful selection of the affinity and valency of targeting domains, which we believe may provide optimal biologic activity and systemic exposure, potentially achieving a superior therapeutic index.

INBRX-105

INBRX-105 is a multispecific PD-L1 antagonist and conditional 4-1BB agonist that we developed with our sdAb platform. INBRX-105 is our most clinically-advanced conditional agonist therapeutic candidate.

Background on Immunotherapy

A notable recent success in cancer is the approval of checkpoint inhibitor immunotherapies as therapeutic agents. Immune checkpoints are key mechanisms that fine tune and control the body’s immune response. In the cancer setting, tumors have developed strategies for hijacking these checkpoints, preventing an immune response to the cancer and allowing the tumor cells to proliferate unchecked. Checkpoint inhibitor immunotherapies were developed to overcome this phenomenon by relieving immune cell inhibition, resulting in a potentially long-lasting amplification of the anti-tumor immune response. Therapies against checkpoint proteins, such as PD-1 and PD-L1, produced impressive results in clinical development, resulting in regulatory approvals in a number of malignancies. Worldwide sales for therapies targeting PD-1 and PD-L1 are estimated to reach $21 billion in 2019 and to exceed $44 billion by 2024.

Despite unprecedented clinical response rates, the majority of patients fail to respond to therapies targeting PD-1 and PD-L1. We believe this is in part because T-cells require co-stimulation for full functionality. Thus, checkpoint inhibition alone is likely insufficient to fully enable the immune system to attack a tumor, and we believe further benefit could be derived by the addition of immune co-stimulatory agents.

We believe a promising co-stimulatory receptor is 4-1BB, also known as TNFRSF9 or cluster of differentiation 137, which has been identified on T-cells isolated from primary tumors. 4-1BB is a member of the TNFRSF and is expressed on recently activated T-cells, but is largely absent from circulating T-cells under normal conditions. Agonistic 4-1BB antibodies have exhibited anti-tumor activity in mouse models of cancer, especially in combination with other immunomodulatory or tumor targeted therapeutics. These observations motivated the clinical advancement of antibodies designed to agonize 4-1BB and co-stimulate tumor reactive T-cells. Most recently, urelumab, a 4-1BB agonist, showed initial signs of single agent therapeutic efficacy, but clinical investigation was halted due to dose-limiting liver toxicities. The resulting data suggest there is potential for 4-1BB agonists to exert anti-cancer function, but also suggest a potential significant safety advantage for therapeutics able to achieve 4-1BB activation only in the tumor microenvironment. This is the balance we aim to strike with our PD-L1 by 4-1BB therapeutic candidate, INBRX-105.

Our Solution – INBRX-105

INBRX-105 is a tetravalent sdAb-based therapeutic candidate that is designed to concurrently inhibit the interaction of PD-L1 with PD-1 and agonize 4-1BB only in the presence of PD-L1, which is typically only found in the tumor microenvironment and associated lymphoid tissues. INBRX-105 is composed of four sdAbs: two targeting PD-L1 and two targeting 4-1BB. We believe the unique format of INBRX-105 can provide PD-L1/PD-1 inhibition while simultaneously and selectively activating 4-1BB only within the tumor, based on its ability to switch the binding partner of PD-L1 from its natural partner, PD-1, to 4-1BB, and to thereby convert the PD-L1-mediated immune-suppressive signal into an immune-stimulatory response. Based on the enrichment of PD-L1 expression in the tumor microenvironment, we believe INBRX-105 has the potential to selectively activate 4-1BB in the tumor while remaining inactive in the periphery, thus overcoming the toxicity issues that have limited prior 4-1BB agonists. The image below illustrates INBRX-105’s unique structure.

INBRX-105 acts to block the interaction of PD-L1 with PD-1. We have tested this ability directly in various preclinical studies. The figure below depicts the results of one such study in which an artificial antigen presenting cell displaying PD-L1 and a T-cell receptor, or TCR, agonist on the surface was mixed with a TCR reporter cell that displays PD-1 and a TCR on the surface. If the PD-1/PD-L1 interaction is blocked then the reporter cell expresses luciferase, an enzyme that produces luminescence, which is measured by relative luminescence units, or RLU, as shown on the vertical Y-axis. As shown below, when compared to the FDA approved PD-L1 antibody atezolizumab (Tecentriq) and the FDA approved PD-1 antibody pembrolizumab (Keytruda), INBRX-105 demonstrated a similar PD-1/PD-L1 blocking capability to these therapeutics.

Cell Based Reversal PD-1/PD-L1 Suppression

A second critical component of the function of INBRX-105 is its ability to mediate conditional 4-1BB agonism when bound to PD-L1. In this regard, INBRX-105 is not a constitutive 4-1BB agonist, meaning that in the absence of co-engagement with PD-L1, this therapeutic candidate would not be expected to mediate 4-1BB signaling. It is this functionality of INBRX-105 that we believe differentiates it from approved PD-1 and PD-L1 blocking agents and 4-1BB agonists under development.

We tested INBRX-105 in a variety of in vitro assays to evaluate its ability to mediate PD-L1-dependent 4-1BB agonism. The figure below shows the results of a study in which reporter cells expressing 4-1BB on the surface were mixed with other cells that either expressed PD-L1 on their surface or other cells that do not. Clustering of 4-1BB receptors drives signaling in the reporter cell and drives luciferase expression that is read as relative luminescence units as shown on the vertical Y-axis. We observed that INBRX-105 activated 4-1BB signaling only in the presence of PD-L1 expressing cells, while INBRX-105 had no effect on 4-1BB signaling in the presence of cells lacking PD-L1.

To assess the ability of INBRX-105 to modulate TCR-driven T-cell responses, we conducted various in vitro assays using primary human immune cells. Activated T-cells secrete interferon gamma, or IFNg, when they are activated through TCR clustering, and this effect is enhanced when co-stimulatory receptors such as 4-1BB are activated. One of these assays, an allogeneic mixed lymphocyte reaction, is commonly used to evaluate the propensity of immunomodulatory agents to provide T-cell co-stimulation. We observed that INBRX-105 elicited superior T-cell activation, as evidenced by an increase of IFNg production shown on the vertical Y-axis in the figure below, when compared to Keytruda, Tecentriq and the combination of these therapeutics with an analog of the 4-1BB antibody, utomilumab. Based on these findings, we believe INBRX-105’s dual mechanisms of action of PD-L1 checkpoint inhibition as well as conditional 4-1BB co-stimulation has the potential to drive more potent anti-tumor T-cell responses than the combination of PD-1/PD-L1 inhibition with a 4-1BB agonist.

Syngeneic tumor models are a commonly used tool to investigate the anti-tumor activity of immunomodulatory agents. However, INBRX-105 does not interact with mouse PD-L1 or 4-1BB. Therefore, in order to investigate the potential to mediate anti-tumor immunity preclinically, we developed an analog of INBRX-105, mu105, with the same therapeutic format comprised of sdAbs that bind the mouse antigens with similar affinities to those of INBRX-105 relative to the human target proteins. We tested mu105 in numerous syngeneic tumor models and observed robust single agent anti-tumor activity as indicated by increased mouse survival on the vertical Y-axis. The images below show the findings from our B16-F10 melanoma and MC38 colorectal tumor models. Many mu105 treated mice demonstrated tumor shrinkage and complete regression, leading to 50% survival in the B16-F10 model and 80% survival in the MC38 model at day 40. It is generally accepted that PD-1/PD-L1 blocking agents display minimal anti-tumor activity in B16-F10 models. We believe the potent single agent activity of mu105 in challenging tumor models such as B16-F10 suggests that INBRX-105 may also have strong single agent activity in human cancer patients.

B16-F10: Survival	MC38: Survival

To determine whether INBRX-105 might induce cytokine related toxicities in human subjects, blood from normal human donors was incubated with INBRX-105 and assessed for the production of multiple cytokines. In all samples treated with INBRX-105 at concentrations representative of our expected maximum clinical exposure, no significant production of cytokines was observed. Similarly, no immune-related adverse events were observed in cynomolgus monkey toxicology studies.

Clinical Development Plans

We initiated a Phase 1 clinical trial in the United States in early 2019 pursuant to an IND that became effective in October 2018. We expect to report initial results from the dose escalation portion of this trial in the second half of 2020. This trial will be an open-label, two-part trial in patients with locally advanced or metastatic solid tumors, including Hodgkin or non-Hodgkin lymphoma, followed by an expansion cohort in each of non-small cell lung cancer and melanoma, as well as a PD-L1 basket cohort of head and neck squamous cell carcinoma, gastric or gastro-esophageal junction adenocarcinoma, renal cell carcinoma, and urothelial (transitional) cell carcinoma. Patients in the expansion cohorts will have to be positive for PD-L1 expression, as determined by immunohistochemistry, to qualify for enrollment. We expect the trial will be conducted in 10 clinical sites in the United States and enroll approximately 100 patients. We anticipate initiating the expansion cohorts for this trial in the middle of 2020.

Primary endpoints of the trial are safety and tolerability, and the determination of the maximum tolerated dose and recommended Phase 2 dose. Secondary endpoints are serum exposure and immunogenicity, as measured by frequency of anti-drug antibodies. Exploratory endpoints include clinical anti-tumor efficacy per Response Evaluation Criteria in Solid Tumors, or RECIST, version 1.1 and immune RECIST or the International Working Group consensus response evaluation criteria in lymphoma based on response rate, disease control rate, duration of response, median progression-free survival and overall survival, as well as evaluation of potential predictive diagnostic and pharmaco-dynamic biomarkers.

We are pursuing a global clinical development strategy to generate an early comprehensive clinical data set. This data set will include patients in the United States that are PD-L1 positive and refractory or relapsed to commercially available anti-PD-1/PD-L1 checkpoint inhibitor therapeutics, and patients in China that were not previously treated with anti-PD-1/PD-L1 therapies. We will access this second patient population through our strategic partnership with Elpiscience Biopharmaceuticals, Inc., or Elpiscience, who we expect will execute the clinical studies in China, Hong Kong, Macau and Taiwan.

Our Therapeutic Candidates Utilizing Unique Protein Engineering

INBRX-101

INBRX-101 is a recombinant human AAT-Fc fusion protein therapeutic candidate that we are developing for the treatment of patients with AATD. Leveraging our proprietary engineering capabilities, we were able to overcome certain challenges of producing AAT recombinantly, while potentially optimizing its functionality.

Overview of Alpha-1 Antitrypsin Deficiency

AATD is an inherited disease that causes an increased risk of developing pulmonary disease, emphysema, progressive loss of lung tissue and function, and is associated with decreased life expectancy. The pulmonary manifestations of AATD include the entire spectrum of disorders associated with chronic obstructive pulmonary disease. Patients with AATD harbor mutations in the AAT-encoding gene Serpin family A member 1, or SERPINA1, which causes AAT protein misfolding, loss of activity and retention in the liver. AAT is a protease inhibitor that primarily targets human neutrophil elastase, or NE, an enzyme that is released by white blood cells in response to infections and has the capacity to degrade normal tissues, especially in the lung, if not tightly controlled by AAT.

According to the Alpha-1 Foundation, the disease affects roughly 100,000 people in the United States, with a similar number of patients in Europe. Since AATD must be diagnosed using genetic testing and cannot be diagnosed by symptoms or by a medical examination alone, it is believed that many individuals with AATD are likely undiagnosed or misdiagnosed. In April 2017, the FDA allowed for the marketing of direct-to-consumer, or DTC, tests that provide genetic risk information for certain conditions, including AATD. We believe this will allow for earlier diagnosis, which is significant to the advancement of treating patients with AATD.

The approved standard of care for AATD has been augmentation therapy using pdAAT and has not been substantially improved since 1987. Plasma-derived treatments are highly dependent on human donor blood supply, which is costly and can be limited. Due to the short half-life of pdAAT therapeutics, patients require weekly infusions to achieve and maintain serum concentration above the protective threshold, presumed to be 11 µM. However, even with frequent treatments, the AAT serum concentration following treatment remains considerably below the normal range of 20 to 50 µM. There is clinical evidence suggesting that maintenance of higher AAT serum trough levels may better protect against lung function decline. Additionally, there are other significant barriers to treatment for patients with AATD, including under-diagnosis, high cost of chronic augmentation therapy, and difficulties associated with administering intravenous infusions on a weekly basis. There are currently approximately 10,000 AATD patients worldwide receiving plasma-derived augmentation therapies translating into an estimated worldwide market of $1.2 billion in 2016 that is expected to grow to $2.9 billion by 2025.

Our Solution – INBRX-101

INBRX-101 is a recombinant AAT protein that is comprised of two human AAT molecules covalently linked to the Fc region of human immunoglobulin G4. AAT has proven difficult to develop recombinantly, often displaying loss of activity and experiencing accelerated degradation. We believe our novel approach has overcome these challenges. Fusion of AAT to the Fc region allows for production using a standard antibody expression system, which, when combined with our proprietary AAT-function preserving purification process, generates substantial yields of active recombinant AAT protein. In preclinical studies, we have observed the Fc region to significantly improve pharmacokinetic properties for INBRX-101 as compared to pdAAT therapeutics. This extended exposure supports the potential for monthly dosing, which we believe may significantly improve patient quality of life.

In addition to potentially providing a therapy that may achieve more effective AAT serum concentrations with fewer administrations, our preclinical studies have shown INBRX-101 may be superior to pdAAT therapeutics across several parameters. INBRX-101 is optimized to maximize the functional activity of AAT, particularly in the lung. Our preclinical data in mice that are transgenic for the human neonatal Fc receptor, or hFcRn, a protein that is critical for maintaining an extended serum half-life of Fc containing proteins and also has the ability to transfer Fc containing proteins from the blood into the lung, suggests that the addition of an Fc-domain to INBRX-101 may facilitate more efficient transport into the lung compared to pdAAT therapeutics. Furthermore, it is known that AAT is inactivated by oxidation, which can occur from the oxidative burst of neutrophils or inhalation of pollutants. Therefore, we designed INBRX-101 with amino acid changes in the AAT sequence to mitigate oxidation-induced inactivation, with the intention of preventing loss of activity at the desired site of action.

The primary mechanism of action of INBRX-101 is to inhibit NE. In a preclinical assay, we measured the ability of INBRX-101 to inhibit NE by comparing INBRX-101 to the FDA-approved pdAAT, Prolastin-C, in the presence of NE and a substrate that becomes florescent when it is cleaved by NE. The vertical Y-axis shows the activity of NE as the rate of relative fluorescence units over time (RFU/sec), while the X-axis shows the concentration of either INBRX-101 or Prolastin-C. The figure below shows that as the concentration of INBRX-101 or Prolastin-C increases, the RFU/sec decreases indicating that NE is being inhibited by both test articles with equivalent potency.

The primary pathology of AATD is lung density decline due to NE degradation of elastin in the lung. Therefore it is critical that INBRX-101 get to the physiological site where NE is degrading elastin, which is inside the lung. We performed a lung drug distribution study to measure the concentration of INBRX-101 and Prolastin-C in mice expressing human FcRn treated with either test article. The figure below shows the concentration of both INBRX-101 and Prolastin-C in the broncheoalveolar lavage fluid, or BALF (fluid in the lungs), of hFcRn transgenic mice 48 hours after intravenous treatment, with each circle representing an individually dosed animal. We observed that INBRX-101 had superior distribution into the lung as compared to Prolastin-C. Based on these results, we believe INBRX-101 may provide superior protection against NE-mediated lung damage in patients with AATD.

Clinical Development Plans

Our IND for INBRX-101 became effective in November 2018 and we expect to initiate a Phase 1 clinical trial in the first half of 2019. This open-label, two-part, dose escalating trial will start with single ascending dose administrations followed by multiple ascending dose administrations of INBRX-101 with three repeat doses of up to 120 mg/kg, administered to patients diagnosed with AATD who are either treatment naïve or previously treated with pdAAT therapeutics. We expect the trial to be conducted in 10 clinical sites in the United States and the United Kingdom and enroll approximately 36 patients. Based on preclinical pharmacokinetic data, we have designed the dose escalation trial to administer INBRX-101 by intravenous infusion every three to four weeks with the intent to select a dosage necessary to achieve sustained, near-normal, serum levels of AAT within this dosing interval.

Primary endpoints of the trial are safety and tolerability, and the determination of the maximum tolerated dose and recommended Phase 2 dose. Secondary endpoints are serum exposure and immunogenicity, as measured by frequency of anti-drug antibodies. Exploratory endpoints include NE activity and its biomarkers. In addition, we will measure pharmacokinetic and pharmacodynamic biomarkers in BALF. We expect initial results for this trial to be available in the first half of 2020.

INBRX-103

INBRX-103 is an anti-CD47 mAb therapeutic candidate that we licensed to Celgene.

Overview of CD47

Tumor cells have shown the ability to exploit normal mechanisms of immune system evasion to prevent their eradication by the adaptive and innate immune systems. Macrophages are a first line of defense with the capacity to engulf and dispose of cells that appear foreign or abnormal. Macrophages can then present this acquired foreign material as antigens to activate cells of the adaptive immune system, leading to a coordinated and effective immune response. Normal cells express CD47, an immune checkpoint receptor that binds to SIRPa on macrophages, to inhibit their function. CD47 is co-opted by many tumor types to evade destruction by macrophages and its expression is thereby correlated with poor clinical prognosis. Preclinical and early clinical studies have demonstrated the promise of blocking the CD47/SIRPa interaction for treatment of cancer. To be effective as a therapeutic agent, an antibody must block CD47’s interaction with SIRPa. The bivalent nature of antibodies commonly enables them to bind to their specific antigen on two neighboring cells, which, in the case of CD47, expressed on red blood cells, causes agglutination. This agglutination is a significant toxicity concern and a limitation for certain CD47 antagonists.

Our Solution – INBRX-103

INBRX-103 is a mAb therapeutic candidate designed to antagonize CD47/SIRPa interactions without causing red blood cell agglutination. We believe INBRX-103 may have broad therapeutic potential in combination with tumor targeting effector enabled antibodies, such as rituximab, cetuximab and/or checkpoint inhibitors. We observed that INBRX-103 exhibited superior anti-tumor activity and therapeutic index compared to other anti-CD47 antibodies in preclinical studies. Additionally, we observed that INBRX-103 did not deplete red blood cells or platelets in vivo and exhibited a favorable toxicity profile in primates.

The primary mechanism of action for INBRX-103 is to bind CD47 and to block SIRPa. Flow cytometry is a typical method to measure cell surface binding of antibodies like INBRX-103 or recombinant proteins such as SIRPa-Fc to cell populations one cell at a time. Each cell’s fluorescence is measured, which corresponds to the amount of antibody or protein bound to the cell surface, and is displayed as the median fluorescence intensity, or MFI, as shown below on the vertical Y-axis. The lower left figure shows the binding profile of INBRX-103 to cell surface CD47 at various concentrations. The lower right figure shows the ability of INBRX-103 to block SIRPa at various concentrations.

INBRX-103 Binding	INBRX-103: SIRPa Blocking

As shown in the figure below, INBRX-103 did not cause agglutination of red blood cells in preclinical assays, whereas other CD47 antagonists, CC2C6, an anti-CD47 antibody, and SIRPa-Fc, caused agglutination. Agglutination is evidenced below by the inability of red blood cells to settle in a well and form punctate dots and the appearance of a diffuse haze of cross-linked red blood cells.

RBC Agglutination

Clinical Development Plans

We licensed INBRX-103 to Celgene, and Celgene is currently conducting a Phase 1 clinical trial of this therapeutic candidate in subjects with advanced, refractory solid and hematologic cancers, with an expansion cohort in combination with Rituxan in subjects with CD20-positive non-Hodgkin’s lymphoma. Based on publicly available information, this trial is planned to be conducted in numerous sites in the United States and Europe. The primary endpoints are safety and tolerability, and the determination of the maximum tolerated dose and recommended Phase 2 dose. Secondary endpoints are serum exposure and immunogenicity, as measured by frequency of anti-drug antibodies, and efficacy determined by response rates of each tumor type using RECIST v1.1 and other tumor-appropriate response criteria. More information on our agreement with Celgene can be found in the section titled “—Celgene Agreement” below.

Other sdAb Development Programs

We are developing numerous additional multivalent therapeutic candidates, based on the concept that agonism of cell surface receptors requires higher order clustering, beyond what can be achieved with bivalent antibodies. In addition, we have developed a suite of therapeutic formats that allow conditional agonism of various important immunomodulatory pathways. These therapeutic candidates are designed to enhance therapeutic activity and limit systemic toxicities. Furthermore, we believe our sdAb platform has the ability to address the complexity of targeting cellular pathogens by incorporating multiple complementary functions in a single molecule to maximize therapeutic benefit.

INBRX-106

INBRX-106 is an optimized, sdAb-based hexavalent agonist of OX40 in development for a range of oncology indications. OX40 is a member of the TNFRSF and functions as a T-cell co-stimulatory molecule. In preclinical studies, OX40 signaling has been observed to mediate or enhance anti-tumor immunity. Importantly, like most TNFRSF members, clustering of cell surface OX40 is required to elicit downstream signaling. Bivalent OX40 antibodies are ill suited for receptor clustering and are generally unable to elicit OX40 agonism. In preclinical studies, we have observed that INBRX-106 mediated T-cell co-stimulation and reversed the suppressive activity of regulatory T-cells. We expect to submit an IND to the FDA for INBRX-106 in the second half of 2019 and aim to conduct clinical studies in therapeutic indications such as melanoma, non-small cell lung cancer and other tumor types as a single agent and in combination with anti-PD-1 or anti-PD-L1 blocking therapeutics.

INBRX-110

We are developing a tetravalent sdAb-based Glucocorticoid-induced TNFR-related protein, or GITR, agonist, INBRX-110, for the treatment of various cancers. GITR is another member of the TNFRSF that functions as a T-cell co-stimulatory receptor. In preclinical studies, INBRX-110 was shown to be superior to bivalent antibodies in mediating GITR signaling. In addition, INBRX-110 may promote anti-tumor T-cell responses by reducing the suppressive effect of regulatory T-cells. We expect to submit an IND to the FDA for INBRX-110 in the second half of 2019 and aim to conduct clinical studies in therapeutic indications such as melanoma, non-small cell lung cancer and other tumor types in combination with anti-PD-1 or PD-L1 blocking therapeutics.

INBRX-111

INBRX-111 is a multi-functional antibody that targets Pseudomonas aeruginosa, a drug resistant bacterium capable of causing serious human illness. INBRX-111 was designed to simultaneously block Pseudomonas aeruginosa mediated cytotoxicity and bind to the bacterial surface for phagocytosis, the process by which certain cells called phagocytes ingest or engulf other cells or particles. INBRX-111 exhibits broad strain recognition and potent in vivo activity in preclinical models of Pseudomonas aeruginosa infection. Pseudomonas aeruginosa is denoted as a critical priority by the World Health Organization and a serious threat by the Centers for Disease Control. These infections are most prevalent in people with weakened immune systems and are becoming increasingly difficult to treat due to antibiotic resistance. Based on the potential of our novel approach, we received grants and program support from the NIAID and CARB-X to advance INBRX-111 into clinical development. We expect to submit an IND to the FDA for INBRX-111 in the second half of 2019 and to commence a Phase 1 clinical trial in healthy adult volunteers shortly thereafter.

Celgene Agreement

On July 1, 2013, we entered into a license agreement with Celgene, as amended on November 23, 2018, or the Celgene Agreement, pursuant to which we granted Celgene an exclusive, global license for the development, manufacture and commercialization of INBRX-103. Per the terms of the Celgene Agreement, Celgene is operationally and financially responsible for the development, manufacturing and commercialization activities of INBRX-103 and any additional related antibodies covered by the Celgene Agreement.

As payment for the license granted in the Celgene Agreement, we may be eligible to receive development and regulatory milestones, assuming the achievement of milestones in the Celgene Agreement, and tiered royalties based on future worldwide sales, with rates ranging from high single- to low double-digits, subject to potential reduction when and if comparable third-party products attain certain levels of competitive market share (on a country-by-country basis) and, subject to certain limitations, payments to third parties for third-party intellectual property rights. Celgene’s royalty obligations expire (on a country-by-country basis) upon the later of (i) the expiration of the last valid patent claim for the applicable INBRX-103 or related product in a country, and (ii) 12 years following that date of the first commercial sale of the applicable INBRX-103 or related product in a country.

The Celgene Agreement contains representations and warranties, insurance, indemnification and confidentiality provisions customary for similar agreements and arrangements. In addition, Celgene has the sole right, but not the obligation, to enforce the intellectual property included in the Celgene Agreement.

The term of the Celgene Agreement commenced on July 1, 2013 and expires on a licensed product-by-licensed product and country-by-country basis on the date of expiration of Celgene’s applicable royalty obligations. The Celgene Agreement may be terminated by (i) either party for the uncured material breach of the other party, (ii) either party for bankruptcy or other insolvency proceedings of the other party, (iii) Celgene at any time upon 30 days’ written notice to us, and (iv) us, upon Celgene’s, or any of its affiliates’, legal challenge to the validity or enforceability of a licensed patent.

WuXi Agreement

On August 28, 2018, we entered into an Amended and Restated Master Services Agreement, or the WuXi Agreement, with WuXi Biologics (Hong Kong) Limited, or WuXi, pursuant to which we agreed, for three years and subject to certain conditions, to exclusively use WuXi to manufacture our therapeutic candidates for which we plan to first initiate clinical studies outside of China. Under the WuXi Agreement, WuXi and certain of its affiliates will provide biologics development and manufacturing services on a project-by-project basis.

Per the terms of the WuXi Agreement, we will own all intellectual property created, developed or reduced to practice by WuXi in the course of providing services to us; provided that, certain intellectual property created or developed by WuXi may be owned exclusively by WuXi if this intellectual property (i) relates to generally applicable experimental methods, (ii) relates to generally applicable manufacturing processes, or (iii) is derivative of WuXi’s pre-existing intellectual property.

Per the terms of the WuXi Agreement, fees will be mutually agreed upon on a project-by-project basis. We also may be eligible to receive discounts in the low- to mid-single digits for certain projects and services per the terms of the WuXi Agreement.

The WuXi Agreement contains representations and warranties, insurance, indemnification and confidentiality provisions customary for similar agreements and arrangements.

The term of the WuXi Agreement commenced on August 28, 2018 and ends on the date that either party elects to terminate it by providing 30-day written notice to the other party, provided that the WuXi Agreement may only be terminated in this manner if all services requested by pending work orders under the WuXi Agreement have been completed. Work orders commence on the date indicated in each such work order and will terminate upon completion of the services requested therein. Work orders may be terminated by (i) us at any time upon three months’ written notice to WuXi, and (ii) either party for the uncured material breach of the other party, provided that the material breach was not caused by the party terminating the work order.

bluebird bio Agreement

On December 20, 2018, we entered into an exclusive license agreement with bluebird bio, Inc., or bluebird, to research, develop and commercialize chimeric antigen receptor, or CAR, T-cell therapies using our proprietary sdAb platform. Under the terms of this license agreement, we will provide bluebird the exclusive worldwide rights to develop, manufacture and commercialize certain cell therapy products containing sdAbs directed to various cancer targets. In January 2019, we received a $7.0 million payment and pursuant to the license agreement we are entitled to receive developmental milestone payments as well as percentage tiered royalties on future product sales.

Other Collaborative Arrangements

In addition to these contracts, we have also entered into strategic collaborations with other third parties, including Hangzhou Just Biotherapeutics Co., Ltd. and Elpiscience.

Intellectual Property

We strive to protect the proprietary technology and information commercially or strategically important to our business. We seek to obtain and maintain, patent rights intended to cover the technologies incorporated into, or used to produce, our therapeutic candidates, the compositions of matter of our therapeutic candidates and their methods of use and manufacture, as well as other inventions that are important to our business. We also seek to obtain strategic or commercially valuable patent rights in the United States and other jurisdictions.

To cover our proprietary technologies and our current pipeline of proprietary products and related methods, such as methods of use, we have filed patent applications representing 24 patent families. As of December 31, 2018, our patent estate, which is solely owned, included seven issued United States patents, 11 United States pending non-provisional patent applications, 12 United States pending provisional patent applications, one pending Patent Cooperation Treaty, or PCT, application, 14 issued foreign patents and 175 foreign patent applications currently pending in various foreign jurisdictions.

Specifically, we own seven patent families with claims directed to various single domain antibodies and/or multivalent therapeutic antibodies including, for example, our INBRX-105, INBRX-106, INBRX-109, and INBRX-111 therapeutic candidates, and related methods of using the same to treat diseases, e.g., cancer, inflammatory disease, or infectious disease. Patent applications in these families are pending in multiple jurisdictions, including, for example, the United States, Australia, European Patent Organization, Canada, China, Japan, Korea, and Russia; as well as a PCT application and several U.S. provisional applications. Patents in these patent families, if granted, are expected to expire between 2036 and 2039, depending upon their respective filing dates and absent any patent term adjustments or extensions.

We also own two patent families directed to protease inhibitor fusion proteins including, for example, our INBRX-101 therapeutic candidate. Two United States and four foreign patents (Australia, Mexico, New Zealand, and Russia) were granted in these families. These patents are expected to expire in 2032, absent any patent term extension. Additional patents in this patent family, if granted, are expected to expire in 2032 or 2035, depending upon their respective filing dates and absent any patent term adjustments or extensions.

Additionally, we own two patent families relating to INBRX-103 that are licensed to Celgene. Two United States and six foreign patents (Australia, Colombia, Japan, New Zealand, Singapore, and South Africa) have been granted in these families and include claims directed to anti-CD47 monoclonal antibodies and/or methods of using the same to treat cancer. These patents are expected to expire in 2033, absent any patent term extension. Patent applications in these families are pending in multiple jurisdictions, including, for example, the United States, Australia, European Patent Organization, Canada, China, Japan, Korea, and the Eurasian Patent Organization. Additional patents in these patent families, if granted, are expected to expire in 2033, depending upon their respective filing dates and absent any patent term adjustments or extensions.

We continually assess and refine our intellectual property strategy as we develop new technologies and therapeutic candidates. As our business evolves, we may, among other activities, file additional patent applications in pursuit of our intellectual property strategy, to adapt to competition or to seize potential opportunities.

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of United States patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the United States Patent and Trademark Office, or USPTO. For example, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension for FDA-approved drugs of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our therapeutic candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those therapeutic candidates. We intend to seek patent term extensions in any jurisdiction where these are available and where we also have a patent that may be eligible; however there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

We also rely on trade secrets to protect aspects of our technology and business not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect this intellectual property, in part, by requiring our employees, consultants, outside scientific collaborators, sponsored researchers and other service providers and advisors to execute confidentiality agreements upon the commencement of employment or other relationship with us. In general, these agreements provide that confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements further provide that inventions and discoveries conceived or reduced to practice by the individual that are related to our business, or actual, or demonstrably anticipated, research or development, or made during normal working hours, on our premises or using our equipment, supplies, or proprietary information, are our exclusive property. In many cases our agreements with consultants, outside scientific collaborators, sponsored researchers and other service providers and advisors require them to assign, or grant us licenses to, inventions resulting from the work or services they render under such agreements or grant us an option to negotiate a license to use such inventions.

Further, we expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available.

We seek trademark protection in the United States and in certain other jurisdictions where available and when we deem appropriate. We currently have a registration for “Inhibrx” in the United States. We intend to file applications for trademark registrations in connection with our therapeutic candidates in various jurisdictions, including the United States.

Competition

The biotechnology industry is characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our platforms, technology, knowledge, experience, and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others.

Any therapeutic candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our therapeutics and the ease of use and effectiveness of any complementary diagnostics and/or companion diagnostics. Our primary competitors fall into the following groups:

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Companies developing novel therapeutics based on sdAb or alternative scaffold therapeutic candidates, including GlaxoSmithKline plc, Sanofi S.A., Crescendo Biologics Ltd., VHSquared Ltd., Molecular Partners AG, Pieris Pharmaceuticals, Inc., Alligator Bioscience AB and Camel-IDS SV;

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Programs in development targeting CD47 or SIRPa, including ALX Oncology Limited, Arch Oncology, Aurigene, Inc., BliNK Biomedical, Inc., Surface Oncology, Inc., Forty Seven, Inc., Novimmune, S.A., OSE Immunotherapeutics S.A., Sorrento Therapeutics, Inc., Synthon Holding B.V. and Trillium Therapeutics, Inc.;

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Antibody drug discovery companies that may compete with us in the search for novel therapeutic antibody targets, including Adimab LLC, Numab Therapeutics AG, Merus N.V., Regeneron Pharmaceuticals, Inc., Xencor Inc., MorphoSys AG, Macrogenics, Inc. Genmab A/S; and

•	Therapeutics designed to treat AAT, including those by Grifols, S.A., Shire plc, CSL Limited and Kamada Ltd.

Our competitors also include large pharmaceutical and biotechnology companies, such as Roche Pharmaceuticals and AstraZeneca, who may have development programs seeking to develop therapeutic candidates with mechanisms similar to or targeting the same indications as our therapeutic candidates.

The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our therapeutic candidates. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These early stage and more established competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Government Regulation

Governmental authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, packaging, promotion, storage, advertising, distribution, marketing and export and import of products such as those we are developing. Our therapeutic candidates must be approved by the FDA through the Biologics License Application, or BLA, process before they may be legally marketed in the United States and will be subject to similar requirements in other countries prior to marketing in those countries. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the FDA regulates biopharmaceutical products under the Federal Food, Drug, and Cosmetic Act and the Public Health Services Act, or PHSA, and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	warning or untitled letters;

•	seizures or administrative detention of product;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, disgorgement, or civil or criminal penalties.

BLA approval processes

The process required by the FDA before a therapeutic biologic may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to good laboratory practices and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to good clinical practices, or GCPs, to establish the safety and efficacy of the therapeutic candidate for its intended use;

•	submission to the FDA of a BLA;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the therapeutic candidate is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with current Good Manufacturing Practices, or cGMPs, to assure that the facilities, methods and controls are adequate to preserve the therapeutic candidate’s identity, strength, quality and purity; and

•	FDA review and approval of the BLA.

Once a biopharmaceutical candidate is identified for development, it enters the preclinical or nonclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the IND on clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol, and any subsequent material amendment to the protocol, must be submitted to the FDA as part of the IND, and progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors also must report to the FDA serious and unexpected adverse reactions in a timely manner, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product candidate. An institutional review board, or IRB, at each institution participating in the clinical trial must review and approve the protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each research subject or the subject’s legal representative, monitor the study until completed and otherwise comply with IRB regulations. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined.

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Phase 1—The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. In the case of some therapeutic candidates for severe or life-threatening diseases, such as cancer, especially when the product candidate may be inherently too toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2—Clinical trials are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3—Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling.

A pivotal study is a clinical study that adequately meets regulatory agency requirements for the evaluation of a product candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal studies are also Phase 3 studies but may be Phase 2 studies if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Human clinical trials are inherently uncertain and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed. The FDA or the sponsor may suspend a clinical trial at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

During the development of a new product candidate, sponsors are given opportunities to meet with the FDA at certain points; specifically, prior to the submission of an IND, at the end of Phase 2 and before a BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new therapeutic.

Post-approval trials, sometimes referred to as “Phase 4” clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, FDA may mandate the performance of “Phase 4” clinical trials.

Concurrent with clinical trials, sponsors usually complete additional animal safety studies, develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing commercial quantities of the product candidate in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the quality, purity and potency of the product candidate. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other criteria, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its proposed shelf-life.

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of a BLA requesting approval to market the product.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for prescription biological or drug products. Fee waivers or reductions are available in certain circumstances, such as where a waiver is necessary to protect the public health, where the fee would present a significant barrier to innovation, or where the applicant is a small business submitting its first human therapeutic application for review.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers these recommendations carefully when making decisions.

During the product approval process, the FDA also will determine whether a risk evaluation and mitigation strategies, or REMS, plan is necessary to assure the safe use of the product. If the FDA concludes a REMS plan is needed, the sponsor of the BLA must submit a proposed REMS plan. The FDA will not approve a BLA without a REMS plan, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

Even if a product receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as “Phase 4” clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Companion Diagnostics

The FDA issued a final guidance document in July 2014 addressing agency policy in relation to in vitro companion diagnostic tests. The guidance explains that for some drugs and therapeutic biologics, the use of a companion diagnostic test is essential for the safe and effective use of the product, such as when the use of a product is limited to a specific patient subpopulation that can be identified by using the test. According to the guidance, the FDA generally will not approve such a product if the companion diagnostic is not also approved or cleared for the appropriate indication, and accordingly the therapeutic product and the companion diagnostic should be developed and approved or cleared contemporaneously. However, the FDA may decide that it is appropriate to approve such a product without an approved or cleared in vitro companion diagnostic device when the drug or therapeutic biologic is intended to treat a serious or life-threatening condition for which no satisfactory alternative treatment exists and the FDA determines that the benefits from the use of a product with an unapproved or uncleared in vitro companion diagnostic device are so pronounced as to outweigh the risks from the lack of an approved or cleared in vitro companion diagnostic device. The FDA encourages sponsors considering developing a therapeutic product that requires a companion diagnostic to request a meeting with both relevant device and therapeutic product review divisions to ensure that the product development plan will produce sufficient data to establish the safety and effectiveness of both the therapeutic product and the companion diagnostic. Because the FDA’s policy on companion diagnostics is set forth only in guidance, this policy is subject to change and is not legally binding.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our therapeutic candidates, some of our United States patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product candidate’s approval date. The patent term restoration period is generally one half of the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product candidate is eligible for the extension and the application for extension must be made prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant BLA.

The Biologics Price Competition and Innovation Act, or the BPCIA, amended the PHSA to authorize the FDA to approve similar versions of innovative biologics, commonly known as biosimilars. A competitor seeking approval of a biosimilar must file an application to establish its molecule as highly similar to an approved innovator biologic, among other requirements. The BPCIA, however, bars the FDA from approving biosimilar applications for 12 years after an innovator biological product receives initial marketing approval.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation to therapeutic candidates intended to treat a rare disease or condition, which is generally a disease or condition that affects either (1) fewer than 200,000 individuals in the United States, or (2) more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a product candidate for this type of disease or condition will be recovered from sales in the United States for that product candidate. Orphan Drug Designation must be requested before submitting a NDA. After the FDA grants Orphan Drug Designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product candidate that has Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the product candidate is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same product candidate for the same indication, except under limited circumstances, for seven years. Orphan drug exclusivity, however, could also block the approval of one of our therapeutic candidates for seven years if a competitor obtains approval of the same product candidate as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product candidate for the same indication or disease.

In addition, the orphan drug credit is available for qualifying costs incurred between the date the FDA designates a drug as an orphan drug and the date the FDA approves the drug.

Pediatric Exclusivity and Pediatric Use

Under the Best Pharmaceuticals for Children Act, certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the active moiety of the product candidate in children. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric studies for most therapeutic candidates and biologics, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs, BLAs and supplements thereto must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product candidate or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before the pediatric studies begin. and PREA, which were slated to expire on September 30, 2012, and made both laws permanent.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product candidate reaches the market. Later discovery of previously unknown problems with a product candidate may result in restrictions on the product candidate or even complete withdrawal of the product candidate from the market. After approval, some types of changes to the approved product candidate, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved therapeutic candidates that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product candidate based on the results of these post-marketing programs.

Any therapeutic candidates manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:

•	record-keeping requirements;

•	reporting of adverse experiences with the product candidate;

•	providing the FDA with updated safety and efficacy information;

•	product sampling and distribution requirements;

•	notifying the FDA and gaining its approval of specified manufacturing or labeling changes; and

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complying with FDA promotion and advertising requirements, which include, among other things, standards for DTC advertising, restrictions on promoting products for uses or in-patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

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Therapeutic manufacturers and other entities involved in the manufacture and distribution of approved therapeutic products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record-keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use if our therapeutic candidates are approved. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to regulations of other jurisdictions governing any clinical trials and commercial sales and distribution of our therapeutic candidates. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

Under European Union regulatory systems, a company can consider applying for marketing authorization in several European Union member states by submitting its marketing authorization application(s) under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines derived from biotechnology, orphan medicinal products, or those medicines with an active substance not authorized in the European Union on or before May 20, 2004 intended to treat acquired immune deficiency syndrome, cancer, neurodegenerative disorders or diabetes and optional for those medicines containing a new active substance not authorized in the European Union on or before May 20, 2004, medicines which are highly innovative, or medicines to which the granting of a marketing authorization under the centralized procedure would be in the interest of patients at the European Union-level. The decentralized procedure provides for recognition by European Union national authorities of a first assessment performed by one of the member states. Under this procedure, an identical application for marketing authorization is submitted simultaneously to the national authorities of several European Union member states, one of them being chosen as the “Reference Member State”, and the remaining being the “Concerned Member States.” The Reference Member State must prepare and send drafts of an assessment report, summary of product characteristics and the labelling and package leaflet within 120 days after receipt of a valid marketing authorization application to the Concerned Member States, which must decide within 90 days whether to recognize approval. If any Concerned Member State does not recognize the marketing authorization on the grounds of potential serious risk to public health, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states. The mutual recognition procedure is similar to the decentralized procedure except that a medicine must have already received a marketing authorization in at least one of the member states, and that member state acts as the Reference Member State.

As in the United States, we may apply for designation of a therapeutic candidate as an orphan drug for the treatment of a specific indication in the European Union before the application for marketing authorization is made.

Orphan drugs in the European Union enjoy economic and marketing benefits, including up to ten years of market exclusivity for the approved indication unless another applicant can show that its product is safer, more effective or otherwise clinically superior to the orphan-designated product, the marketing authorization holder is unable to supply sufficient quantity of the medicinal product or the marketing authorization holder has given its consent.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There may be significant delays in obtaining coverage and reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. As such, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.

Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

Moreover, in some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing therapeutic pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our therapeutic candidates. Historically, therapeutic candidates launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates that obtain marketing approval. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or together, the ACA, has had a significant impact on the health care industry. The ACA expanded coverage for the uninsured while at the same time containing overall healthcare costs. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which, through subsequent legislative amendments, increased to 70% starting in 2019, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or repeal and replace certain aspects of the ACA. Since

January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act, or TCJA, was enacted, which, among other things, removes penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, commonly referred to as the “individual mandate.” On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, Centers for Medicare and Medicaid, or CMS, published a final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. While the Texas District Court Judge, as well as the Trump Administration and CMS, have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted that impact payment methodologies and reimbursement amounts. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress, which led to aggregate reductions to Medicare payments to providers of 2% per fiscal year starting in April 2013, and, due to subsequent legislative amendments, including the BBA, will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 which, among other things, also reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require DTC television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the list price, of that drug or biological product. And, in October 2018 President Trump announced a Medicare Part B payment proposal that will use CMS authority to test three new drug pricing measures (i) to use international pricing as a metric, (ii) to develop a new competitive acquisition program, and (iii) to alter the average sales price model already in effect. Although a number of these, and other proposed measures may require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Other Healthcare Laws

Our current and future business operations are subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where we research, and, if approved, market, sell and distribute our therapeutic candidates. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, physician sunshine and drug pricing transparency laws and regulations such as:

•

The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•

The federal civil and criminal false claims laws and civil monetary penalty laws, including, the civil False Claims Act prohibits, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under these laws may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. The federal government is using these laws, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices;

•	The U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal, civil and criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

The Physician Payments Sunshine Act, enacted as part of the ACA, among other things, imposes reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities, which include certain healthcare providers, health plans, and healthcare clearinghouses, that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions; and

•

Analogous state laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws which require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug and therapeutic biologics manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws which require the registration of pharmaceutical sales representatives; and state laws and non-United States laws and regulations (particularly European Union laws regarding personal data relating to individuals based in Europe) that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Ensuring that our current and future business arrangements with third-parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant civil, criminal and administrative penalties, including monetary damages, fines, disgorgement, individual imprisonment, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations.

Manufacturing

We do not own or operate manufacturing facilities for the production of any of our therapeutic candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on a limited number of third-party contract manufacturers for all of our required raw materials, antibodies and other biologics for our preclinical research and clinical trials. We currently employ internal resources to manage our manufacturing relationships with these third parties. We presently have relationships with three suppliers for the manufacture of supplies for our therapeutic candidates.

Facilities

Our headquarters are located in La Jolla, California where we currently lease approximately 34,000 square feet of laboratory and office space under a lease that expires in 2025. We have an option to extend the lease an additional five years. We believe that our existing facilities are adequate to meet our current needs.

Employees

As of December 31, 2018, we had 73 employees, 65 of whom were full-time, 59 of whom were engaged in research and development activity. We believe we maintain good relations with our employees.

Legal Proceedings

We are not party to any material legal proceedings. From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of December 31, 2018:

Name	Age	Position
Executive Officers:
Mark P. Lappe	52	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors
Brendan P. Eckelman, Ph.D.	40	Chief Scientific Officer and Director
Klaus W. Wagner, M.D., Ph.D.	47	Chief Medical Officer

Non-Employee Directors:
Jon Faiz Kayyem, Ph.D.(1)(2)	54	Director
Margery B. Fischbein(1)(3)	62	Director
Douglas G. Forsyth(1)(2)(3)	49	Director
Judith Li(2)(3)	34	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Mark P. Lappe

Mr. Lappe co-founded Inhibrx in 2010 and has served as our Chief Executive Officer and Chief Financial Officer since our inception. Mark also serves as the Chairman of our board of directors. Mr. Lappe has extensive expertise in the biotechnology industry with over thirty years of experience in executive management, investment management and executive recruiting, having built the executive teams of over forty start-up biotechnology and medical device companies. Prior to founding Inhibrx, Mr. Lappe was the founder and Managing Partner of Efficacy Biotech Fund, a fund focused on strategic investment in public biotechnology companies. We believe Mr. Lappe’s service as our co-founder and Chief Executive Officer and his extensive experience in the biotechnology and biotherapeutic industries qualifies him to serve on our board of directors.

Brendan P. Eckelman, Ph.D.

Dr. Eckelman co-founded Inhibrx in April 2010 and currently serves as our Chief Scientific Officer and Executive Vice President of Corporate Strategy. From August 2015 to November 2018 Dr. Eckelman served as our Chief Operating Officer and Vice President of Biotherapeutics. From 2010 until August 2015, Dr. Eckelman served as our Vice President of Scientific Operations. Dr. Eckelman has served as a member of our Board of Directors since April 2018. Dr. Eckelman is head of our research team, overseeing several key functional areas spanning discovery to therapeutic development. In addition, he has critical responsibilities in corporate strategy and operations. Prior to co-founding Inhibrx, Dr. Eckelman was a Research Investigator in the biotherapeutics group at the Genomics Institute of the Novartis Research Foundation. Dr. Eckelman conducted his graduate research at the Sanford-Burnham-Prebys Medical Discovery Institute and received Ph.D. in Molecular Pathology from the University of California, San Diego, or UCSD, School of Medicine. Dr. Eckelman received his B.S. in Molecular Biology and his M.S. in Biology from UCSD. We believe Dr. Eckelman is qualified to serve on our board of directors because of his extensive operational business experience, significant knowledge of the activities of our company, including his experience as one of our co-founders and various leadership roles within the company including Chief Scientific Officer and Chief Operating Officer, as well as his experience developing protein therapeutic candidates and biotherapeutic product candidates.

Klaus W. Wagner, M.D., Ph.D.

Dr. Wagner has served as our Chief Medical Officer since August 2015 and leads the clinical translation of our biotherapeutic pipeline. From November 2012 until August 2015, Dr. Wagner served as medical oncologist at Banner MD Anderson Cancer Center and as Adjunct Assistant Professor, Department of Thoracic, Head & Neck Medical Oncology at MD Anderson Cancer Center, where he lead cancer immunotherapy trials as the local principal investigator. From July 2009 until September 2011, Dr. Wagner trained at MD Anderson Cancer Center as a fellow in Medical Oncology. Dr. Wagner’s scientific work at Genentech, Inc. and the Genomics Institute of the Novartis Research Foundation focused on drug discovery and predictive biomarker development. Dr. Wagner received the highest academic honors and was a scholar of the German Academic Scholarship Foundation. Dr. Wagner received his M.D. and Ph.D. from the Friedrich-Alexander University of Erlangen in Germany.

Non-Employee Directors

Jon Faiz Kayyem, Ph.D.

Dr. Kayyem has served as a member of our board of directors since April 2018. Dr. Kayyem is the founder of GenMark Diagnostics, Inc. and is currently a consultant to GenMark’s management and board of directors and participates as the “Founder Observer” on the GenMark board of directors. From May 2010 until February 2018, Dr. Kayyem served in various leadership positions at GenMark Diagnostics, Inc. including Senior Vice President of Research and Development, Chief Scientific Officer, President and Chief Executive Officer as the company evolved from Osmetech plc. In 2006, Dr. Kayyem founded and served as a member of the Board of Directors of privately held Calimmune Inc. until its acquisition by CSL Behring in 2017. In 1995, Dr. Kayyem founded Clinical Micro Sensors, Inc. to commercialize technical innovations he developed while serving as a Senior Research Fellow at The California Institute of Technology, or Caltech. In 2000, Clinical Micro Sensors, Inc. was sold to Motorola, Inc., and was subsequently purchased by Osmetech plc in 2005. From June 2000 until December 2004, Dr. Kayyem served as Vice President of Life Sciences at Motorola, Inc. In October 2004, Dr. Kayyem co-founded the biotechnology fund management company, Efficacy Capital Limited, and, until September 2009, served as a managing partner. Dr. Kayyem received a combined B.S. and M.S. in Molecular Biophysics and Biochemistry from Yale University and a Ph.D. in Molecular Biology from Caltech. We believe that Dr. Kayyem’s extensive experience as an executive and serving on other boards of directors in the biotechnology and biotherapeutic industry qualifies him to serve as a member of our board of directors.

Margery B. Fischbein

Ms. Fischbein has served as a member of our board of directors since April 2018. Ms. Fischbein is currently the Managing Director and Head of Healthcare Investment Banking with Seaport Global Securities, LLC, a private investment banking firm. From September 2014 until June 2017, Ms. Fischbein was Group Head of Healthcare Investment Banking with FBR Capital Markets & Co., a public investment bank. Previously, from March 2011 through August 2014, she was Managing Director and head of east coast biotechnology investment banking for JMP Securities, a public investment banking firm. Ms. Fischbein has also worked in the biotechnology industry holding senior business and corporate development, strategy and alliance management positions with ImClone Systems Incorporated, a large public oncology company, and Human Genome Sciences, a pioneering genomics company. Ms. Fischbein started her career at Lehman Brothers, JP Morgan Chase and Citigroup, and was a Managing Director in investment banking at both JP Morgan Chase and Citigroup. Ms. Fischbein currently sits on the board of directors of Cytodel Inc., a private biotechnology company, and EcoHealth Alliance, a global non-profit leading scientific research into the critical connections between human, animal and environmental health. Ms. Fischbein received a Bachelor of Arts in Economics from Harvard University and a Masters of Business Administration from Harvard Business School. We believe Ms. Fischbein’s extensive experience building, growing and financing biopharmaceutical and biotechnology organizations and her financial expertise qualifies her to serve as a member of our board of directors.

Douglas G. Forsyth

Mr. Forsyth has served as a member of our board of directors since April 2018. Since 1994, Mr. Forsyth has served as a portfolio manager, a managing director and Chief Investment Officer Income & Growth Strategies with Allianz Global Investors, or Allianz. Mr. Forsyth is the head of the Allianz Income and Growth Strategies team and a member of its US Executive Committee. Mr. Forsyth has portfolio management, trading and research responsibilities, and oversees all aspects of the Income and Growth platform’s business, including product development and implementation. Mr. Forsyth has been the lead portfolio manager for the Allianz High Yield Bond strategy since its inception in August 1994 and assumed lead portfolio management responsibility for the firm’s Convertible strategy in 1998. In addition to management responsibility for institutional clients worldwide, Mr. Forsyth supervises multiple open-end and closed-end mutual funds. Mr. Forsyth has 24 years of investment-industry experience. Mr. Forsyth currently serves as a member of the board of directors of Live Style, a leading international music event producer, and Ticket-Sauce, Inc., an event management solutions software company. Mr. Forsyth received a Bachelor of Business Administration from the University of Iowa. We believe that Mr. Forsyth is qualified to serve as a member of our board of directors due to his extensive experience as an investment fund portfolio manager and his extensive business strategy experience.

Judith Li

Ms. Li has served as a member of our board of directors since May 2018. Ms. Li has served as a partner at Lilly Asia Ventures, which is based in Hong Kong and Shanghai and focuses on early and growth stage investments across biopharmaceuticals, medical devices, and diagnostics both domestically and cross-border, since November 2013. Judith currently serves on the board of directors of a variety of Lilly Asia Ventures’ portfolio companies, including Gritstone Oncology, Inc., a public company, Just Biotherapeutics, Inc. and Nextcure, Inc. From April 2014 to October 2017, Ms. Li served on the board of directors of Crown BioScience Inc., a biotechnology company which was publicly listed on the Taiwan Stock Exchange until it was acquired in December 2017. Previously, Ms. Li served as a senior business analyst at McKinsey & Company, worked in hospital administration at Partners Healthcare, and co-founded an interventional nephrology medical device venture. Ms. Li received a Bachelor of Arts in Biology from Harvard University and a Masters of Business Administration from Harvard Business School. We believe that Ms. Li is qualified to serve on our board of directors due to her experience as a board member of biotechnology and pharmaceutical companies, and her experience as an investor in new life sciences companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of six members, all of whom are members pursuant to the board composition provisions of our current amended and restated certificate of incorporation and agreements with our stockholders. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence. Our board of directors has determined that all members of our board of directors, except Mr. Lappe and Dr. Eckelman, are independent directors, including for purposes of the rules of The Nasdaq Stock Market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.

Staggered Board. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for Class I directors, 2020 for Class II directors and 2021 for Class III directors:

•	our Class I directors will be Ms. Li, and Dr. Kayyem;

•	our Class II directors will be Ms. Fischbein and Mr. Forsyth; and

•	our Class III directors will be Mr. Lappe and Dr. Eckelman.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Committees of the Board of Directors

Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Each of the below committees will have a written charter approved by our board of directors, effective upon completion of this offering. Each of the committees will report to our board of directors as such committee deems appropriate and as our board of directors may request. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Ms. Fischbein, Mr. Forsyth and Dr. Kayyem, with Ms. Fischbein serving as chairwoman of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable Nasdaq Stock Market rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has determined that Ms. Fischbein is an “audit committee financial expert” within the meaning of the SEC regulations and the applicable rules of The Nasdaq Stock Market. The audit committee’s responsibilities upon completion of this offering will include:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the effectiveness of our internal controls and internal audit function;

•	reviewing material related-party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Dr. Kayyem, Mr. Forsyth and Ms. Li, with Dr. Kayyem serving as chairman of the committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the rules of The Nasdaq Stock Market. The composition of our compensation committee meets the requirements for independence under the listing standards of The Nasdaq Stock Market, including the applicable transition rules. The compensation committee’s responsibilities upon completion of this offering will include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing all overall compensation policies and practices.

Nominating and Governance Committee

Effective upon completion of this offering, our nominating and governance committee will be comprised of Ms. Fischbein, Mr. Forsyth and Ms. Li, with Mr. Forsyth as the chairman of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable rules of The Nasdaq Stock Market. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	assisting our board of directors on corporate governance matters.

Leadership Structure and Risk Oversight

Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors, as our board of directors believes it is in the best interest of the Company to make that determination based on the position and direction of the Company and the membership of the board of directors. Our board of directors has determined that having an employee director serve as Chairman is in the best interest of our stockholders at this time because of the efficiencies achieved in having the role of Chief Executive Officer and Chairman combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of our board of directors as a whole. We do not have a lead independent director.

The Chairman of the board of directors and the other members of the board of directors work in concert to provide oversight of our management and affairs. Our board of directors encourages communication among its members and between management and the board of directors to facilitate productive working relationships. Working with the other members of the board of directors, our Chairman also strives to ensure that there is an appropriate balance and focus among key board responsibilities such as strategic development, review of operations and risk oversight.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, see the section titled “Certain Relationships and Related Party Transactions”.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on the investor relations section of our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2018, to our Chief Executive Officer and President and our two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2018, and were serving as executive officers as of such date.

Name and principal position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Mark P. Lappe	2018	620,000	—	186,525	(2)	806,525
Chief Executive Officer

Klaus W. Wagner, M.D., Ph.D.	2018	360,000	598,241	—		958,241
Chief Medical Officer

Brendan P. Eckelman, Ph.D.	2018	350,000	—	180,900	(3)	530,900
Chief Scientific Officer

(1)	This amount represents the aggregate grant date fair value for option awards for fiscal year 2018, computed in accordance with FASB ASC Topic 718.
(2)	This amount reported represents cash distributions from the Target Parties of $185,625 and $900 of gym membership fees paid by the company.
(3)	This amount reported represents cash distributions from the Target Parties of $180,000 and $900 of gym membership fees paid by the company.

Narrative Disclosure to Summary Compensation Table

We have entered into executive employment agreements with each of our named executive officers in connection with their employment with us, the material terms of which are described below. Except as noted below, these executive employment agreements provide for “at will” employment. In addition, each named executive officer has entered into a Proprietary Information and Inventions Assignment Agreement obligating the officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment.

Mark P. Lappe

Collaborative Life Sciences, Inc., a predecessor in interest to Inhibrx, LP, a Target Party (as defined in the section titled “Merger and Financing—Merger”), entered into an employment agreement with Mr. Lappe with respect to his service as Chief Executive Officer on November 1, 2010. The initial term of the agreement commenced on November 1, 2010 and continued until April 30, 2016. The term of the agreement was automatically extended by one year on April 30, 2016, and each anniversary thereafter, until the agreement was replaced with a new executive employment agreement effective as of January 1, 2019 (described below). Under the terms of his initial employment agreement, Mr. Lappe was entitled to an annual base salary of $620,000.

Effective January 1, 2019, Mr. Lappe entered into a new employment agreement. Under the terms of the agreement, Mr. Lappe is entitled to an initial annual base salary of $450,000. Mr. Lappe is eligible to receive an annual bonus of up to 50% of his then-current base salary based on achievement of certain individual and corporate targets in the sole discretion of our board of directors. This new agreement also provides for the following severance payments upon termination by us without Cause (as defined below), or by Mr. Lappe for Good Reason (as defined below): (i) payment of his then-current base salary for a period of 12 months following termination; (ii) acceleration of unvested equity awards that would have vested during the 12 months following the date of termination; and (iii) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by us and Mr. Lappe as in effect on his last day of employment until the earlier of 12 months from termination or the date Mr. Lappe becomes eligible for medical benefits with another employer. Further, the new agreement provides that upon termination by us without Cause or by Mr. Lappe for Good Reason within a period of one year following a Change of Control (as defined below), or 90 days preceding the earlier to occur of a Change of Control or the execution of a definitive agreement the consummation of which would result in a Change of Control, Mr. Lappe will be entitled to receive: (i) a lump sum payment equal to 18 months of his then-current base salary; (ii) a lump sum payment equal to 1.5 times the target bonus for the year of termination; (iii) acceleration of all unvested equity awards as of the date of termination; and (iv) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by us and Mr. Lappe as in effect on his last day of employment until the earlier of 18 months from termination or the date Mr. Lappe becomes eligible for medical benefits with another employer. Payment in each case is subject to Mr. Lappe’s execution of a release satisfactory to us following such termination. In addition, if Mr. Lappe’s employment terminates as a result of disability or death, he shall be entitled to receive a pro-rated target bonus for the period during which Mr. Lappe was employed in the year of termination.

In addition, in consideration of the payments and benefits provided under his employment agreement, Mr. Lappe has agreed to certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Mr. Lappe’s employment and for 12 months thereafter.

Klaus W. Wagner, M.D., Ph.D.

Inhibrx, LP, a Target Party, entered into an employment agreement with Dr. Wagner with respect to his service as Chief Medical Officer on August 24, 2015. Under the terms of his initial employment agreement, Dr. Wagner was entitled to an annual base salary of $360,000.

Dr. Wagner was awarded 25,000 Class II profit interest units, or PIUs, of Inhibrx, LP and 125,000 Class II PIUs of Inhibrx BioPharma, LLC on August 24, 2015, each of which vested in thirty-six (36) equal monthly installments commencing on September 24, 2016. As described in the section titled “Merger and Financing–Merger” we completed the Merger in April 2018, and all of Dr. Wagner’s Class II PIUs were cancelled and exchanged for fully vested shares of common stock of the Company upon consummation of the Merger. Dr. Wagner was not granted any stock options of the Company.

Effective January 1, 2019, Dr. Wagner entered into a new employment agreement. Under the terms of the agreement, Dr. Wagner is entitled to an initial annual base salary of $360,000, which is his current base salary. Dr. Wagner is eligible to receive an annual bonus of up to 40% of his then-current base salary based on achievement of certain individual and corporate targets in the sole discretion of our board of directors. This new agreement also provides for the following severance payments upon termination by us without Cause (as defined below), or by Dr. Wagner for Good Reason (as defined below): (i) payment of his then-current base salary for a period of 9 months following termination; (ii) acceleration of unvested equity awards that would have vested during the 6 months following the date of termination; and (iii) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by us and Dr. Wagner as in effect on his last day of employment until the earlier of 9 months from termination or the date Dr. Wagner becomes eligible for medical benefits with another employer. Further, the new agreement provides that upon termination by us without Cause or by Dr. Wagner for Good Reason within a period of one year following a Change of Control (as defined below) or 90 days preceding the earlier to occur of a Change of Control or the execution of a definitive agreement the consummation of which would result in a Change of Control, Dr. Wagner will be entitled to receive: (i) a lump sum payment equal to 12 months of his then-current base salary; (ii) a lump sum payment equal to the target bonus for the year of termination; (iii) acceleration of all unvested equity awards as of the date of termination; and (iv) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by us and Dr. Wagner as in effect on his last day of employment until the earlier of 18 months from termination or the date Dr. Wagner becomes eligible for medical benefits with another employer. Payment in each case is subject to Dr. Wagner’s execution of a release satisfactory to us following such termination. In addition, if Dr. Wagner’s employment terminates as a result of disability or death, he shall be entitled to receive a pro-rated target bonus for the period during which Dr. Wagner was employed in the year of termination.

Additionally, in consideration of the payments and benefits provided under his employment agreement, Dr. Wagner has agreed to certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Wagner’s employment and for 12 months thereafter.

In addition, in November 2018, we granted Dr. Wagner options to purchase 120,000 shares of our common stock. Twenty-five percent of Dr. Wagner’s options vest on November 26, 2019, with the balance to vest in equal successive monthly installments for 36 months beginning on November 26, 2019.

Brendan P. Eckelman, Ph.D.

Inhibrx, LP, a Target Party, entered into an employment agreement with Dr. Eckelman with respect to his service as Director of Research and Development on April 4, 2010. Under the terms of his initial employment agreement, Dr. Eckelman was entitled to an annual base salary of $108,000, which was increased effective June 1, 2017 to $350,000. Dr. Eckelman’s title changed in 2018 to Chief Scientific Officer.

Effective January 1, 2019, Dr. Eckelman entered into a new employment agreement. Under the terms of the agreement, Dr. Eckelman is entitled to an initial annual base salary of $350,000. Dr. Eckelman is eligible to receive an annual bonus of up to 40% of his then-current base salary based on achievement of certain individual and corporate targets in the sole discretion of our board of directors. This new agreement also provides for the following severance payments upon termination by us without Cause (as defined below), or by Dr. Eckelman for Good Reason (as defined below): (i) payment of his then-current base salary for a period of 9 months following termination; (ii) acceleration of unvested equity awards that would have vested during the 6 months following the date of termination and (iii) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by us and Dr. Eckelman as in effect on his last day of employment until the earlier of 9 months from termination or the date Dr. Eckelman becomes eligible for medical benefits with another employer. Further, the new agreement provides that upon termination by us without Cause or by Dr. Eckelman for Good Reason within a period of one year following a Change of Control (as defined below) or 90 days preceding the earlier to occur of a Change of Control or the execution of a definitive agreement the consummation of which would result in a Change of Control, Dr. Eckelman will be entitled to receive: (i) a lump sum payment equal to 12 months of his then-current base salary; (ii) a lump sum payment equal to the target bonus for the year of termination; (iii) acceleration of all unvested equity awards as of the date of termination; and (iv) continued coverage under our group health insurance plan with the cost of such coverage shared in the same relative proportion by us and Dr. Eckelman as in effect on his last day of employment until the earlier of 12 months from termination or the date Dr. Eckelman becomes eligible for medical benefits with another employer. Payment in each case is subject to Dr. Eckelman’s execution of a release satisfactory to us following such termination. In addition, if Dr. Eckelman’s employment terminates as a result of disability or death, he shall be entitled to receive a pro-rated target bonus for the period during which Dr. Eckelman was employed in the year of termination.

Under each of the new employment agreements, Cause means (i) the executive’s conviction of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (ii) the executive’s willful failure or refusal to comply with lawful directions of such executive’s supervisor, which failure or refusal continues for more than 5 business days after written notice is given to the executive by such executive’s supervisor, which notice sets forth in reasonable detail the nature of such failure or refusal; (iii) willful and material breach by the executive of a material written company policy applicable to the executive or the executive’s covenants and/or obligations under his or her employment agreement, provided that the breach is not cured within 5 business days; and/or (iv) misconduct by the executive that materially damages us or any of our affiliates.

Under each of the new employment agreements, Good Reason means (i) relocation of the executive’s principal business location to a location more than 30 miles from the executive’s then-current business location; (ii) a material diminution in the executive’s duties, authority or responsibilities; (iii) a material reduction in the executive’s base salary; or (iv) willful and material breach by us or our covenants and/or obligations under the executive’s employment agreement.

Under each of the new employment agreements, Change of Control means the occurrence of any of the following events: (i) any person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of securities of the company representing fifty percent (50%) or more of the total voting power represented by the company’s then outstanding voting securities (excluding for this purpose any such voting securities held by the company, or any affiliate, parent or subsidiary of the company, or by any employee benefit plan of the company) pursuant to a transaction or a series of related transactions; (ii) a merger or consolidation of the company other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least fifty percent (50%) of the total voting power represented by the voting securities of the company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; (iii) our stockholders approve an agreement for the sale or disposition by the company of all or substantially all of our assets; or (iv) a change in the composition of our board of directors, as a result of which fewer than a majority of the directors are incumbent directors.

In addition, in consideration of the payments and benefits provided under his employment agreement, Dr. Eckelman has agreed to certain restrictive covenants, including, among other things, non-competition and non-solicitation provisions that apply during the term of Dr. Eckelman’s employment and for 12 months thereafter.

Outstanding Equity Awards at 2018 Fiscal Year-End

Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date
Klaus W. Wagner, M.D., Ph.D.	November 26, 2018(2)	November 26, 2018	120,000	$6.05	November 26, 2028

(1)	All of the outstanding equity awards were granted under our 2017 Plan (as defined below).
(2)	Twenty-five percent of Dr. Wagner’s options vest on November 26, 2019, with the balance to vest in equal successive monthly installments for 36 months beginning on November 26, 2019.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2018, to each of our non-employee directors. Directors who are employed by us are not compensated for their service on our board of directors.

Name	Fees earned or paid in cash ($)	Option Awards ($)(1)(2)	All Other compensation ($)	Total ($)
Jon Faiz Kayyem	—	$149,560	—	$149,560
Margery B. Fischbein	—	$149,560	—	$149,560
Judith Li	—	$149,560	—	$149,560

(1)	These amounts represent the aggregate grant date fair value of options granted to each director in 2018 computed in accordance with FASB ASC Topic 718.
(2)	As of December 31, 2018, each non-employee director held outstanding stock options covering 30,000 shares of our common stock.

Non-Employee Director Compensation Policy

We plan to adopt a policy with respect to the compensation payable to our non-employee directors. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our non-employee directors will receive the following annual retainers for their service commencing on January 1, 2020:

Position	Retainer
Board Member	$35,000
Board Chairperson	$35,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nominating and Governance Committee Chair	$8,000
Audit Committee Member	$7,500
Compensation Committee Member	$5,000
Nominating and Governance Committee Member	$4,000

Equity awards for non-employee directors will consist of (i) an initial equity award consisting of options to purchase 30,000 shares of common stock, to be granted at the first regularly scheduled meeting of the Board of Directors following his or her initial appointment, and (ii) annual equity awards consisting of options to purchase 15,000 shares of common stock, to be granted on the date of the first meeting of the Board of Directors held following the Company’s annual meeting of stockholders in each year commencing in 2020. Each initial stock option grant shall vest in equal monthly installments until the third anniversary of the date of grant and each annual stock option grant shall vest on the first anniversary of the date of grant.

Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering.

Equity Compensation Plans and Other Benefit Plans

2017 Employee, Director and Consultant Equity Incentive Plan

We adopted the 2017 Employee, Director and Consultant Equity Incentive Plan, or the 2017 Plan, on November 17, 2017. The 2017 Plan will expire on November 17, 2027. Under the 2017 Plan, we may grant incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. There are 3,555,555 shares of our common stock authorized for issuance under the 2017 Plan, subject to adjustment as provided in the 2017 Plan.

We intend to amend and restate the 2017 Plan in connection with the completion of this offering, and upon such amendment, there will be 4,000,000 shares of our common stock authorized for issuance under such amended plan, subject to adjustment as provided in the 2017 Plan. In addition, we intend to add an “evergreen” provision, which will allow for an annual increase in the number of shares of our common stock available for issuance under the 2017 Plan on the first day of each fiscal year during the period beginning in fiscal year 2018 and ending in fiscal year 2027. The annual increase in the number of shares will be equal to the lowest of:

•	4,000,000 shares of our common stock;

•	4% of the number of shares of our common stock outstanding as of such date; and

•	an amount determined by our board of directors or compensation committee.

Our board of directors is authorized to administer the 2017 Plan, and, subject to the completion of this offering, has authorized our compensation committee to administer the 2017 Plan. Upon completion of this offering and in accordance with the provisions of the 2017 Plan, our compensation committee will determine the terms of options and other awards, including the following:

•	which employees, directors and consultants shall be granted awards;

•	the number of shares of our common stock subject to options and other awards;

•	the exercise price of each option, which generally shall not be less than fair market value on the date of grant;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with our plan.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, re-price or otherwise amend outstanding awards consistent with the terms of our plan.

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to the maximum number of shares reserved for issuance under the 2017 Plan, the maximum number of shares by which the share reserve may increase automatically each year and the number of shares and exercise price or purchase price, if applicable, of all outstanding stock awards.

Upon a merger, consolidation or sale of all or substantially all of our assets, our board of directors or any committee to which our board of directors delegates authority, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our 2017 Plan, as to some or all outstanding awards, to the extent not otherwise agreed under any individual optionholder’s option or employment agreement:

•

provide that outstanding options will be assumed or substituted for options of the successor corporation or the consideration payable with respect to our outstanding shares of common stock in connection with the transaction;

•

provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at our board of directors’ discretion, any such options being made partially or fully exercisable and that such options will be terminated if not exercised;

•

terminate outstanding options in exchange for a cash payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable, or in our board of directors’ discretion, any such options being made partially or fully exercisable, and (b) the aggregate exercise price of those options;

•

provide that outstanding stock grants will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and

•

terminate outstanding stock grants in exchange for payment of an amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights, or at our board of directors’ discretion, all forfeiture and repurchase rights being waived upon the corporation transaction.

Our board of directors or stockholders have the authority to amend or terminate the 2017 Plan. Any modification or amendment of the 2017 Plan will not adversely affect a participant’s rights under an outstanding award without the participant’s consent. Certain material amendments also require the approval of our stockholders.

The following table provides certain aggregate information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2018.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,028,000	$6.05	527,555
Equity compensation plans not approved by security holders	—	—	—
Total	3,028,000	$6.05	527,555

10b5-1 Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon completion of the offering, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The amended and restated certificate of incorporation further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our amended and restated certificate of incorporation also provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation also provides that we will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.

Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of ourselves and any director, officer, employee or agent of the Company or another corporation, partnership joint venture, trust or other enterprise, against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

We entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2016, to which we have been a party, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total asset amounts as of December 31, 2017 and 2018), and in which any of our directors, executive officers or holders of more than 5% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We refer to such transactions as “related party transactions” and such persons as “related parties.” With the approval of our board of directors, we have engaged in the related party transactions described below. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unaffiliated third parties.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled “Executive and Director Compensation.”

Equity Financings Prior to the Merger

The following related party transactions occurred prior to the Merger (as defined in the section titled “Merger and Financing–Merger” of this prospectus. For purposes of clarity, we refer to the specific Target Party (as defined in the section titled “Merger and Financing–Merger” of this prospectus) or INBRX 103, LLC as the entity involved in each transaction, as applicable. As part of the Merger, the Target Parties merged with and into Inhibrx and INBRX 103, LLC became our wholly owned subsidiary. See the section titled “Merger and Financing–Merger” for more information.

Inhibrx 101, LP Class A Unit Financing

In June 2016, Inhibrx 101, LP issued an aggregate of 4,285,715 units of its Class A Partnership Units, or the Class A Units, at $3.50 per share for an aggregate purchase price of approximately $15,000,000. Upon completion of the Merger, each Class A Unit was converted into and exchanged for shares of our Series Mezzanine 2 Preferred Stock.

The following table summarizes the Inhibrx 101, LP Class A Units purchased by holders of more than 5% of our capital stock and their affiliates and the aggregate purchase price paid for such units.

Name of purchaser	Number of Inhibrx 101, LP Class A Units purchased	Aggregate purchase price ($)
Entities affiliates with RA Capital Fund(1)	4,285,715	$15,000,000

(1)

Includes (i) 3,492,858 Class A Units issued to RA Capital Healthcare Fund, L.P., or RA Capital Fund, and (ii) 792,857 Class A Units issued to the Account (as defined below). RA Capital Management, LLC, or RA Capital Management is the general partner of RA Capital Fund and the investment advisor to a separately managed account, or the Account. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Fund is a beneficial holder of more than 5% of our capital stock.

INBRX Subsidiaries Class I Unit Financing

In June 2017, Inhibrx 101, LP, INBRX 103, LLC, Inhibrx 104, LP, INBRX 105, LP, INBRX 106, LP, INBRX 107, LP, INBRX 108, LP, INBRX 109, LP, INBRX 110, LP, INBRX 111, LP and INBRX 112, LP, or

the INBRX Subs, issued an aggregate of 5,265,188 Class I units, or the Class I Units, for an aggregate purchase price of $20,000,000 to LAV Summit Limited, or LAV. Each Class I Unit was converted into and exchanged for shares of our Series Mezzanine 1 Preferred Stock as a result of the Merger.

The following table summarizes each of the INBRX Subs Class I Units purchased by LAV. LAV is a holder of more than 5% of our capital stock.

INBRX Subs	Number of INBRX Sub Class I Units purchased	Aggregate purchase price ($)
Inhibrx 101, LP	715,188	$100,000
INBRX 103, LLC	50,000	$100,000
Inhibrx 104, LP	500,000	$2,700,000
INBRX 105, LP	500,000	$2,500,000
INBRX 106, LP	500,000	$2,500,000
INBRX 107, LP	500,000	$2,500,000
INBRX 108, LP	500,000	$2,500,000
INBRX 109, LP	500,000	$2,500,000
INBRX 110, LP	500,000	$100,000
INBRX 111, LP	500,000	$2,500,000
INBRX 112, LP	500,000	$2,000,000

INBRX Subsidiaries Transactions

In February 2017, each of Dr. Eckelman and Dr. Deveraux entered into the Second Amendment to Limited Partnership Agreement, dated as of February 14, 2017, or the Amended LPA, and reduced each of their respective PIUs in Inhibrx, LP by 27,000 units, which represents an aggregate value of $145,800 for each reduction. Dr. Wagner entered into the Amended LPA and became a Class II Limited Partner, and received 25,000 PIUs, which represents an aggregate value of $135,000. Dr. Eckelman is our Chief Scientific Officer and a member of our board of directors. Dr. Wagner is our Chief Medical Officer. Dr. Deveraux is a holder of more than 5% of our capital stock.

In June 2017, Inhibrx, LP issued a promissory note, or the Note, to Dr. Kayyem for an aggregate value of approximately $403,170. Pursuant to the terms of the Notes, the principal balance beared simple interest at a rate equal to 1% per annum and the Note was due on or before December 31, 2018. The principal and interest due pursuant to the Note was paid in full in March of 2018. Dr. Kayyem is a member of our board of directors.

In April 2018, pursuant to the terms of the Limited Partnership Agreement of Inhibrx, LP, dated January 21, 2015, as amended, immediately prior to and in connection with the consummation of the Merger, each Class I Partner’s partnership interest in Inhibrx, LP was automatically reduced by 20% and distributed to Efficacy Capital, LLC, Inhibrx, LP’s General Partner. As a result, an aggregate of 1,209,873 Class I partnership units were distributed to Efficacy Capital, LLC, which represents an aggregate value of approximately $6,533,314. Mr. Lappe is the general partner of Efficacy Capital, LLC, our Chief Executive Officer and a member of our board of directors.

Merger

In April 2018, in connection with the Merger, we issued an aggregate of 31,555,556 shares of our common stock, 2,666,667 shares of our Series Mezzanine 1 Preferred Stock and 2,222,222 shares of our Series Mezzanine 2 Preferred Stock to the partners and members of the Target Parties in exchange for each member or partner’s membership or partnership unit interest, as applicable, in the Target Parties. No cash was exchanged as consideration between the Company and its equity holders in connection with the Merger.

Each share of our Series Mezzanine 1 Preferred Stock and Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. See the section titled “Merger and Financing–Merger” for additional information.

The following table summarizes the shares of capital stock issued to our directors, executive officers and holders of more than 5% of our capital stock and their affiliates in connection with the Merger.

Name	Number of shares of Common Stock issued	Number of shares of Series Mezzanine 1 Preferred Stock issued		Number of shares of Series Mezzanine 2 Preferred Stock issued
Mark P. Lappe(1)	5,474,835	—		—
The Jon F. Kayyem and Paige Gates-Kayyem Family Trust(2)	5,903,103	—		—
Brendan P. Eckelman, Ph.D.(3)	4,779,969	—		—
Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001(4)	896,626	—		—
Klaus W. Wagner, M.D., Ph.D.(5)	679,956	—		—
Quinn L. Deveraux, Ph.D.(6)	4,779,969	—		—
LAV Summit Limited(7)	—	2,666,667	(8)	—
Entities affiliated with RA Capital Fund(9)	—	—		2,222,222	(8)

(1)

Includes (i) 2,363,860 shares of common stock issued to Efficacy Capital, LLC, which were subsequently transferred to the Lappe Family Trust, (ii) 3,007,617 shares of common stock issued to Mr. Lappe, which were subsequently transferred to the Lappe Family Trust and (ii) 103,358 shares of common stock issued to the Mark Paul Lappe Roth IRA. Mr. Lappe is our Chief Executive Officer and a member of our board of directors. Mr. Lappe is the general partner of Efficacy Capital, LLC, a trustee the Lappe Family Trust and the beneficiary of the Mark Paul Lappe Roth IRA.

(2)

Includes 5,903,103 shares of common stock issued to The Jon F. Kayyem and Paige Gates-Kayyem Family Trust. Mr. Kayyem is a member of our board of directors and a trustee of The Jon F. Kayyem and Paige Gates-Kayyem Family Trust.

(3)	Dr. Eckelman is our Chief Scientific Officer and a member of our board of directors.
(4)

Includes 896,626 shares of common stock issued to Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001. Mr. Forsyth is a member of our board of directors and a co-trustee of the Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001.

(5)	Dr. Wagner is our Chief Medical Officer.
(6)	Dr. Deveraux is a holder of more than 5% of our capital stock.
(7)	Ms. Li is a member of our board of directors and a partner of LAV Biosciences Fund IV, L.P., which wholly owns LAV. LAV is a beneficial holder of more than 5% of our capital stock.
(8)

Reflects the number of shares issued at the time of the Merger. Please see the section titled “Equity Financing Following the Merger–Mezzanine Financing” below for more information relating to the additional shares issued to each of LAV and the entities affiliated with RA Capital in September 2018 in connection with the Series Mezzanine 2 Preferred Stock price reduction.

(9)

Includes (i) 1,811,111 shares of Series Mezzanine 2 Preferred Stock issued to RA Capital Fund and (ii) 411,111 shares of Series Mezzanine 2 Preferred Stock issued to the Account. RA Capital Management is the general partner of RA Capital Fund and the investment advisor to the Account. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Fund is a beneficial holder of more than 5% of our capital stock.

Equity Financing Following the Merger

Mezzanine Financing

In May 2018, after the consummation of the Merger, we entered into a Series Mezzanine 2 Preferred Stock Purchase Agreement with certain accredited investors listed therein, or the Prior Investors, and issued an aggregate of 804,439 shares of our Series Mezzanine 2 Preferred Stock at $11.25 per share for an aggregate purchase price of approximately $9.1 million.

In September 2018, we entered into the Amended and Restated Series Mezzanine 2 Preferred Stock Purchase Agreement, as amended, or the Restated Purchase Agreement, whereby we reduced the price per share of the Series Mezzanine 2 Preferred Stock from $11.25 to $6.98. Pursuant to the Restated Purchase Agreement, in September 2018 and October 2018, we issued an aggregate of 1,636,492 shares of our Series Mezzanine 2 Preferred Stock at $6.98 per share for an aggregate purchase price of approximately $11.4 million. In connection with the Series Mezzanine 2 Preferred Stock price reduction as contemplated by the Restated Purchase Agreement, we issued additional shares of Series Mezzanine 2 Preferred Stock to each Prior Investor such that each Prior Investor would receive the aggregate number of shares of Series Mezzanine 2 Preferred Stock had he or she purchased the Series Mezzanine 2 Preferred Stock at the reduced price per share.

In December 2018, we amended the Restated Purchase Agreement to extend the deadline for additional closings from November 15, 2018 to the earlier of (i) February 28, 2019 or (ii) the closing of an underwritten initial public offering. Each share of our Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering. See section titled “Merger and Financing–Financing” for additional information.

The following table summarizes the Series Mezzanine 2 Preferred Stock purchased by our directors, executive officers and holders of more than 5% of our capital stock and the aggregate purchase price paid for such stock.

Name	Number of shares of Series Mezzanine 2 Preferred Stock purchased(1)	Aggregate purchase price ($)
Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001(2)	143,266	$1,000,000
Entities affiliated with RA Capital Fund(3)	117,868	$822,719

(1)	Aggregate share amounts reflect the shares the Prior Investors would have received had they purchased the Series Mezzanine 2 Preferred Stock at the reduced price per share of $6.98.
(2)

Includes 143,266 shares of Series Mezzanine 2 Preferred Stock issued to the Doug G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001. Mr. Forsyth is a member of our board of directors and a co-trustee of the Doug G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001.

(3)

Includes (i) 98,019 shares of Series Mezzanine 2 Preferred Stock issued to RA Capital Fund and (ii) 19,849 shares of Series Mezzanine 2 Preferred Stock issued to the Account. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Fund is a beneficial holder of more than 5% of our capital stock.

In September 2018, in connection with the Preferred Stock price reduction, and pursuant to the Merger Agreement (as defined in the section titled “Merger and Financing—Merger”), we issued additional shares of Series Mezzanine 1 Preferred Stock to LAV and additional shares of Series Mezzanine 2 Preferred Stock to RA Capital Fund and the Account. Pursuant to the Merger Agreement, in the event that we sold shares of either series of Series Mezzanine Preferred Stock at a price per share less than $11.25 after the effective date of the Merger, we agreed to issue additional shares of Series Mezzanine 1 Preferred Stock to LAV and shares of Series Mezzanine 2 Preferred Stock to each of RA Capital Fund and the Account. As a result, we issued an additional 1,632,652 shares of Series Mezzanine 1 Preferred Stock to LAV and 1,108,843 and 251,701 shares of Series Mezzanine 2 Preferred Stock to RA Capital Fund and the Account, respectively. As of October 31, 2018 and upon closing of the Merger, LAV and RA Capital Fund were each beneficial holders of more than 5% of our capital stock.

The following table summarizes the aggregate shares of capital stock issued our directors, executive officers and holders of more than 5% of our capital stock and their affiliates in connection with the Series Mezzanine 2 Preferred Stock price reduction, pursuant to the Merger Agreement.

Name	Number of shares of Series Mezzanine 1 Preferred Stock issued	Number of shares of Series Mezzanine 2 Preferred Stock issued	Aggregate value ($)
LAV Summit Limited(1)	1,632,652	—	$11,395,911
Entities affiliated with RA Capital Fund(2)	—	1,360,544	$9,496,597

(1)	Ms. Li is a member of our board of directors and a partner of LAV Biosciences Fund IV, L.P., which wholly owns LAV. LAV is a holder of more than 5% of our capital stock.
(2)

Includes an aggregate of (i) 1,108,843 shares of Series Mezzanine 2 Preferred Stock issued to RA Capital Fund and (ii) 251,701 shares of Series Mezzanine 2 Preferred Stock issued to the Account. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Fund is a beneficial holder of more than 5% of our capital stock.

Agreements with Stockholders

Investors’ Rights Agreement

We entered into the Investors’ Rights Agreement with certain holders of our capital stock and the purchasers of our outstanding convertible preferred stock, including our directors, executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors, executive officers and holders of more than 5% of our capital stock are affiliated. The Investors’ Rights Agreement provides these holders the right, following the date that is 180 days after the date of this prospectus, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

The following table summarizes our directors, executive officers and beneficial holders of more than 5% of our capital stock and their affiliates who are parties to the Investors’ Rights Agreement.

Name
Mark P. Lappe(1)
The Jon F. Kayyem and Paige Gates-Kayyem Family Trust(2)
Brendan P. Eckelman, Ph.D.(3)
Doug G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001(4)
Margery B. Fischbein Separate Property Trust, dated September 4, 2009(5)
Klaus W. Wagner, M.D., Ph.D.(6)
Quinn L. Deveraux, Ph.D.(7) LAV Summit Limited(8)
Entities affiliated with RA Capital Fund(9)

(1)

Each of the Lappe Family Trust and the Mark Paul Lappe Roth IRA are parties to the Investors’ Rights Agreement. Mr. Lappe is our Chief Executive Officer, a member of our board of directors, a trustee of the Lappe Family Trust and the beneficiary of the Mark Paul Lappe Roth IRA.

(2)	Mr. Kayyem is a member of our board of directors and a trustee of The Jon F. Kayyem and Paige Gates-Kayyem Family Trust.
(3)	Dr. Eckelman is our Chief Scientific Officer and a member of our board of directors.
(4)	Mr. Forsyth is a member of our board of directors and a co-trustee of the Doug G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001.
(5)	Ms. Fischbein is a member of our board of directors and the trustee of the Margery Fischbein Property Trust, dated September 4, 2009.
(6)	Dr. Wagner is our Chief Medical Officer.
(7)	Dr. Deveraux is a holder of more than 5% of our capital stock.
(8)	Ms. Li is a member of our board of directors and a partner of LAV Biosciences Fund IV, L.P., which wholly owns LAV. LAV is a holder of more than 5% of our capital stock.
(9)

Each of RA Capital Fund and the Account are parties to the Investors’ Rights Agreement. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Fund is a beneficial holder of more than 5% of our capital stock.

Right of First Refusal and Co-Sale Agreement

We entered into a right of first refusal and co-sale agreement, dated April 30, 2018, or the Co-Sale Agreement, with all holders of our capital stock, including our directors, executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors, executive officers and holders of greater than 5% of our capital stock are affiliated. The Co-Sale Agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the Co-Sale Agreement will terminate. See the section titled “Description of Capital Stock—Right of First Refusal and Co-Sale Agreement” for additional information.

The following table summarizes our directors, executive officers and holders of more than 5% of our capital stock and their affiliates who are parties to the Co-Sale Agreement.

Name
Mark P. Lappe(1)
The Jon F. Kayyem and Paige Gates-Kayyem Family Trust(2)
Brendan P. Eckelman, Ph.D.(3)
Doug G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001(4)
Margery B. Fischbein Separate Property Trust, dated September 4, 2009(5)
Klaus W. Wagner, M.D., Ph.D.(6)
Quinn L. Deveraux, Ph.D.(7)
LAV Summit Limited(8)
Entities affiliated with RA Capital Fund(9)

(1)

Each of the Lappe Family Trust and the Mark Paul Lappe Roth IRA are parties to the Co-Sale Agreement. Mr. Lappe is our Chief Executive Officer, a member of our board of directors, a trustee of the Lappe Family Trust and the beneficiary of the Mark Paul Lappe Roth IRA.

(2)	Mr. Kayyem is a member of our board of directors and a trustee of The Jon F. Kayyem and Paige Gates-Kayyem Family Trust.
(3)	Dr. Eckelman is our Chief Scientific Officer and a member of our board of directors.
(4)	Mr. Forsyth is a member of our board of directors and a co-trustee of the Doug G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust Dated July 20, 2001.

(5)	Ms. Fischbein is a member of our board of directors and the trustee of the Margery Fischbein Property Trust, dated September 4, 2009.
(6)	Dr. Wagner is our Chief Medical Officer
(7)	Dr. Deveraux is a holder of more than 5% of our capital stock.
(8)	Ms. Li is a member of our board of directors and a partner of LAV Biosciences Fund IV, L.P., which wholly owns LAV. LAV is a holder of more than 5% of our capital stock.
(9)

Each of RA Capital Fund and the Account are parties to the Co-Sale Agreement. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Fund is a beneficial holder of more than 5% of our capital stock.

Director and Executive Officer Compensation

Please see the section titled “Executive and Director Compensation” for a discussion of payments and options granted to our named executive officers and non-employee directors.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section titled “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table.”

Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance

In connection with this offering, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon completion of this offering will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated bylaws also requires us to advance expenses incurred by our directors and officers, subject to limited exceptions. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers. For further information, see the section titled “Executive and Director Compensation—Limitation of Liability and Indemnification Matters.”

Stock option grants to executive officers and directors

We have granted stock options to our executive officers and certain of our directors as more fully described in the section titled “Executive and Director Compensation.”

Policies and Procedures for Related Party Transactions

In connection with this offering, we have adopted a written policy, effective upon completion of this offering, that requires all future transactions between us and any director, executive officer, holders of more than 5% of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2018, and as adjusted to reflect the sale of our common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially own more than 5% of our common stock.

The number of shares of our common stock beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 31, 2018, through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 42,370,690 shares of our common stock outstanding as of December 31, 2018, which reflects the assumed conversion of all outstanding shares of our convertible preferred stock into an aggregate of 10,815,134 shares of our common stock. Shares of our common stock that a person has the right to acquire within 60 days of December 31, 2018, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Before Offering	After Offering
5% or Greater Stockholders
LAV Summit Limited(2)	4,299,319	10.1%		%
Entities affiliated with RA Capital Fund(3)	3,700,634	8.7%		%
Quinn L. Deveraux, Ph.D.(4)	4,779,969	11.3%		%

Named Executive Officers and Directors
Mark P. Lappe(5)	5,474,835	12.9%		%
Brendan P. Eckelman, Ph.D.(6)	4,779,969	11.3%		%
Jon Faiz Kayyem, Ph.D.(7)	5,903,103	13.9%		%
Margery B. Fischbein(8)	14,326	* %		%
Douglas G. Forsyth(9)	1,039,892	2.5%		%
Judith Li(2)	4,299,319	10.1%		%
Klaus W. Wagner, M.D., Ph.D.(10)	679,956	1.6%		%
All current executive officers and directors as a group (7 persons)(11)	22,191,400	52.4%		%

*	Indicates beneficial ownership of less than 1%.
(1)	Unless otherwise indicated, the address for each beneficial owner listed is c/o Inhibrx, Inc., 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037.
(2)

Consists of 4,299,319 shares of common stock issuable upon the conversion of 4,299,319 shares of Series Mezzanine 1 Preferred Stock held by LAV, which is wholly owned by LAV Biosciences Fund IV, L.P. LAV GP IV, L.P. is the General Partner of LAV Biosciences Fund IV, L.P. The Managing Partner of LAV

GP IV, L.P. is Yi Shi. Dr. Shi disclaims beneficial ownership of the shares held by LAV, except to the extent of his pecuniary interest therein. Ms. Li, a member of our board of directors, is a partner at Lilly Asia Ventures, the general partner of LAV. LAV is a holder of more than 5% of our capital stock. Ms. Li disclaims beneficial ownership of the shares held by LAV, except to the extent of her pecuniary interest therein. The address for LAV is Unit 1109-10, Two Chinachem Central, 26 Des Voeux Road Central, Hong Kong.
(3)

Consists of (i) 3,017,973 shares of common stock issuable upon the conversion of 3,017,973 shares of Series Mezzanine 2 Preferred Stock held by RA Capital Fund and (ii) 682,661 shares of common stock issuable upon the conversion of 682,661 shares of Series Mezzanine 2 Preferred Stock held by the Account. The managing member of RA Capital Management is Peter Kolchinsky. RA Capital Management and Peter Kolchinsky may be deemed to have voting and investment power over the shares held by RA Capital Fund and the Account. RA Capital Management and Peter Kolchinsky disclaim beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address for the individual and entities listed above is 20 Park Plaza, Suite 1200, Boston, Massachusetts 02116.

(4)	Consists of 4,779,969 shares of common stock.
(5)	Consists of (i) 5,371,477 shares of common stock held by The Lappe Family Trust and (ii) 103,358 shares of common stock held by The Mark Paul Lappe Roth IRA.
(6)	Consists of 4,779,969 shares of common stock.
(7)	Consists of 5,903,103 shares of common stock held by The Jon F. Kayyem and Paige Gates-Kayyem Family Trust.
(8)

Consists of 14,326 shares of common stock issuable upon the conversion of 14,326 shares of Series Mezzanine 2 Preferred Stock held by the Margery B. Fischbein Separate Property Trust dated September 4, 2009.

(9)

Consists of (i) 896,626 shares of common stock held by the Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees, Dated July 20, 2001, and (ii) 143,266 shares of common stock issuable upon the conversion of 143,266 shares of Series Mezzanine 2 Preferred Stock held by the Douglas G. Forsyth and Rosanna Forsyth as Co-Trustees of the Forsyth Family Trust, Dated July 20, 2001.

(10)	Consists of 679,956 shares of common stock.
(11)	See footnote 2 and footnotes 5 through 9.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.0001 per share, and                 shares of preferred stock, par value $0.0001 per share, all of which will be undesignated, and there will be                  shares of common stock outstanding and no shares of preferred stock outstanding. As of November 30, 2018, we had approximately 94 record holders of our capital stock. All of our outstanding shares of convertible preferred stock will automatically convert into shares of our common stock immediately prior to the completion of this offering.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and convertible preferred stock reflect the content of the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any convertible preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any convertible preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of convertible preferred stock that we may designate and issue in the future. Except as described under “Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated bylaws.

Preferred Stock

Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of                  shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also the sections titled “Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of convertible preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.

Stock Options

As of September 30, 2018, there were no options to purchase shares of our common stock outstanding. On November 26, 2018 and December 3, 2018, we issued an aggregate of 3,028,000 options to purchase shares of our common stock.

Registration Rights

In connection with the Merger (as defined in the section titled “Merger and Financing–Merger” of this prospectus), we entered into the Investors’ Rights Agreement with certain holders of our capital stock. Investors in the Mezzanine Financing became party to the Investors’ Rights Agreement upon completion of their respective investments. Pursuant to the Investors’ Rights Agreement, certain holders of our capital stock are entitled to customary information rights, pre-emptive rights, voting arrangements entitling LAV to designate a member of the board of directors and certain most favored investor rights favoring LAV. These information, pre-emptive and voting rights will terminate upon completion of this offering.

Under the Investors’ Rights Agreement, holders of registrable shares can demand that we file a registration statement or request that their registrable shares be included on a registration statement that we are otherwise filing, in either case, registering their registrable shares for resale. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a requested S-1 registration within 90 days before or 180 days following any offering of our securities, including this offering, or a requested S-3 registration within 30 days before or 90 days following any offering of our securities, including this offering.

The shares of common stock held by these holders (assuming full completion and subscription of the Mezzanine Financing (as defined in the section titled “Merger and Financing–Financing” of this prospectus) and conversion of all shares of our Series Mezzanine 1 and 2 Preferred Stock upon completion of the offering), or the registrable shares, will represent                 approximately          % of our outstanding common stock after this offering, or          % if the underwriters exercise their option to purchase additional shares in full. The registrable shares also may be sold under Rule 144 under the Securities Act depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

These registration rights will terminate upon the earlier of (i) the date on which all registrable shares may be sold in compliance with Rule 144 or other similar exemption under the Securities Act, (ii) the closing of certain liquidation events, or (iii) the first anniversary of the closing date of this offering.

Right of First Refusal and Co-Sale Agreement

In connection with the Merger, we entered into the Co-Sale Agreement with certain holders of our capital stock. Investors in the Mezzanine Financing became party to the Co-Sale Agreement upon completion of their respective investments. The Co-Sale Agreement will terminate upon the completion of this offering.

Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Upon completion of this offering, our board will be divided into three classes serving three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.

No Written Consent of Stockholders

Our amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders

Our amended and restated bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our amended and restated bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the amended and restated bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Bylaws and Certificate of Incorporation

As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our amended and restated bylaws and amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Preferred Stock

As noted above, our amended and restated certificate of incorporation provides for                  authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, unless we otherwise consent. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Nasdaq Global Market Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “INBX.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be                . The transfer agent and registrar’s address is                .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon the completion of this offering, based on the number of shares of our common stock outstanding as of September 30, 2018, and assuming (1) the conversion of our outstanding convertible preferred stock into common stock, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) the issuance of 2,983,197 shares of Series Mezzanine 2 Preferred Stock in additional closings occurring after September 30, 2018 pursuant to the Mezzanine Financing and (4) no exercise of outstanding options granted following September 30, 2018. Of these shares, all of the                  shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market
shares, or %	On the date of this prospectus
shares, or %	180 days after the date of this prospectus, due to lock-up agreements between the holders of these shares and the underwriters. However, the representatives of the underwriters, acting together, can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and substantially all of our other securityholders of convertible, or the Subject Holders, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of the final prospectus, or the Lock-Up Period, except for certain exceptions. In addition, except with the prior written consent of Evercore Group L.L.C. and Barclays Capital Inc., as the representatives of the underwriters, the Subject Holders will not, during the Lock-Up Period, make any demand for or exercise any right with respect to the registration of any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to certain exceptions. The representatives of the underwriters have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See the section titled “Underwriting.”

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 10b5-1 Trading Plans

Certain of our officers, directors and significant securityholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or securityholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or securityholder in connection with this offering.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately                 shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of November 30, 2018, the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to above, if applicable).

2017 Equity Incentive Plan

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2017 Plan. We expect to file this registration statement as soon as practicable after the completion of this offering and that this registration statement will be effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Registration Rights

As of December 31, 2018, holders of 44,089,887 shares of our common stock, including shares of common stock issuable upon the conversion of our convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME AND

ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date of this prospectus. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers of or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	certain U.S. expatriates, citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	real estate investment trusts or regulated investment companies;

•	pension plans;

•	partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities);

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	integral parts or controlled entities of foreign sovereigns;

•	tax-qualified retirement plans;

•	controlled foreign corporations;

•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

•	persons that acquire our common stock as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes, not a “U.S. person,” not a partnership, and not an entity disregarded from its owner. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity classified for U.S. federal income tax purposes as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As discussed under “Dividend Policy,” above, we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock.” Any such distributions would be subject to the discussions below regarding back-up withholding and the Foreign Account Tax Compliance Act, or FATCA.

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number), IRS Form W-8-BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items;

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes, a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market and such Non-U.S. Holder does not, actually or constructively, hold more than five percent of our common stock at any time during the applicable period that is specified in the Code. If the foregoing exception does not apply, then if we are or were to become a USRPHC a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock and such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code).

Backup Withholding and Information Reporting

Generally, we must file information returns annually to the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was withheld. A similar report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

FATCA, imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. The law imposes a 30% withholding tax on dividends from, and subject to the recently proposed Treasury regulation described below, beginning January 1, 2019, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. The United States Treasury recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Federal Estate Tax

Common stock we have issued that is owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Evercore Group L.L.C. and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Evercore Group L.L.C.
Barclays Capital Inc.
Nomura Securities International, Inc.
Raymond James & Associates, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or selling agents.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, payable by us are estimated to be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $            .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and our executive officers, directors, and holders of substantially all of our securityholders have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Evercore Group L.L.C. and Barclays Capital Inc. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Nasdaq Global Market Listing

We intend to apply to list the shares of our common stock on the Nasdaq Global Market under the symbol “INBX.”

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue,

•	the present state of our development,

•	the likelihood of approval for our therapeutic candidates, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, which has implemented the Prospectus Directive (each a “Relevant Member State”), no offer of shares which are the subject of the offering has been, or will be made to the public in that Relevant Member State, other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or the underwriters or their respective affiliates to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Relevant Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the underwriters and the Company that (1) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the underwriters or their respective affiliates to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters nor their respective affiliates have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters or their respective affiliates to publish a prospectus under the Prospectus Directive for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who, in addition to being “qualified investors” (as defined in the Prospectus Directive), are (i) persons who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) persons who are high net worth body corporates, unincorporated associations or partnerships or the trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order or (iii) other persons to whom such document or offer may otherwise be lawfully communicated (all such persons together being referred to as, “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will only be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Diego, California. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., or Mintz, and attorneys at Mintz beneficially own shares of our common stock and shares of our Series Mezzanine 2 Preferred Stock, representing approximately 0.025% of our outstanding common stock on a fully diluted basis as of November 30, 2018 and 0.027% of our outstanding common stock on a fully diluted basis as of November  30, 2018, respectively.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2016 and for each of the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. Our website address is www.inhibrx.com. Upon the completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Inhibrx, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Inhibrx, Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, convertible preferred stock, redeemable non-controlling interests, predecessor’s equity (deficit), and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2018.

San Diego, California

January 4, 2019

Inhibrx, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	As of December 31, 2016	As of December 31, 2017	As of September 30, 2018	Pro Forma as of September 30, 2018
Assets			(unaudited)
Current assets
Cash	$20,025	$13,470	$2,965	$2,965
Accounts receivable	—	140	2,371	2,371
Prepaid expenses and other current assets	383	1,275	2,151	2,151
Notes receivable, related party	—	556	—	—

Total current assets	20,408	15,441	7,487	7,487
Property and equipment, net	864	1,805	2,159	2,159

Total assets	$21,272	$17,246	$9,646	$9,646

Liabilities, convertible preferred stock, redeemable non-controlling interests, and predecessor’s/stockholders’ equity (deficit)
Current liabilities
Accounts payable	$167	$775	$7,587	$7,587
Accrued expenses	766	2,607	2,074	2,074
Current portion of long-term debt, net of discount	4,257	5,166	5,731	5,731
Other current liabilities	90	372	3,749	3,749

Total current liabilities	5,280	8,920	19,141	19,141
Non-current portion of debt, net of current portion and including final payment fee	14,661	9,494	5,122	5,122
Other non-current liabilities	92	201	246	246

Total liabilities	20,033	18,615	24,509	24,509
Commitments and contingencies (Note 9)
Convertible preferred stock, $0.0001 par value; no shares authorized or issued as of December 31, 2016 or 2017; 15,765,000 shares authorized as of September 30, 2018 (unaudited); 9,551,134 shares issued and outstanding as of September 30, 2018 (unaudited); no shares issued as of September 30, 2018, pro forma (unaudited). Liquidation preferences of $67.8 million as of September 30, 2018 (unaudited)	—	—	38,708	—
Redeemable non-controlling interest, 5,265,188 units issued and outstanding as of December 31, 2017; liquidation preferences of $31.1 million as of December 31, 2017; no units issued or outstanding, pro forma as of September 30, 2018 (unaudited)	—	21,051	—	—
Predecessor’s/stockholders’ equity (deficit)
Common stock, $0.0001 par value, no shares authorized or issued as of December 31, 2016 and 2017; 55,000,000 shares authorized, 31,555,556 issued and outstanding as of September 30, 2018 (unaudited); 41,106,690 shares issued and outstanding as of September 30, 2018, pro forma (unaudited)	—	—	3	4
Additional paid-in-capital	—	—	(40,130)	(1,423)
Predecessor’s deficit	(9,247)	(28,771)	—	—
Non-controlling interest	10,486	6,351	—	—
Accumulated deficit	—	—	(13,444)	(13,444)

Total predecessor’s/stockholders’ equity (deficit)	1,239	(22,420)	(53,571)	(14,863)

Total liabilities, convertible preferred stock, redeemable non-controlling interests, and predecessor’s/stockholders’ equity (deficit)	$21,272	$17,246	$9,646	$9,646

The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Revenue:
License fee revenue	$6,667	$7,950	$7,838	$5,500
Grant revenue	—	441	272	826

Total revenue	6,667	8,391	8,110	6,326
Operating expenses:
Research and development	16,992	25,510	18,221	28,774
General and administrative	1,821	2,609	1,729	2,983

Total operating expenses	18,813	28,119	19,950	31,757

Loss from operations	(12,146)	(19,728)	(11,840)	(25,431)
Other income (expense):
Interest expense, net	(759)	(2,126)	(1,650)	(1,183)
Other income, net	20	24	24	54

Total other income (expense)	(739)	(2,102)	(1,626)	(1,129)

Loss before income tax expense	(12,885)	(21,830)	(13,466)	(26,560)
Provision for income taxes	—	250	250	50

Net loss	(12,885)	(22,080)	(13,716)	(26,610)
Accretion to redemption value of redeemable non-controlling interest	—	(1,235)	(693)	(737)
Less: net loss attributable to non-controlling interest	4,616	3,873	2,866	595

Net loss attributable to Inhibrx, Inc.	$(8,269)	$(19,442)	$(11,543)	$(26,752)

Net loss per share attributable to Inhibrx, Inc., basic and diluted	$(0.26)	$(0.62)	$(0.37)	$(0.85)

Weighted-average shares outstanding used in computing net loss per share, basic and diluted	31,556	31,556	31,556	31,556

Pro forma net loss per share, basic and diluted (unaudited)		$(0.53)		$(0.72)

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)		36,445		36,915

The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.

Consolidated Statements of Convertible Preferred Stock, Redeemable Non-Controlling Interests,

Predecessor’s Equity (Deficit), and Stockholders’ Equity (Deficit)

(In thousands)

	Convertible Preferred Stock (Shares)	Convertible Preferred Stock (Amount)	Redeemable Non- Controlling Interests	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Predecessor’s Equity (Deficit)	Non- Controlling Interests	Total Stockholders’ Equity (Deficit)
Balance as of December 31, 2015	—	$—	$—	—	$—	$—	$—	$(1,589)	$102	$(1,487)
Stock-based compensation expense	—	—	—	—	—	—	—	552	—	552
Predecessor contributions	—	—	—	—	—	—	—	—	15,000	15,000
Issuance of profit interest units in connection with debt financing	—	—	—	—	—	—	—	59	—	59
Net loss	—	—	—	—	—	—	—	(8,269)	(4,616)	(12,885)

Balance as of December 31, 2016	—	—	—	—	—	—	—	(9,247)	10,486	1,239
Stock-based compensation expense	—	—	—	—	—	—	—	1,184	—	1,184
Predecessor contributions	—	—	19,917	—	—	—	—	—	—	—
Predecessor distributions	—	—	(363)	—	—	—	—	(1,266)	—	(1,266)
Accretion of redeemable non-controlling interests	—	—	1,235	—	—	—	—	(1,235)	—	(1,235)
Net loss	—	—	262	—	—	—	—	(18,207)	(4,135)	(22,342)

Balance as of December 31, 2017	—	—	21,051	—	—	—	—	(28,771)	6,351	(22,420)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	2,145	—	2,145
Predecessor distributions (unaudited)	—	—	(125)	—	—	—	—	(450)	—	(450)
Net loss prior to Merger (unaudited)	—	—	125	—	—	—	—	(12,571)	(720)	(13,291)
Accretion of redeemable non-controlling interests (unaudited)	—	—	737	—	—	—	—	(737)	—	(737)
Preferred and common shares issued upon Merger (unaudited)	4,889	27,160	(21,788)	31,556	3	(40,130)	—	40,384	(5,631)	(5,374)
Issuance of Mezzanine Preferred Stock (unaudited)	1,177	11,548	—	—	—	—	—	—	—	—
Additional shares issued pursuant to the Anti-dilution terms of Mezzanine Preferred Stock (unaudited)	3,485	—	—	—	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	(13,444)	—	—	(13,444)

Balance as of September 30, 2018 (unaudited)	9,551	$38,708	$—	31,556	$3	$(40,130)	$(13,444)	$—	$—	$(53,571)

The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities:
Net loss	$(12,885)	$(22,080)	$(13,716)	$(26,610)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	253	399	272	477
Accretion of debt discount and non-cash interest expense	255	746	578	413
Stock-based compensation expense	552	1,184	767	2,145
Changes in operating assets and liabilities
Accounts receivable	—	(140)	(48)	(2,231)
Prepaid expenses and other current assets	(300)	(892)	(843)	(807)
Other assets	—	(556)	(555)	556
Accounts payable	68	608	882	6,749
Accrued expenses and other current liabilities	646	1,869	837	3,095
Deferred revenue	(6,667)	—	113	—
Other liabilities	(30)	110	(30)	45

Net cash used in operating activities	(18,108)	(18,752)	(11,743)	(16,168)

Cash flows from investing activities:
Purchase of fixed assets	(215)	(1,340)	(1,111)	(831)

Net cash used in investing activities	(215)	(1,340)	(1,111)	(831)

Cash flows from financing activities:
Predecessor contributions	15,000	20,000	20,000	—
Costs related to predecessor contributions	—	(84)	(84)	—
Deferred offering costs paid	—	—	—	(69)
Proceeds from the issuance of preferred stock	—	—	—	11,653
Costs associated with the issuance of preferred stock	—	—	—	(42)
Predecessor distributions	—	(1,375)	(1,263)	(828)
Proceeds from issuance of debt	15,000	—	—	—
Payment of fees associated with debt	(300)	—	—	—
Repayment of debt	(932)	(5,004)	(3,656)	(4,220)

Net cash provided by financing activities	28,768	13,537	14,997	6,494

Net increase (decrease) in cash and restricted cash	10,445	(6,555)	2,143	(10,505)
Cash and restricted cash:
Beginning of period	$9,580	$20,025	$20,025	$13,470

End of period	$20,025	$13,470	$22,168	$2,965

Supplemental disclosure of cash flow information:
Cash paid for interest	$454	$1,369	$1,050	$781
Cash paid for income taxes	$15	$252	$252	$21
Non-cash investing and financing activities:
Distributions payable	$—	$(253)	$—	$—
Issuance of profit interest units associated with debt	$(59)	$—	$—	$—
Accretion of redeemable non-controlling interests	$—	$1,235	$693	$737
Transaction costs payable for financing activities	$—	$—	$—	$(63)

The accompanying notes are an integral part of these consolidated financial statements.

Inhibrx, Inc.

Notes to Consolidated Financial Statements

(Information as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 is unaudited)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Inhibrx, Inc. (the “Company” or “Inhibrx”) is a clinical-stage biotechnology company focused on developing a broad pipeline of novel biologic therapeutic candidates. The Company combines a deep understanding of target biology with innovative protein engineering, proprietary technologies, and an integrative approach to research and development to design highly differentiated therapeutic candidates. The Company’s current pipeline is focused on oncology, infectious diseases and orphan diseases.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, risks associated with preclinical studies, clinical trials and regulatory applications, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. The Company’s therapeutic candidates currently under development will require significant additional research and development efforts, including clinical and preclinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

Basis of Presentation and Merger

Inhibrx was incorporated under the laws of the State of Delaware on November 17, 2017 under the name Tenium Therapeutics, Inc. In April 2018, the Company changed its name to Inhibrx, Inc. On April 30, 2018, it completed a series of transactions pursuant to which multiple entities merged with and into Inhibrx, Inc., with Inhibrx, Inc. continuing as the surviving corporation (the “Merger”). These entities consisted of Inhibrx, LP, Inhibrx 101, LP, Inhibrx 104, LP, INBRX 105, LP, INBRX 106, LP, INBRX 107, LP, INBRX 108, LP, INBRX 109, LP, INBRX 110, LP, INBRX 111, LP, INBRX 112, LP, each a limited partnership organized under the laws of the State of Delaware, and Inhibrx BioPharma, LLC, a limited liability company organized under the laws of the State of Delaware (collectively, the “Inhibrx Parties”). The Merger was a reorganization of entities under common control and accordingly, the consolidated financial statements were retroactively adjusted to reflect the Merger as of the beginning of the earliest period presented as common control existed for all periods presented. As appropriate for entities under common control, the historical consolidated financial statements of the Inhibrx Parties prior to the Merger became those of Inhibrx, Inc. In connection with the Merger, 31.5 million shares of common stock and 2.2 million and 2.6 million shares of Series Mezzanine 1 Preferred Stock, par value $0.0001 per share (the “Series Mezzanine 1”) and Series Mezzanine 2 Preferred Stock, par value $0.0001 per share (the “Series Mezzanine 2”), respectively, were issued in exchange for the outstanding partnership, membership and non-controlling interests of the Inhibrx Parties, as applicable.

The Company’s corporate structure presently consists of Inhibrx, Inc. and its wholly owned subsidiary, INBRX 103, LLC, which relates to the development of the Company’s CD47 checkpoint inhibitor (also referred to as “INBRX-103”) licensed by Celgene Corporation (“Celgene”). In connection with the Merger, the Company filed a certificate of incorporation and adopted bylaws, all of which were previously approved by the Company’s board of directors and stockholders. Pursuant to the Company’s certificate of incorporation, as amended, the Company is authorized to issue up to 55,000,000 shares of common stock $0.0001 par value per share and 15,765,000 shares of convertible preferred stock $0.0001 par value per share.

Prior to the Merger, a minority shareholder in certain subsidiaries of the Company had the right, at a certain time, to require the Company to acquire their ownership interest in those entities at a stated rate. The non-controlling interest subject to these arrangements was included in temporary equity as redeemable non-controlling interest, and was accreted to its future redemption amount each reporting period with a corresponding adjustment to predecessor’s equity. Non-controlling interest amounts relating to the Company’s consolidated subsidiaries were included within the net loss attributable to non-controlling interests caption in its consolidated statements of operations and within the non-controlling interests caption in its consolidated balance sheets. After the merger and as of September 30, 2018, the redeemable non-controlling interest no longer exists.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.

Correction of Prior Year Errors

The Company made certain adjustments to the previously presented consolidated financial statements of one of the Inhibrx Parties, Inhibrx, LP, for the year ended December 31, 2017. The Company assessed the effect of the errors on prior periods’ financial statements in accordance with SAB No. 99, Materiality and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and based on quantitative and qualitative factors, determined that these errors were material to the Inhibrx, LP consolidated financial statements for the year ended December 31, 2017. As such, the Company has corrected Inhibrx, LP’s financial statements for this period.

The restatement resulted in an increase to total assets of $1.6 million for the year ended December 31, 2017 related to an increase in cash of $0.4 million as well as an increase to prepaid expense and other assets of $1.2 million. Total liabilities for the year ended December 31, 2017 increased by $3.2 million, which was largely a result of an increase in accrued expense of $2.1 million and adjustments to the carrying value of the Company’s debt of $0.6 million, as well as increases to other current and long-term liabilities of $0.5 million. Total predecessor’s equity for the year ended December 31, 2017 decreased by $1.6 million, largely related to an increase in interest expense associated with the Company’s debt of approximately $0.7 million.

Liquidity and Going Concern

From its inception through September 30, 2018, the Company devoted substantially all of its efforts to drug discovery and development and conducting preclinical studies. The Company has funded its operations primarily through borrowings under a loan and security agreement, as amended (“Loan Agreement”), with Oxford Finance LLC (“Oxford”) and multiple rounds of equity financing, including gross proceeds of approximately $19.7 million from the sale of its convertible preferred stock in May 2018, September 2018, October 2018, and December 2018 (see Note 4 for further discussion). Additionally, the Company has received payments from research grants and from collaboration arrangements. The Company has a limited operating history and the sales and income potential of the Company’s business and market are unproven. As of September 30, 2018, the Company was no longer operating as a partnership and had an accumulated deficit of $13.4 million and cash of approximately $3.0 million. The Company’s history of recurring losses and its anticipated expenditures for clinical development raise substantial doubt about the Company’s ability to continue as a going concern. See Note 1 for further information.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings or other sources, including potential collaborations, licenses and other similar arrangements. If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. Having insufficient funds may also require the Company to delay, scale back, or eliminate some or all of its development programs or relinquish rights to its technology on less favorable terms than it would otherwise choose. The foregoing actions and circumstances could materially impact the Company’s business, results of operations and future prospects.

Failure to obtain adequate financing when needed could adversely affect the Company’s ability to operate as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense. The Company’s most significant estimates relate to whether revenue recognition criteria have been met, accounting for development work and preclinical and clinical trials, and valuation allowances for the Company’s deferred tax assets. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2018, the consolidated statements of operations and cash flows for the nine months ended September 30, 2017 and 2018, and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2018, and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2018, and the results of its operations and its cash flows for the nine months ended September 30, 2017 and 2018. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2017 and 2018 are unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018 or any other interim periods, or any future year or period.

Unaudited Pro Forma Balance Sheet

Upon completion of the planned IPO, all of the shares of convertible preferred stock will convert into shares of common stock. Unaudited pro forma stockholders’ equity assumes the conversion of all outstanding convertible preferred stock into common stock as of the date of the most recent balance sheet presented. As of September 30, 2018, the convertible preferred stock will convert into approximately 9.6 million shares of common stock (see Note 4 for further discussion) with a $38.7 million adjustment to additional paid in capital upon completion of the IPO.

The unaudited pro forma information does not reflect any pro forma adjustments for common stock to be issued in conjunction with the IPO or any related estimated net proceeds.

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of accounts receivable, accounts payable, accrued expense, and its Loan Agreement with Oxford.

The carrying amounts of financial instruments such as accounts receivable, accounts payable, and accrued expense approximate their related fair values due to the short-term nature of these instruments. The carrying value of the Company’s long-term debt approximates its fair value due to the market rate of interest.

As of December 31, 2016 and 2017 and September 30, 2018, the Company has no financial assets measured at fair value on a recurring basis and none of the Company’s non-financial assets and liabilities were recorded at fair value on a non-recurring basis.

Cash and Restricted Cash

Cash is comprised of cash held in banks.

As of December 31, 2016, the Company had restricted cash of $0.2 million which was classified as a current asset on the consolidated balance sheet within its total cash balance. This restricted cash served primarily as collateral for corporate credit cards, all of which were cancelled in 2017. The Company had no cash designated as restricted cash as of December 31, 2017 or September 30, 2018.

Concentrations of Credit Risk

The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash balances due to the financial position of the depository institution in which those deposits are held.

The Company continually evaluates its accounts receivable for the potential exposure to a concentration of credit risk. The Company’s major customers, some of which account for significant balances in both accounts receivable and revenue, are generally large, credit-worthy biotechnology companies. The Company assesses the collectability of accounts receivable through a review of its current aging, as well as an analysis of its historical collection rate, general economic conditions, and credit status of its customers. As of September 30, 2018, all outstanding accounts receivable were deemed to be fully collectible, and therefore, no allowance for doubtful accounts was recorded.

The Company currently depends on third-party suppliers for key materials and services used in its research and development, as well as manufacturing processes, and is subject to certain risks related to the loss of these third-party suppliers or their inability to supply the Company with adequate materials and services. In August 2018, the Company entered into a strategic alliance with WuXi Biologics (Hong Kong), Limited, (“WuXi Biologics”) pursuant to which the Company agreed, for three years and subject to certain conditions, to exclusively use WuXi Biologics to manufacture its therapeutic candidates on a project-by-project basis. The Company does not control the manufacturing processes of the contract manufacturing organizations (“CMOs”) with whom it contracts, including WuXi Biologics, and are dependent on these third parties for the production of our therapeutic candidates in accordance with relevant regulations (such as cGMP), which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

Dividends

As of September 30, 2018, the Company has never declared or paid any dividends on its common stock. The Company currently intends to retain available cash for funding operations; therefore, it does not expect to pay any dividends in the foreseeable future.

Additionally, the provisions of the Loan Agreement limits, among other things, the ability to pay dividends and make certain other payments. Any future determination to pay dividends on the Company’s common stock will be at the discretion of the Company’s board of directors and will depend upon, among other factors, the results of operations, financial condition, capital requirements, contract restrictions, business prospects and other factors the board of directors may deem relevant.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The Company estimates useful lives as follows: machinery and equipment: three to five years; furniture and fixtures: three to five years; and computer software: four to five years.

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are expensed in the periods incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon future cash flows or appraised values, depending on the nature of the asset. The Company recognized no impairment losses during any of the periods presented within its financial statements.

Leases

Leases are reviewed and classified as capital or operating at their inception. The Company records rent expense associated with its operating lease on a straight-line basis over the term of the lease. The difference between rent payments and straight-line rent expense is recorded as deferred rent in accrued liabilities.

Fair Value Measurements

The Company determines the fair value measurements of applicable assets and liabilities based on a three-tier fair value hierarchy established by accounting guidance and prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

As of December 31, 2016, December 31, 2017 and September 30, 2018, the Company did not have any assets or liabilities measured at fair value presented on its balance sheets.

Deferred Financing Costs and Other Debt-Related Costs

Deferred financing costs are capitalized, recorded as an offset to debt balances and amortized to interest expense over the term of the associated debt instrument using the effective interest method. If the maturity of the debt is accelerated as a result of default or early debt repayment, the amortization would then be accelerated. Historically, amounts paid related to debt financing activities were presented in the balance sheet as a direct deduction from the debt liability.

Deferred IPO Costs

There were no deferred IPO costs capitalized as of December 31, 2016 or 2017. Deferred IPO costs of $1.0 million as of September 30, 2018 are capitalized and included within other assets on the consolidated balance sheet as of September 30, 2018. The deferred IPO costs will be offset against proceeds from the IPO upon the consummation of the IPO. In the event the IPO is terminated, all capitalized deferred IPO costs will be expensed.

Revenue Recognition

To date, the Company has generated revenue from its collaboration arrangements and licensing agreements with partners, as well as from grants from the National Institutes of Health (“NIH”) and from private not-for-profit organizations including Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator (“CARB-X”). Billings to customers or payments received from customers are included in other current liabilities on the balance sheet until all revenue recognition criteria are met.

Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The Company adopted ASC Topic 606 utilizing the modified retrospective method resulting in no material impact to our contracts that were not complete as of the date of adoption, and therefore no cumulative-effect adjustment was required to opening accumulated deficit. Accordingly, while results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606, all prior period amounts are not adjusted and continue to be reported under the accounting standards in effect during these prior periods.

Subsequent to the Adoption of ASC Topic 606 on January 1, 2018

Under ASC Topic 606, the Company recognizes revenue when, or as, the promised goods or services are transferred to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. To determine revenue recognition for arrangements the Company concludes are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the performance obligation(s) are satisfied. At contract inception, the Company assesses the goods or services promised within each contract, assesses whether each promised good or service is distinct and identifies those that are performance obligations. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when, or as, the performance obligation is satisfied.

Collaborative Research, Development, and License Agreements

The Company enters into collaborative agreements with partners that typically include one or more of the following: (i) license fees; (ii) nonrefundable up-front fees; (iii) payments for reimbursement of research costs; (iv) payments associated with achieving specific development, regulatory, or commercial milestones; and (v) royalties based on specified percentages of net product sales, if any. At the initiation of an agreement, the Company analyzes whether each unit of account results in a contract with a customer under ASC Topic 606 or in an arrangement with a collaborator subject to guidance under ASC Topic 808, Collaborative Arrangements (“ASC Topic 808”). The Company’s licensing arrangements are typically for functional intellectual property as it exists at a point in time, being the time that the license agreement is executed. The Company typically does not have an ongoing performance obligation to support or maintain the licensed intellectual property.

The Company considers a variety of factors in determining the appropriate estimates and assumptions under these arrangements, such as whether the elements are distinct performance obligations, whether there are observable stand-alone prices, and whether any licenses are functional or symbolic. The Company evaluates each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time. Typically, license fees, non-refundable upfront fees, and funding of research activities are considered fixed, while milestone payments are identified as variable consideration which must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price. The Company estimates the amount of variable consideration using the most likely amount, as milestone payments typically only have two possible outcomes. The Company recognizes revenue for sales-based royalty promised in exchange for the license of intellectual property only when the subsequent sale occurs.

The Company may allocate transaction price using a number of methods including estimating standalone selling price of performance obligations and using the residual approach when the standalone selling price of the license is highly variable or uncertain, and observable standalone selling prices exist for the other goods or services promised in the contract.

The Company’s existing collaborative agreements that were not complete on January 1, 2018 were considered under the implementation of ASC Topic 606 and consisted of research collaboration and licenses. As of September 30, 2018, all collaboration and license revenue were within the scope of ASC Topic 808 and/or ASC Topic 606 and recognized accordingly. See Note 6, License and Grant Revenue, for more information on the Company’s collaborative agreements and licenses.

Grant Revenue

The Company has been awarded multiple grants from the NIH as well as one grant from CARB-X. With respect to revenue derived from reimbursement of direct, out-of-pocket expenses for research and development costs associated with these grants, where the Company acts as a principal with discretion to choose suppliers, bears credit risk, and performs part of the services required in the transaction, the Company records revenue for the gross amount of the reimbursement. The costs associated with these reimbursements are reflected as a component of research and development expense in the consolidated statements of operations.

Since there is no transfer of control of good or services to the granting entities, the granting entities do not meet the definition of a “customer” as defined by ASC Topic 606 and therefore, these government grants and private not-for-profit institution grants are not within the scope of ASC Topic 606. Since the Company has concluded that these grants do meet the definition of a contribution and are indeed non-reciprocal transactions, the adoption of ASC Topic 606 had no impact on our accounting for grant revenue from governmental agencies or private institutions not considered customers.

Revenue from these grants are based upon internal costs incurred that are specifically covered by the grant, plus an additional rate that provides funding for overhead expenses. Revenue is recognized as the Company incurs expenses related to the grant which is consistent with the concept of transfer of control of a service over time under ASC Topic 606.

Prior to the Adoption of ASC Topic 606 on January 1, 2018

Prior to January 1, 2018, the Company recognized revenue in accordance with ASC Topic 605, Revenue Recognition (“ASC Topic 605”). The Company recognized revenue when all four of the following criteria were met: (1) there was persuasive evidence that an arrangement existed; (2) delivery of the products and/or services had occurred; (3) the selling price was fixed or determinable; and (4) collectability was reasonably assured. Amounts received prior to satisfying the revenue recognition criteria were recorded as deferred revenue.

Collaborative Agreements with Multiple Deliverables

The Company evaluated arrangements with multiple deliverables in accordance with ASC Topic 605-25. Revenue Recognition - Multiple-Element Arrangements. The Company would determine: (1) the deliverables included in the arrangement and (2) whether the individual deliverables represented separate units of accounting or whether they had to be accounted for as a combined unit of accounting. Deliverables were considered separate units of accounting provided that: (a) the delivered items had value to the customer on a standalone basis and (b) if the arrangement included a general right of return relative to the delivered items, delivery or performance of the undelivered items was considered probable and substantially in the Company’s control. In assessing whether an item had standalone value, the Company considered factors such as the research, manufacturing and commercialization capabilities of the partner and the availability of the associated expertise in the general marketplace. In addition, the Company considered whether the partner could use the other deliverables for their intended purpose without the receipt of the remaining elements, whether the value of the deliverable was dependent on the undelivered items and whether there were other vendors that could provide the undelivered elements.

Arrangement consideration that was fixed or determinable was allocated among the separate units of accounting using the relative selling price method. The Company used the following hierarchy of values to estimate the selling price of each deliverable: (1) vendor-specific objective evidence of fair value; (2) third-party evidence of selling price; and (3) best estimate of selling price. The Company would then apply the applicable revenue recognition criteria to each of the separate units of accounting in determining the appropriate period and pattern of recognition. If there was no discernible pattern of performance and/or objectively measurable performance measures did not exist, then the Company recognized revenue under the arrangement on a straight-line basis over the period the Company expected to perform according to the contract.

Licenses

If the license to the Company’s intellectual property was determined to be a separate unit of account, the Company recognized revenue allocated to the license when the license was delivered to the customer and the customer was able to use and benefit from the license. For licenses that were bundled with other deliverables, the Company utilized judgment to identify the deliverables and appropriate unit of account as well as determine the pattern and timing of revenue recognition whether the combined deliverables were satisfied over the period of performance or at a point in time and, if over the period of performance, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The Company evaluated the measure of progress each reporting period and, if necessary, adjusted the measure of performance and related revenue recognition.

Research and Development and Clinical Trial Accruals

Research and development costs are expensed as incurred and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on the Company’s behalf, pursuant to development and consulting agreements in place. The Company’s preclinical and clinical trials are performed by third party contract research organizations (“CROs”) and/or clinical investigators, and clinical supplies are manufactured by CMOs. Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. The Company accrues these expenses based upon its assessment of the status of each clinical trial and the work completed, and upon information obtained from the CROs and CMOs. The Company’s estimates are dependent upon the timeliness and accuracy of data provided by the CROs and CMOs regarding the status and cost of the studies, and may not match the actual services performed by the organizations. This could result in adjustments to the Company’s research and development expenses in future periods. To date the Company has had no significant adjustments. Costs incurred related to the Company’s purchases of in-process research and development for early-stage products or products that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred. Costs incurred related to the licensing of products that have not yet received regulatory approval to be marketed, or that are not commercially viable and ready for use, or have no alternative future use, are charged to expense in the period incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company also follows the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the same period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common and common equivalent shares outstanding during the same period. The Company excludes common stock equivalents from the calculation of diluted net loss per share when the effect is anti-dilutive.

For the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2017 and 2018, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as losses are not allocable to the convertible preferred stockholders and the inclusion of the potentially dilutive securities would be anti-dilutive.

The following securities that could potentially decrease net loss per share in the future are not included in the determination of diluted loss per share as their effect is anti-dilutive (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Shares issuable upon conversion of convertible preferred stock	4,889	4,889	4,889	9,551

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic and diluted net income per share were computed to give effect to the conversion of the convertible preferred shares using the as-if converted method into common shares as though the conversion had occurred as of the beginning of the period presented. The following table summarizes the Company’s unaudited pro forma net loss per share (in thousands, except share and per share data):

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
	(unaudited)
Numerator:
Net loss attributable to Inhibrx, Inc.	$(19,442)	$(26,752)

Denominator:
Shares used to compute net loss per share, basic and diluted(1)	31,556	31,556
Pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	4,889	5,359

Shares used to compute pro forma net loss per share, basic and diluted	36,445	36,915

Pro forma net loss per share, basic and diluted	$(0.53)	$(0.72)

(1)	Weighted average shares outstanding assumes the Merger occurred on the earliest period presented, or January 1, 2016.

Stock-Based Compensation

Historically, the Company issued profit interest units (“PIUs”) to employees and certain other non-employees. Unit-based compensation for its PIUs was recorded based upon estimated fair value on the date of the grant and recognized as unit-based compensation expense over the expected service period, which is typically approximated by the vesting period. All of the unvested PIUs were accelerated upon the Merger during the second quarter of 2018, which resulted in additional stock-based compensation expense of approximately $1.1 million.

Other Comprehensive Income

The Company has no material components of other comprehensive loss and accordingly, net loss is equal to comprehensive loss in all periods presented.

Segment Information

The Company operates under one segment which develops biologic therapeutic candidates. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies. Unless otherwise stated, the Company believes that the impact of the recently issued accounting pronouncements that are not yet effective will not have a material impact on its consolidated financial position or results of operations upon adoption. We have irrevocably elected not to take advantage of the extended transition period afforded by the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”), for the implementation of new or revised accounting standards and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Adoption of New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2016-09, Revenue from Contracts with Customers (“ASU Topic 606”), which supersedes most existing revenue recognition guidance in GAAP, including most industry specific guidance. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The new standard was originally effective for public companies for annual reporting periods beginning after December 15, 2016, with no early application permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred by one year the effective date for all entities, with application permitted as of the original effective date. The standard allows for either a full retrospective or modified retrospective method of adoption. The Company adopted this standard on its effective date, January 1, 2018, under the modified retrospective method of adoption. Under this method, entities recognize the cumulative impact of applying the new standard at the date of adoption without restatement of prior periods presented. The cumulative effect of applying the new standard to contracts that were not completed as of January 1, 2018 did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows. The new standard also requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. ASU Topic 606 supersedes the revenue recognition requirements in ASC Topic 605. While results for reporting periods beginning after January 1, 2018 are presented under ASU Topic 606, all prior period amounts are not adjusted and continue to be reported under the accounting standards in effect during these prior periods. Refer to the revenue recognition disclosure above for further discussion.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash. The standard clarifies the presentation of restricted cash and requires companies to include restricted cash and cash equivalents in the beginning and ending balances of cash and cash equivalents on the statement of cash flows. The standard also requires additional disclosures to describe the amount and detail of the restriction by balance sheet line item. The new standard was effective for the Company on January 1, 2018. The Company adopted this standard using the retrospective transition method by restating its consolidated statements of cash flows for the years ended December 31, 2016 to include restricted cash of $0.2 million in the beginning and ending cash balance.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. The new standard clarifies “unit-of-account” guidance in ASU Topic 808 to align with ASC Topic 606’s definition of distinct good or service and clarifies when a transaction would be outside the scope of ASC Topic 606 if the collaborative participant to a contract is not a customer. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and will become effective for the Company as of January 1, 2020. The Company early adopted this guidance upon implementation of ASC Topic 606. The standard did not have a material effect on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-2, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of identifying and quantifying all its leases and, based on its initial assessment, believes the adoption of this standard will have a material effect on its consolidated financial statements.

2. OTHER FINANCIAL INFORMATION

Prepaid Expense and Other Assets

Prepaid expense and other current assets are comprised of the following (in thousands):

	December 31,		September 30,
	2016	2017	2018
			(unaudited)
Outside research and development services	$110	$899	$1,506
Professional fees	25	100	94
Other	248	276	551

Prepaid expense and other current assets	$383	$1,275	$2,151

Property and Equipment, Net

Property and equipment are comprised of the following (in thousands):

	December 31,		September 30,
	2016	2017	2018
			(unaudited)
Machinery and equipment	$1,182	$2,522	$3,026
Leasehold improvements	162	162	270
Furniture and fixtures	150	150	369

Total property and equipment	1,494	2,834	3,665
Less: accumulated depreciation and amortization	(630)	(1,029)	(1,506)

Property and equipment, net	$864	$1,805	$2,159

Depreciation and amortization expense totaled $0.3 million and $0.4 million for the years ended December 31, 2016 and 2017, respectively. Depreciation and amortization expense totaled $0.3 million and $0.5 million for each of the nine months ended September 30, 2017 and 2018, respectively.

Accrued Expenses

Accrued expenses are comprised of the following (in thousands):

	December 31,		September 30,
	2016	2017	2018
			(unaudited)
Outside research and development services	$616	$2,062	$1,167
Professional fees	105	464	850
Other	45	81	57

Accrued expenses	$766	$2,607	$2,074

3. DEBT

The Company’s debt balance as of December 31, 2017 and September 30, 2018 consisted of the following (in thousands):

	December 31,	September 30,
	2017	2018
		(unaudited)
Term A	$3,458	$2,522
Term B	3,846	2,798
Term C	4,080	2,962
Term D	4,080	2,962
Add: debt discount	(804)	(391)

Total Debt	14,660	10,853
Less: Current Portion, including debt discount	(5,166)	(5,731)

Long-term Debt, including debt discount	$9,494	$5,122

As of December 31, 2017 and September 30, 2018, the total future minimum payments, which consist of the future contractual principal and final fee payments, on the Company’s debt are as follows (in thousands):

	December 31,	September 30,
	2017	2018
		(unaudited)
2018	$5,688	$1,468
2019	6,192	6,192
2020	3,584	3,584

Total Future Minimum Payments	$15,464	$11,244

Reconciliation of Face Value to Book Value
Total debt obligation, including final payment fee	$15,464	$11,244
Less unamortized debt discount	(804)	(391)

Total obligation	$14,660	$10,853

On March 15, 2015, the Company entered into the Loan Agreement, pursuant to which Oxford agreed, subject to certain conditions, to make term loans to the Company in four $5.0 million installments for an aggregate of $20.0 million. The term loans were made on the following dates: Term A: March 31, 2015; Term B: September 9, 2016; Term C: December 22, 2016, and Term D: December 22, 2016. The proceeds from these loans were designated for working capital and general business purposes.

Pursuant to the terms of the Loan Agreement, Oxford has a senior-secured lien on all of the Company’s current and future assets, other than its intellectual property. Oxford has the right to declare the term loan immediately due and payable in an event of default under the Loan Agreement, which includes, among other things, a material adverse change in the Company’s business, operations, or financial condition or a material impairment in the prospect of repayment of the term loan. As of September 30, 2018, the Company was in compliance with all covenants under the Loan Agreement and has not received any notification or indication from Oxford of an intent to declare the loan due prior to maturity.

Each term loan bears interest at the following annual rate: Term A: 8.0%, Term B: 8.6%, Term C: 8.7%, and Term D: 8.7%. The repayment schedule provided for interest-only payments in arrears until May 2016, followed by consecutive equal monthly payments of principal and interest in arrears through the maturity date, which is March 31, 2020 (the “Maturity Date”) for all four term loans. The Company has the option to prepay the outstanding balance of the term loans in full prior to the Maturity Date, subject to a prepayment fee of up to 3%. Upon repayment of each term loan, the Company is also required to make a final payment to Oxford equal to 7% of the original principal amount of each term loan. This final payment is being accreted over the life of the Loan Agreement using the effective interest method.

In conjunction with the Company’s issuance of its first and second tranches of debt, Oxford also received 33,650 PIUs, which had a per unit value of $3.50, for a total value of $0.1 million. This was recorded as a debt discount and is being amortized using the effective interest method. The PIUs issued to Oxford were converted into 58,907 shares of the Company’s common stock in connection with the Merger.

Also recorded within debt discount is the accretion of the final payment fee due at maturity for each term loan for an aggregate amount of $1.4 million.

4. PREDECESSOR’S EQUITY/ STOCKHOLDERS’ EQUITY/DEFICIT

Equity after the Merger

As discussed in Note 1, in connection with the Merger, 31.6 million shares of common stock, 2.7 million shares of Series Mezzanine 1, and 2.2 million shares of Series Mezzanine 2 were issued in exchange for the outstanding partnership, membership and non-controlling interests of the Inhibrx Parties, as applicable.

Common Stock

As of September 30, 2018, the Company is authorized to issue 55.0 million shares of common stock, par value $0.0001, of which 31.6 million shares were issued and outstanding.

Convertible Preferred Stock

The Company is authorized to issue 15.8 million shares of preferred stock, par value $0.0001, of which 4.3 million shares are designated as Series Mezzanine 1 and 11.5 million are designated as Series Mezzanine 2 (together, the “Preferred Stock”). The Preferred Stock also contains certain anti-dilution provisions, including a full-ratchet down provision upon the issuance or deemed issuance of equity or equity-linked securities within sixty months of the Merger date for no consideration or for a consideration per share less than the conversion price then in effect and an adjustment based on a formula, if the issuance or deemed issuance occurs thereafter. The Preferred Stock also contain certain anti-dilution provisions. As of September 30, 2018, 9.6 million shares of convertible preferred stock were issued and outstanding.

May 2018 Series Mezzanine 2 Financing

In May 2018, the Company entered into a Series Mezzanine 2 Preferred Stock Purchase Agreement with certain accredited investors whereby it issued 0.8 million shares of Series Mezzanine 2 for $11.25 per share for net proceeds of $9.0 million, after deducting offering expenses.

September 2018 Series Mezzanine 2 Financing

In September 2018, the Company received net proceeds of approximately $2.6 million, after deducting offering expenses, from the issuance of 0.4 million shares of Series Mezzanine 2 under an Amended and Restated Series Mezzanine 2 Preferred Stock Purchase Agreement, as amended (the “Amended Purchase Agreement”).

The Amended Purchase Agreement reduced the price per share of the Series Mezzanine 2 from $11.25 to $6.98. In connection with this Series Mezzanine 2 price reduction, the Company issued 0.5 million additional shares to its May 2018 investors. Pursuant to the Second Amended and Restated Certificate of Incorporation (the

“Restated Certificate”), the Company reduced the conversion price per share of the Preferred Stock from $11.25 to $6.98. The reduction in conversion price was provided pursuant to the existing anti-dilution terms of the Preferred Stock. In connection with the Series Mezzanine 2 price reduction, and pursuant to the Merger Agreement, the Company issued an additional 1.6 million shares of Series Mezzanine 1 to one investor and an aggregate of 1.4 million shares of Series Mezzanine 2 to certain other investors. There was no accounting impact associated with either issuance of additional shares since the effective conversion price after giving effect to the price adjustment still exceeded the commitment date fair value of the underlying shares of common stock.

October 2018 and January 2019 Series Mezzanine 2 Financing

In October 2018 and January 2019, the Company received net proceeds of $20.8 million, after deducting offering expenses, from the issuance of 3.0 million shares of Series Mezzanine 2 at $6.98 per share under the Amended Purchase Agreement.

The preferred stock is classified as temporary, or mezzanine, equity on the accompanying consolidated balance sheets for the periods presented because the shares contain certain redemption features that are not solely within the control of the Company. The preferred stock is not being accreted to its redemption value as the shares are not currently redeemable, and it is not probable that the shares will become redeemable.

Conversion Rights

The shares of Preferred Stock are convertible into shares of common stock, at the option of the holder, at the ratio of one-to-one, subject to certain anti-dilution adjustments. Each share of the Preferred Stock will undergo a mandatory conversion into common stock upon either (a) upon the completion of a planned IPO or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock.

Liquidation

Per the terms of the Company’s Restated Certificate, upon the completion of a Deemed Liquidation Event (as defined in the Restated Certificate) (i) each share of Series Mezzanine 1 is entitled to receive a liquidation preference equal to the greater of $6.98, or an amount equal to $6.98 plus an internal rate of return of 10.99% compounding annually from June 2, 2017 on $4.65 and (ii) each share of Series Mezzanine 2 is entitled to receive a liquidation preference equal to $6.98, plus any dividends declared but unpaid thereon or such amount per share as would have been payable had all shares of Series Mezzanine 2 been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (as defined in the Restated Certificate). The holders of shares of Series Mezzanine 1 and Series Mezzanine 2 then outstanding are entitled to receive these liquidation preferences on a pari passu basis. The remaining assets of the Company are to be distributed to the common stockholders pro rata based on the number of shares of common stock held by each stockholder.

As of September 30, 2018, the value of the liquidation preferences for Series Mezzanine 1 and Series Mezzanine 2 were $31.1 million and $36.7 million, respectively.

Dividends

The Company cannot declare and pay any common stock dividends without first declaring and paying dividends as defined in the terms of the Restated Certificate, first to the holders of shares of Preferred Stock. As of September 30, 2018, the board of directors had not declared any dividends.

Voting

The holders of each share of Preferred Stock are entitled to one vote for each share of common stock into which the Preferred Stock would convert.

Equity Financings Prior to the Merger

Inhibrx 101, LP Class A Unit Financing

In June 2016, Inhibrx 101, LP issued an aggregate of 4,285,715 units of its Class A Partnership Units (“Class A Units”) at $3.50 per share for an aggregate purchase price of approximately $15,000,000. Upon completion of the Merger, each Class A Unit was converted into and exchanged for shares of our Series Mezzanine 2 Preferred Stock.

INBRX Subsidiaries Class I Unit Financing

In June 2017, Inhibrx 101, LP, INBRX 103, LLC, Inhibrx 104, LP, INBRX 105, LP, INBRX 106, LP, INBRX 107, LP, INBRX 108, LP, INBRX 109, LP, INBRX 110, LP, INBRX 111, LP and INBRX 112, LP, or the INBRX Subs, issued an aggregate of 5,265,188 Class I units (“Class I Units”) for an aggregate purchase price of $20,000,000. Each Class I Unit was converted into and exchanged for shares of our Series Mezzanine 1 as a result of the Merger.

5. EQUITY COMPENSATION PLANS

Stock Incentive Plan

As of September 30, 2018, the Company has one share-based compensation plan, the 2017 Employee, Director and Consultant Equity Incentive Plan (the “2017 Plan”), which provides for the issuance of incentive stock options, restricted and unrestricted stock awards, and other stock-based awards. As of December 31, 2017, an aggregate of 3.6 million shares of common stock were reserved for issuance under the 2017 Plan, all of which were available.

Subsequent to September 30, 2018, the Company issued approximately 3.0 million stock options under the 2017 Plan to certain of its employees and certain members of its board of directors.

Profit Interest Units

Prior to the Merger on April 30, 2018, the Company historically issued PIUs to its employees and certain non-employees. Stock-based compensation expense related to these PIUs was $0.06 million and $1.2 million for the years ended December 31, 2016 and 2017, respectively. Stock-based compensation expense related to these PIUs was $0.8 million and $2.1 million during the nine months ended September 30, 2017 and 2018, respectively.

Upon the consummation of the Merger, 2.7 million units were converted into 5.3 million shares of common stock. The vesting on the remaining unvested PIUs was accelerated for a charge of $1.1 million to stock-based compensation expense during the second quarter of 2018.

Stock-based compensation expense for all PIUs consists of the following (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018 (1)
			(unaudited)
Research and development	$542	$1,170	$757	$2,130
General and administrative	10	14	10	15

	$552	$1,184	$767	$2,145

(1)

Stock-based compensation expense within this period reflects the four months ended April 30, 2018 and the expense recognized at May 1, 2018 for the PIUs accelerated upon the Merger. No stock-based compensation expense was recorded after the acceleration through September 30, 2018.

6. LICENSE AND GRANT REVENUES

The following table summarizes the total revenue recorded in the Company’s consolidated statements of operations (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
License fee revenue from affiliates
Hangzhou Just Biotherapeutics Co., Ltd.	$—	$2,500	$2,500	$500
Elpiscience Biopharmaceuticals, Inc.	—	—	—	5,000

Total license fee revenue from affiliates	—	2,500	2,500	5,500

License fee revenue from non-affiliates
Five Prime Therapeutics, Inc.	6,667	5,000	5,000	—
Other license revenue from non-affiliates	—	450	338	—

Total license fee revenue from non-affiliates	6,667	5,450	5,338	—

Grant revenue
National Institutes of Health	—	341	272	218
Combating Antibiotic Resistant Bacteria Accelerator	—	100	—	608

Total grant revenue	—	441	272	826

Total revenue	$6,667	$8,391	$8,110	$6,326

JUST

In June 2017, the Company entered into a License Agreement with Hangzhou Just Biotherapeutics Co., Ltd. (“Just”) (the “Just License Agreement”), whereby the Company granted Just exclusive, non-transferable rights to develop, manufacture, and sell its products containing the Company’s protein therapeutic candidate, designed to target DR5 (also referred to as “INBRX-109”), or a derivative thereof, within mainland China, Hong Kong, Macau and Taiwan and agreed to provide Just with the intellectual property and materials, including assays and cell lines, necessary to develop the therapeutic. In addition, for intellectual property created by Just and incorporating intellectual property licensed to Just pursuant to the Just License Agreement (the “Just IP”), the Just License Agreement granted the Company a royalty-free, worldwide, non-exclusive research license the Just IP. Pursuant to the Just License Agreement, the Company received a non-refundable upfront payment of $2.5 million in September 2017, net of $0.25 million of foreign tax withholding, which the Company recorded as revenue since the upfront payment was for a functional license of the intellectual property and there were no other performance obligations required related to the upfront payment. In August 2018, the Company achieved the first milestone under the contract for $0.5 million, which was received as $0.4 million in cash, net of foreign tax withholding and a payment Just made on behalf of the Company to a third party.

Under the Just License Agreement, the Company is also eligible to receive certain developmental and commercial milestones, as well as percentage tiered royalties on future product sales. Due to the uncertainty in the achievement of the developmental and commercial milestones, the variable consideration associated with the future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates will be re-assessed at each reporting period.

In March 2018, the Company also entered into a Technical Services Agreement (the “March TSA”) with Just to provide reasonable assistance with the drug substance transfer between Inhibrx’s contract manufacturer and Just. The Company was reimbursed $0.7 million in April 2018 for the March TSA. The March TSA expired at the end of September 2018. In October 2018, the Company entered into a second Technical Services Agreement (the “October TSA”) with Just to include additional costs incurred by the Company in preparation for the transfer of the drug substance transfer between Inhibrx’s contract manufacturer and Just. The Company was reimbursed $0.4 million in October 2018 for the October TSA. For both the March TSA and the October TSA, the payment received in advance was recorded to other current liabilities and since the Company is acting as an agent on behalf of Just, the Company will record it as a contra-expense against research and development when the work is completed. As of September 30, 2018, the Company had $0.7 million recorded as other current liabilities related to the March TSA. The Company will record the October TSA as a current liability upon receipt of the funds in the fourth quarter of 2018. As of September 30, 2018, the Company has not yet derecognized any of the current liability established under the March TSA, but expects to derecognize the liabilities for the March and October TSA at the time of transfer of the drug substance to Just, currently expected by the end of the second quarter of fiscal 2019. Prior to the March TSA, the Company had recorded no current liabilities related to its contracts with Just.

Elpiscience

As of September 30, 2018, the Company has entered into two different License Agreements with Elpiscience Biopharmaceuticals, Inc. (“Elpiscience”). Each agreement is a standalone license of a distinct and differentiated protein therapeutic candidate with a separate biological target, providing a unique benefit. Neither the license nor the asset is reliant upon the other.

PD-L1 and 4-1BB Program

In February 2018, the Company entered into a License Agreement (the “PD-L1 and 4-1BB License Agreement”) with Elpiscience, whereby the Company granted Elpiscience the exclusive rights to the Company’s bi-specific therapeutic candidate designed to target PD-L1 and 4-1BB (also referred to as “INBRX-105”). This license provides Elpiscience with the rights to further advance the therapeutic candidate through clinical trials, as well as manufacture and commercialize it. It also provides Elpiscience with the Company’s intellectual property specific to INBRX-105, including process and manufacturing development data and information necessary to develop INBRX-105, as well as providing Elpiscience with supply of INBRX-105 for its development in China, Hong Kong, Macau and Taiwan. In February 2018, Elpiscience paid the Company a non-refundable upfront fee of $2.5 million for the exclusive license, which was recorded as license fee revenue upon receipt as the upfront payment was for a functional license of the intellectual property. The Company is also eligible to receive specified developmental and commercial milestone payments as well as percentage tiered royalties on future product sales. Due to the uncertainty in the achievement of the developmental milestones, the variable consideration associated with the future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates will be re-assessed at each reporting period.

Under this PD-L1 and 4-1BB License Agreement, the Company is entitled to reimbursement for certain toxicology study costs and CMC costs. Elpiscience paid the Company $3.0 million in March 2018 for certain costs in relation to the development of INBRX-105. The payment received in advance of the work to be completed was recorded to other current liabilities upon receipt and, since the Company is acting as an agent on behalf of Elpiscience, the Company records it as a contra-expense against research and development as the relevant work is completed. As of September 30, 2018, the Company had approximately $1.0 million remaining recorded as other current liabilities related to this reimbursement under the PD-L1 and 4-1BB License Agreement. During the nine months ended September 30, 2018, the Company derecognized approximately $2.0 million of the liability established from this reimbursement and expects to derecognize the remaining liability at the time the studies are completed, currently expected in early fiscal 2019, with the exception of multi-year stability studies. Prior to the March 2018 payment, the Company has recorded no current liabilities related to reimbursement under its INBRX-105 contract with Elpiscience.

OX40 Program

In April 2018, the Company entered into a separate License Agreement (the “OX40 License Agreement”) with Elpiscience, whereby the Company granted Elpiscience the exclusive rights to the Company’s multivalent protein therapeutic directed to the biological target OX40 (also referred to as “INBRX-106”). This license provides Elpiscience with the rights to further advance the therapeutic candidate through clinical trials, as well as manufacture, and commercialize it. It also provides Elpiscience with the Company’s intellectual property specific to INBRX-106, including process and manufacturing development data and information necessary to develop INBRX-106, as well as providing Elpiscience with supply of INBRX-106 for its development in Mainland China, Hong Kong Macau and Taiwan. The Company is also eligible to receive certain developmental and commercial milestones as well as tiered royalties on future product sales. In accordance with the OX40 License Agreement, Elpiscience paid the Company a non-refundable upfront fee of $2.5 million, $1.0 million of which was received in May 2018 and $1.5 million of which was received in July 2018, which were recorded as license fee revenue as the upfront payment was for a functional license of the intellectual property. Due to the uncertainty in the achievement of the developmental and commercial milestones, the variable consideration associated with the future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates will be re-assessed at each reporting period.

Under this OX40 License Agreement, the Company is entitled to reimbursement for certain toxicology study costs and CMC costs. Elpiscience paid the Company $3.4 million in August 2018 for certain costs incurred in relation to the development and production of INBRX-106. The payment received in advance of the work to be completed. was recorded to other current liabilities upon receipt and since the Company is acting as an agent on behalf of Elpiscience, the Company records it as a contra-expense against research and development as the relevant work is completed. As of September 30, 2018, the Company had approximately $2.0 million remaining recorded as other current liabilities related to this reimbursement under the OX40 License Agreement. During the nine months ended September 30, 2018, the Company derecognized approximately $1.4 million of the liability established from this reimbursement and expects to derecognize the remaining liability at the time the studies are completed, currently expected in early fiscal 2019, with the exception of multi-year stability studies. Prior to the August 2018 payment, the Company had recorded no current liabilities related to reimbursement under the OX40 License Agreement.

Five Prime

In July 2015, the Company entered into a worldwide, exclusive Research Collaboration and License Agreement (“Five Prime Agreement”) with Five Prime Therapeutics, Inc. (“Five Prime”) whereby the Company granted Five Prime (a) an exclusive, worldwide license to antibodies to glucocorticoid-induced tumor necrosis factor receptor (“GITR”) for therapeutic and diagnostic uses, and (b) an exclusive option to obtain exclusive, worldwide licenses to multi-specific antibodies developed by Inhibrx that bind to both GITR and other targets. Under the

Five Prime Agreement, the Company provided Five Prime with its intellectual property, including process and manufacturing development data and information necessary to develop GITR, research and development services for the delivery of a cell bank, as well as an option for the supply of GITR. Pursuant to the agreement, the Company received a non-refundable upfront fee of $10.0 million in July 2015. The Company recognized the upfront payment on a straight-line basis for the period of the research and development agreement which was completed in December 2016. In June 2017, the Company received a $5.0 million payment from Five Prime upon achievement of a developmental milestone.

In August 2017, the Company received notice of Five Prime’s intent to terminate the Five Prime Agreement and its exclusive option right, and the termination for each became effective in December 2017.

Celgene Corporation (“Celgene”)

In June 2012, the Company entered into a Development and Option agreement with Celgene Corporation (“Celgene”) whereby the Company granted Celgene an option to exclusively license certain intellectual property rights relating to the Company’s CD47 checkpoint inhibitor (also referred to as “INBRX-103”). Upon grant of the Development and Option Agreement, Celgene made a non-refundable upfront option payment for the exclusive license. In June 2013, Celgene opted to exercise its right to license the intellectual property rights associated with the Company’s CD47 therapeutic. The Company is entitled to future payments upon achievement of certain development and approval. In addition, the Company is entitled to royalty payments ranging in the low single digit to double digit percentage range based on net sales.

Government Grants

National Institutes of Health (“NIH”)

To date, the Company has been awarded three separate grants from the NIH. The details are as follows:

1)

NIH award dated February 8, 2017 in the amount of approximately $0.2 million for the development of multi-specific antibodies for the treatment of Pseudomonas aeruginosa infection, a project that was completed between February 2017 and July 2017. As of September 30, 2018, the complete grant has been recognized as revenue. Revenue was recognized in accordance with the Company’s stated methodology discussed in Note 1, Organization and Summary of Significant Accounting Policies - Grant Revenue.

2)

NIH award dated August 16, 2017 in the amount of $1.0 million for the continued development of multi-specific antibodies for the treatment of Pseudomonas aeruginosa infection. As of September 30, 2018, approximately $0.1 million in revenue has been recognized under this grant, and approximately $0.1 million in cash has been received from the NIH. This grant is a subsequently granted continuation of the aforementioned NIH grant. The continued project under this grant was planned be completed by July 2018, but was extended through July 2019. Revenue is recognized in accordance with the Company’s stated methodology discussed in Note 1, Organization and Summary of Significant Accounting Policies - Grant Revenue.

3)

NIH award dated August 14, 2017 in the amount of approximately $0.2 million for the development of multi-specific antibodies for the treatment of Methicillin Resistant Staphylococcus aureus (“MRSA”) infection, a projected that was completed between August 2017 and July 2018. As of September 30, 2018, the complete grant has been recognized as revenue and approximately $0.1 million has been received from the NIH. Revenue is recognized in accordance with the Company’s stated methodology discussed in Note 1, Organization and Summary of Significant Accounting Policies - Grant Revenue.

Revenue from these NIH grants are based upon internal and subcontractor costs incurred by the Company that are specifically covered by the grants, and where applicable, an additional facilities and administrative rate that provided funding for overhead expenses. Revenue is recognized when the Company incurs these covered expenses related to the grant’s continued progression. The Company submits invoices to the NIH for only those expenses which have been incurred by the Company in each period, resulting in reimbursement in arrears.

CARB-X Subaward Agreement

During July 2017, the Company was awarded a grant by Boston University in the amount of $4.6 million. The program, Combating Antibiotic Resistant Bacteria Accelerator (“CARB-X”), is a non-profit public-private partnership dedicated to accelerating antibacterial research to tackle the global rising threat of drug-resistant bacteria. The Company received this award in relation to its program aimed at the development of novel antimicrobial therapeutics using multiple mechanisms of action to circumvent the development of resistance, in the case of the grant, specifically for pseudomonas. The payment structure of this grant is a cost share, where 70% of costs are reimbursed by the sponsor, or Boston University, and the remaining 30% of costs are covered by the Company. The work under this grant began in October 2017 and is expected to continue through March 2019.

Revenue from this grant are based upon internal costs incurred by the Company that are specifically covered by the grant, and where applicable, an additional facilities and administrative rate that provided funding for overhead expenses. Revenue is recognized when the Company incurs these covered expenses related to the grant’s continued progression. The Company submits invoices to Boston University for only those expenses which have been incurred by the Company in each period, resulting in reimbursement in arrears. Through September 30, 2018, $0.7 million in revenue has been recognized and $0.3 million in cash has been received from Boston University.

7. RELATED PARTY TRANSACTIONS

LAV Summit Limited

LAV Summit Limited (“LAV SL”), a limited company, is a principal shareholder owning more than 5% of the Company’s outstanding equity interest as of December 31, 2016, December 31, 2017, and September 30, 2018, respectively. Due to this equity ownership, LAV SL is considered a related party. Moreover, Judith Li, a member of the Company’s board of directors, is a Partner at LAV SL’s General Partner, Lilly Asia Ventures (“LAV”), a biomedical venture capital firm.

In June 2017, the Company entered into a License Agreement with Just. LAV through one of its funds, holds a significant equity ownership position in Just and Judith Li currently serves on the board of directors of Just. For the year ended December 31, 2017 and the nine months ended September 30, 2018, the Company recorded revenue of $2.5 million and $0.5 million, respectively, related to this agreement. See Note 6 for further discussion of this agreement.

In February 2018, the Company entered into a License Agreement with Elpiscience. LAV, through one of its funds, holds a significant equity ownership position in Elpiscience and the Venture Partner of LAV is the CEO, Founder, and Director at Elpiscience. Accordingly, the Company identifies Elpiscience as a related party. For the nine months ended September 30, 2018, the Company recorded revenue of $2.5 million related to this agreement. Additionally, under this agreement, the Company is entitled to reimbursement for certain chemistry, manufacturing and controls (“CMC”) and toxicology expenses incurred for which Elpiscience paid the Company $3.0 million as of September 30, 2018. See Note 6 for further discussion of this agreement.

In April 2018, the Company entered into a second License Agreement with Elpiscience. For the nine months ended September 30, 2018, the Company recorded revenue of $2.5 million related to this agreement. Additionally, under this agreement, the Company is entitled to reimbursement for certain CMC and toxicology expenses incurred for which Elpiscience paid the Company $3.4 million as of September 30, 2018. See Note 6 for further discussion of this agreement.

Series Mezzanine 1 Preferred Stock and Series Mezzanine 2 Preferred Stock Issuance

In April 2018, the Company issued an aggregate of 31,555,556 shares of its common stock, 2,666,667 shares of its Series Mezzanine 1 and 2,222,222 shares of its Series Mezzanine 2 in exchange for each predecessor’s interest, as applicable. No cash was exchanged as consideration between the Company and its equity holders in connection with the Merger. See Note 4 for further discussion.

The following table summarizes the shares of stock issued to our directors, executive officers, holder of more than 5% of our capital stock and their affiliates in connection with the Merger (in thousands):

Name	Shares of Common Stock issued	Shares of Series Mezzanine 1 Preferred Stock	Shares of Series Mezzanine 2 Preferred Stock
Employees (1)	15,715
Non-employee Directors (1)	6,800
LAV SL (2)		2,667
Entities affiliated with RA Capital Fund (3)			2,222

(1)	Certain of our executive officers are also directors and have been included within “employees” in the table above.
(2)	LAV SL is considered a principal shareholder owning more than 5% of the Company’s outstanding equity interest as of September 30, 2018.
(3)

Entities affiliated with RA Capital Healthcare Fund, L.P. (“RA Capital Fund”) are considered a principal shareholder owning more than 5% of the Company’s outstanding equity interest as of September 30, 2018.

Series Mezzanine 2 Preferred Stock Financing

One of our directors participated in the May 2018 financing round, receiving 88,888 shares of Series Mezzanine 2 for a purchase price of $1.0 million. The same director was issued an additional 54,378 shares of Series Mezzanine 2 as part of the Amended Purchase Agreement the share price of those issued in May 2018 was also decreased from $11.25 to $6.98.

Another of our directors participated in the May 2018 financing round, receiving 8,888 shares for a purchase price of $0.1 million. The same director was issued an additional 5,423 shares as part of the Amended Purchase Agreement the share price of those issued in May 2018 was also decreased from $11.25 to $6.98.

WuXi Biologics Healthcare Venture (“WuXi Bio HV”) participated in the May 2018 financing round, receiving 266,666 shares of Series Mezzanine 2 for a purchase price of $3.0 million. WuXi Bio HV was issued an additional 163,133 shares of Series Mezzanine 2 as part of the Amended Purchases Agreement the share price of those issued in May 2018 was also decreased from $11.25 to $6.98. Additionally, in January 2019, WuXi Bio HV purchased an additional 1,719,197 shares of Series Mezzanine 2 for a purchase price of $12.0 million.

LAV SL was issued an additional 1,632,652 shares of Series Mezzanine 1 in September 2018 related to their 2,666,667 shares of Series Mezzanine 1, discussed above, in the form of a make-whole adjustment. No cash was exchanged as consideration between the Company and LAV SL in connection with this make-whole adjustment.

Entities affiliated with RA Capital Fund were issued an additional 1,360,544 shares Series Mezzanine 2 in September 2018 related to their 2,222,222 shares Series Mezzanine 2, discussed above, in the form of a make-whole adjustment. No cash was exchanged as consideration between the Company and RA Capital Fund in connection with this make-whole adjustment. Additionally, in October 2018, entities affiliated with RA Capital Fund participated in the funding round, receiving 117,868 shares Series Mezzanine 2 for a purchase price of $0.8 million.

See Note 4 for further discussion of Preferred Stock Financing transactions.

Other Transactions

In June 2017, the Company issued promissory notes for an aggregate of approximately $0.6 million to a member of its board of directors and his family. Pursuant to the terms of the agreements, the principal balances bore simple interest at a rate equal to 1% per annum and the notes were due on or before December 31, 2018. The Company recorded a note receivable during the second quarter of 2017. In March 2018, the principal and interest due was paid in full.

8. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

Prior to the Merger on April 30, 2018, the consolidated entity was organized as multiple partnerships for U.S. federal and state income tax purposes. Accordingly, all income and deductions of the partnership were reported on the partner’s individual income tax returns. As a partnership, the Company was subject only to certain immaterial state income taxes as well as foreign income taxes withheld on payments received in connection with license agreements. Upon the Merger on April 30, 2018, the Company became subject to U.S. federal and state taxes at the entity level. Deferred taxes were recorded for the difference between the book and tax basis of assets and liabilities at the conversion date. As a result, the Company recorded an expense of $0.1 million through continuing operations to establish the net deferred tax liability of $0.1 million.

Post-Merger, the Company generated large operating losses for which a deferred tax asset has been recorded. As of September 30, 2018, the Company has a net deferred tax asset which must be analyzed for realizability. Based upon all available positive and negative evidence, management does not believe that realization of the Company’s net deferred tax assets is more likely than not. As such, a full valuation allowance has been established to offset the net deferred tax asset.

The Company recorded $0.1 million in initial deferred taxes at the Merger date which was offset by a benefit of the same amount related to the decrease in the deferred tax liability for the period, resulting in no income tax provision for the nine months ended September 30, 2018. During the nine months ended September 30, 2017, the Company recorded a provision for income taxes of $0.3 million. The provision for the nine months ended September 30, 2017 was related to foreign income tax withheld on $2.5 million received in connection with the Just License Agreement.

The Company also follows the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

The Company has analyzed its inventory of tax positions taken with respect to all applicable income tax issues for all open tax years (in each respective jurisdiction) and has concluded that no material uncertain tax positions exist as of September 30, 2018. The Company has not been, nor is it currently, under examination by the U.S. federal or any state tax authority. The tax years 2014 and subsequent remain open to examination in the United States.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

In September 2017, the Company entered into a new seven year lease agreement for approximately 34,000 square feet as its sole location in San Diego, California, expiring in June 2025. The Company has an option to extend the lease an additional five years. The lease contained an initial base rent of approximately $134,000 per month with 2% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property, which taxes and operating expenses are to be determined annually.

For the years ended December 31, 2016 and 2017, rent expense, which includes common area maintenance, was $0.6 million and $0.7 million, respectively. Rent expense for the nine months ended September 30, 2018 was $0.8 million.

Future minimum rental payments under operating leases as of December 31, 2017 are as follows (in thousands):

2018	$817
2019	1,650
2020	1,682
2021	1,715
2022	1,749
Thereafter	4,521

Total	$12,134

Litigation

From time to time, the Company may be a party to certain other litigation that is either judged to be not material or that arises in the ordinary course of business. The Company intends to vigorously defend its interests in these matters and does not expect that the resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. However, due to the uncertainties inherent in litigation, no assurance can be given as to the outcome of these proceedings. The Company is not currently party to any material legal proceedings.

Licenses

In August 2018, as a result of the termination of the collaboration agreement, the Company entered into a license agreement with Five Prime for worldwide rights to exclusively license and offer for sub-license, intellectual property and know-how related to a specific protein therapeutic (“FPA 154”) that specifically binds to and modulates GITR. Under the agreement, the Company shall pay Five Prime a percentage of any up-front payments received as well as certain specified milestone payments. To date, the Company has not made any payments in connection with this license and has not accrued for any future payments because payment under the terms of the license agreement are not considered probable. See Note 6 for details on the original agreement.

10. SUBSEQUENT EVENTS

For the audited financial statements as of December 31, 2017 and for the year then ended, as well as for purposes of the interim unaudited financial statements as of September 30, 2018 and for the nine months then ended, the Company has evaluated subsequent events through January 4, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no additional subsequent events required recognition or disclosure in these financial statements, other than disclosures related to those outlined below and in Notes 4 and 5.

On December 20, 2018, the Company entered into an exclusive license agreement with bluebird bio, Inc. (“bluebird”) to research, develop and commercialize chimeric antigen receptor (“CAR”) T cell therapies using the Company’s proprietary sdAb platform. Under the terms of this license agreement, the Company will provide bluebird the exclusive worldwide rights to develop, manufacture, and commercialize certain cell therapy products containing sdAbs directed to various cancer targets. In January 2019, the Company received a $7.0 million payment and pursuant to the license agreement is entitled to receive developmental milestone payments as well as percentage tiered royalties on future product sales.

            Shares

Common Stock

PROSPECTUS

Joint Bookrunners:

Evercore ISI

Barclays

Nomura

Co-Manager:

Raymond James

                    , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market listing fee:

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent and registrar’s fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation, which will become effective upon completion of the offering provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Our amended and restated certificate of incorporation further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation also provides that we will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.

In connection with the sale of common stock being registered hereby, we will enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation and our amended and restated bylaws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding shares of capital stock issued by us since January 1, 2016. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Recent Sales of Unregistered Securities of Inhibrx, Inc.

On November 17, 2017, we issued 100 shares of common stock to Mark P. Lappe in connection with the formation of Inhibrx, Inc., or the Founder Stock, at a price per share of $0.0001 for an aggregate purchase price of $0.01. The Founder Stock was cancelled in connection with the Merger (as defined below).

On April 30, 2018, we completed a series of transactions pursuant to which multiple entities previously operating our business merged with and into Inhibrx, Inc., or Inhibrx, with Inhibrx continuing as the surviving corporation. These entities consisted of Inhibrx, LP, Inhibrx 101, LP, Inhibrx 104, LP, INBRX 105, LP, INBRX 106, LP, INBRX 107, LP, INBRX 108, LP, INBRX 109, LP, INBRX 110, LP, INBRX 111, LP, INBRX 112, LP, each a limited partnership organized under the laws of the State of Delaware, and Inhibrx BioPharma, LLC, a limited liability company organized under the laws of the State of Delaware. We refer to each of these entities as a Target Party, and collectively as the Target Parties. We issued an aggregate of 31,531,639 shares of common stock, 2,641,343 shares of Series Mezzanine 1 Preferred Stock, par value $0.0001 per share, or the Series Mezzanine 1 Preferred Stock, and 2,222,222 shares of Series Mezzanine 2 Preferred Stock, par value $0.0001 per share, or the Series Mezzanine 2 Preferred Stock, as consideration for the partnership or membership units held by the Target Parties. Further, in connection with this merger, we entered into an Exchange Agreement, dated April 30, 2018, with INBRX 103, LLC, whereby the issued and outstanding membership units held by all members of INBRX 103, LLC were converted into and exchanged for 23,917 shares of our common stock and 25,324 shares of our Series Mezzanine 1 Preferred Stock, resulting in Inhibrx, Inc. being the sole shareholder of INBRX 103, LLC. These transactions are collectively referred to as the Merger. Each share of our Series Mezzanine 1 Preferred Stock and Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

From May 2018 through June 2018, after the consummation of the Merger, we issued an aggregate of 804,439 shares of our Series Mezzanine 2 Preferred Stock at a price per share of $11.25 for an aggregate purchase price of approximately $9.1 million to certain accredited investors, or the Prior Investors. Each share of our Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

In September 2018, we amended the Series Mezzanine 2 Preferred Stock Purchase Agreement to reduce the price per share of the Series Mezzanine 2 Preferred Stock to $6.98. Pursuant to the Amended and Restated Series Mezzanine 2 Preferred Stock Purchase Agreement, dated September 28, 2018, by and between the Company and the investors listed therein, or the Restated Purchase Agreement, as amended, we issued an aggregate of 3,355,689 shares of our Series Mezzanine 2 Preferred Stock at a price per share of $6.98 for an aggregate purchase price of approximately $23.4 million during the period of September 2018 through January 2019. We refer to the transactions from May 2018 through January 2019 as the Mezzanine Financing. In connection with the Series Mezzanine 2 Preferred Stock price reduction as contemplated by the Restated Purchase Agreement, we issued an aggregate of 492,118 shares of Series Mezzanine 2 Preferred Stock to the Prior Investors, such that each Prior Investor would receive the aggregate number of shares of Series Mezzanine 2 Preferred Stock had he or she purchased the Series Mezzanine 2 Preferred Stock at the reduced price per share. Each share of our Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

Pursuant to the agreement and plan of merger, dated April 30, 2018, by and among Inhibrx and the Target Parties, in the event that we sold shares of either series of Series Mezzanine Preferred Stock at a price per share of less than $11.25 after the effective date of the Merger, we agreed to issue additional shares of Series Mezzanine 1 Preferred Stock and shares of Series Mezzanine 2 Preferred Stock to each of the Target Parties that received Series Mezzanine 1 Preferred Stock or Series Mezzanine 2 Preferred Stock in the Merger. As a result, in September 2018, we issued 1,632,652 shares of Series Mezzanine 1 Preferred Stock and 1,360,544 shares of Series Mezzanine 2 Preferred Stock to certain Target Parties. Each share of our Series Mezzanine 1 Preferred Stock and Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

From January 2016 to December 2018, we granted stock options to purchase an aggregate of 3,028,000 shares of our common stock. All such stock options have an exercise price of $6.05 per share.

In December 2018, we amended the Restated Purchase Agreement to extend the deadline for additional closings in the Mezzanine Financing to the earlier of February 28, 2019 or the closing of an underwritten initial public offering. Immediately prior to the consummation of this offering, the Mezzanine Financing will automatically close. In January 2019, we issued 1,719,197 shares of Series Mezzanine 2 Preferred Stock at a purchase price per share of $6.98 for a purchase price of $12.0 million. Each share of our Series Mezzanine 2 Preferred Stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

Recent Sales of Unregistered Securities of Target Parties Prior to the Merger

The descriptions below set forth information regarding all securities issued and sold by the Target Parties within the past three years that were not registered under the Securities Act, and the consideration, if any, received for such securities. For purposes of clarity, we refer to the specific Target Party or INBRX 103, LLC as the issuer involved in each transaction, as applicable.

Inhibrx 101, LP

In June 2016, Inhibrx 101, LP issued an aggregate of 4,285,715 Class A partnership units at a price per unit of $3.50 for an aggregate purchase price of approximately $15,000,000.

Inhibrx, LP

In September 2016, Inhibrx, LP issued 15,075 Class II partnership units to Oxford Finance LLC, or Oxford, and 1,825 units of its Class II partnership units to Oxford’s designee as consideration in connection with entering into a loan agreement with Oxford.

In February 2017, Inhibrx, LP issued 54,000 Class II partnership units to certain employees pursuant to the partnership agreement of Inhibrx, LP, as amended, as consideration for compensatory purposes and no consideration was received by the Company in connection with their issuance.

Inhibrx Biopharma, LLC

In August 2016, Inhibrx Biopharma, LLC issued an aggregate of 3,125 Class II membership units at a price per unit of $0.001 for an aggregate purchase price of $3.13.

In April 2017, Inhibrx Biopharma, LLC issued an aggregate of 78,125 Class II membership units at a price per unit of $0.001 for an aggregate purchase price of $78.13.

In June 2017, Inhibrx Biopharma, LLC issued an aggregate of 31,250 Class II membership units at a price per unit of $0.001 for an aggregate purchase price of $31.25.

Other Subsidiaries

In June 2017, Inhibrx 101, LP, INBRX 103, LLC, Inhibrx 104, LP, INBRX 105, LP, INBRX 106, LP, INBRX 107, LP, INBRX 108, LP, INBRX 109, LP, INBRX 110, LP, INBRX 111, LP and INBRX 112, LP, issued an aggregate of 5,265,188 Class I partnership units for an aggregate purchase price of approximately $20,000,000.

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid for the transactions described in this item. All sales of securities described in this item were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index included immediately prior to the signature page to this registration statement, which is incorporated by reference herein.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Filed Herewith

1.1*	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (currently in effect).	X

3.2*	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).

3.3*	Amended and Restated Bylaws of the Registrant (currently in effect).

3.4*	Form of Amended and Restated Bylaws (to be effective upon completion of this offering).

4.1*	Form of Common Stock Certificate.

4.2*	Investors’ Rights Agreement, dated April 30, 2018, by and between the Registrant and the investors named therein.

4.3*	Right of First Refusal and Co-Sale Agreement, dated April 30, 2018, by and between the Registrant and the investors named therein.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1	Form of Indemnification Agreement.	X

10.2	Executive Employment Agreement, effective as of January 1, 2019, by and between the Registrant and Mark Lappe.	X

10.3	Executive Employment Agreement, effective as of January 1, 2019, by and between the Registrant and Klaus Wagner, M.D., Ph.D.	X

10.4	Executive Employment Agreement, effective as of January 1, 2019, by and between the Registrant and Brendan Eckelman, Ph.D.	X

10.5	2017 Employee, Director and Consultant Equity Incentive Plan (currently in effect).	X

10.6	Form of Stock Option Grant Notice under the 2017 Employee, Director and Consultant Equity Incentive Plan (currently in effect).	X

10.7	Form of Restricted Stock Agreement under the 2017 Employee, Director and Consultant Equity Incentive Plan (currently in effect).	X

10.8	Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan (to be effective upon completion of this offering).	X

10.9	Form of Stock Option Grant Notice under the Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan (to be effective upon completion of this offering).	X

10.10	Form of Restricted Stock Agreement under the Amended and Restated 2017 Employee, Director and Consultant Equity Incentive Plan (to be effective upon completion of this offering).	X

10.11*	License Agreement, dated July 1, 2013, by and between INBRX 103, LLC and Celgene Corporation.

10.12*	Amendment to License Agreement, dated November 23, 2018, by and among the Registrant, INBRX 103, LLC and Celgene Corporation.

10.13	Loan and Security Agreement, dated March 31, 2015, by and between the Registrant and Oxford Finance LLC.	X

10.14*	First Amendment, Waiver and Consent to Loan and Security Agreement, dated August 15, 2016, by and between the Registrant and Oxford Finance LLC.

10.15	Second Amendment to Loan and Security Agreement, dated December 22, 2016, by and between the Registrant and Oxford Finance LLC.	X

Exhibit Number	Description of Exhibit	Filed Herewith

10.16	Consent and Third Amendment to Loan and Security Agreement, dated April 30, 2018, by and among the Registrant, Oxford Finance LLC and the Lenders listed therein.	X

10.17*	Amended and Restated Master Services Agreement, dated August 28, 2018, by and between the Registrant and WuXi Biologics (Hong Kong) Limited.

10.18*	Lease Agreement, dated September 8, 2017, by and between the Registrant and HCP TPSP, LLC.

21.1	Subsidiaries of Registrant.	X

23.1*	Consent of BDO USA, LLC, independent registered public accounting firm.

23.3*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page hereto).

*	To be filed by amendment.
†

Confidential treatment is being requested for portions of this exhibit. These portions have been omitted from the registration statement and are being filed separately with the U.S. Securities and Exchange Commission.

Management Compensation Plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in La Jolla, California, on the                day of                        , 2019.

INHIBRX, INC.

Name: Mark Lappe
Title: Chief Executive Officer, Chief Financial Officer, President and Director

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Inhibrx, Inc. (the “Company”), hereby severally constitute and appoint Mark Lappe, our true and lawful attorney, with full power to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorney or his substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark Lappe	Chief Executive Officer, Chief Financial Officer, President and Director (principal executive officer, principal financial officer and principal accounting officer)	, 2019

Brendan Eckelman, Ph.D.	Director	, 2019

Jon Faiz Kayyem, Ph.D.	Director	, 2019

Margery Fischbein	Director	, 2019

Douglas Forsyth	Director	, 2019

Judith Li	Director	, 2019